WORTH REACHING FOR



Constellation Brands

NOTICE OF VIRTUAL ANNUAL
MEETING OF STOCKHOLDERS AND
2026 PROXY STATEMENT



VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

June 5, 2026

To Our Stockholders:

On behalf of the Board of Directors, you are cordially invited to attend the 2026 Virtual Annual Meeting of Stockholders of Constellation Brands, Inc. on Wednesday, July 22, 2026 at 11:00 a.m. (EDT). You will be able to attend the 2026 Virtual Annual Meeting, vote your shares, and submit your questions during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/STZ2026. The meeting will be held entirely online via live audio-only webcast. There will not be an option to attend the meeting in person.

During Fiscal 2026, the Board completed a structured and deliberate leadership succession process. This process was overseen by the full Board, with active involvement from its committees, and was designed to promote leadership continuity, stability, and alignment with the Company's long-term strategy and culture. As a result of that process, we appointed Nicholas I. Fink as President and Chief Executive Officer effective April 13, 2026. We are grateful to Bill Newlands for his years of service and leadership and for his assistance with an orderly transition.

Fiscal 2026 was also a year marked by a challenging and evolving operating environment. Against a backdrop of heightened macroeconomic volatility and shifting consumer behavior, management focused on disciplined execution, cost control, and cash generation. While overall category demand remained subdued for much of the year, our Beer Division continued to outperform the broader beer category and maintain its leadership position within the high-end segment. The Wine and Spirits Division continued to execute on its portfolio repositioning, following divestiture activity and strategic actions intended to better align the business with long-term consumer-led premiumization trends.

At the enterprise level, the Company generated strong free cash flow, maintained its targeted leverage profile, and continued to return substantial capital to stockholders through dividends and share repurchases. Management also placed increased emphasis on operating efficiency and margin discipline, launching restructuring and cost-savings initiatives expected to deliver meaningful long-term benefits.

Throughout the year, the Board remained focused on sound governance, thoughtful succession planning, and ensuring that executive compensation decisions reflected performance outcomes, business conditions, and stockholder interests, while supporting leadership continuity during a period of transition.

The attached Notice of Virtual Annual Meeting of Stockholders and Proxy Statement describe in detail the matters expected to be acted upon at the meeting. Also provided is the Company's 2026 Annual Report that contains important business and financial information regarding the Company. Your vote is important. Regardless of whether you participate in the meeting, we hope you vote as soon as possible. You may vote online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy, or voting instruction card ensures your representation at the meeting regardless of whether you attend the meeting.

Thank you for your continued support of Constellation Brands.

Very truly yours,

/s/ Christopher J. Baldwin
CHRISTOPHER J. BALDWIN
Independent Chair of the Board

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

Date/ Time	Wednesday, July 22, 2026 at 11:00 a.m. (EDT)
Virtual Meeting Access	To attend the Annual Meeting, vote, and ask questions, go to www.virtualshareholdermeeting.com/ STZ2026. You will need the 16-digit control number included on your Important Notice Regarding the Availability of Proxy Materials, your proxy card, or the instructions that accompany your proxy materials. Because the Annual Meeting is virtual and being conducted over the Internet, stockholders will not be able to attend the Annual Meeting in person.
Items of Business	1. Elect as directors the twelve nominees named in the Proxy Statement.
	2. Ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2027.
	3. Approve, by an advisory vote, the compensation of the Company's named executive officers as disclosed in the Proxy Statement.
	4. Approve the amendment and restatement of the Company's Long-Term Stock Incentive Plan.
	5. Transact such other business as may properly come before the Annual Meeting, or any adjournment or postponement.
Record Date	Holders of Class A Common Stock as of the record date of May 26, 2026 are entitled to notice of and to vote on the matters listed in the Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jeffrey H. LaBarge

JEFFREY H. LABARGE
Secretary

> Your vote is important to us, and we encourage you to vote your shares as soon as possible even if you plan to attend the virtual Annual Meeting. You can vote in the following ways:



Visit the website listed on your Notice or proxy card(s) to
VOTE VIA THE INTERNET



If you received paper copies of your proxy materials in the mail, sign, date, and return your proxy card(s) in the enclosed envelope to
VOTE BY MAIL



Call the telephone number specified on your proxy card(s) or on the website listed on your Notice to
VOTE BY PHONE

> Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on July 22, 2026: This Proxy Statement and the Company's 2026 Annual Report are available on our website at https://ir.cbrands.com

TABLE OF CONTENTS

	Page

CONSTELLATION BRANDS, INC.

50 East Broad Street
Rochester, NY 14614

PROXY STATEMENT

ANNUAL MEETING INFORMATION

This Proxy Statement is being furnished to the holders of the common stock of Constellation Brands, Inc. in connection with the solicitation of proxies by the Board. The proxies are for use at the Meeting. This year we will again hold a virtual Annual Meeting of Stockholders. Stockholders may participate online by logging onto www.virtualshareholdermeeting.com/STZ2026. There will not be a physical meeting location. See the Questions & Answers section near the end of this Proxy Statement for additional information.

We are delivering proxy materials to many stockholders via the Internet under the SEC's Notice and Access rules. Using this method of distribution, on or about June 8, 2026, we will mail an Important Notice Regarding the Availability of Proxy Materials that contains information about our 2026 Virtual Annual Meeting of Stockholders and instructions on how to view all proxy materials, and vote electronically, on the Internet. If you receive the Notice and prefer to receive a paper or e-mail copy of the proxy materials, follow the instructions in the Notice for making this request, and the materials will be sent promptly to you via your preferred method. If you prefer to vote by phone, the website listed on the Notice, www.proxyvote.com, has instructions for voting by phone. If you received paper copies of our proxy materials in the mail, you may submit your proxy by properly executing and returning the proxy card or voting instruction card in the enclosed envelope. If you received paper copies of this year's proxy materials by mail, you can elect to receive an email message in the future that will provide a link to those documents on the Internet.

As of the Record Date, the outstanding stock of the Company consisted of Class A Stock and Class 1 Stock. The capital stock of the Company entitled to be voted at the Meeting that was outstanding as of the Record Date consisted of 171,466,896 shares of Class A Stock. Shares of Class 1 Stock are only issued to certain recipients of stock option awards under our LTSIP, have limited voting rights, and holders of Class 1 Stock are not entitled to vote on any of the proposals described in this Proxy Statement. Only holders of record of Class A Stock on the books of the Company at the close of business on the Record Date for determining eligibility to vote at the Meeting are entitled to notice of and to vote at the Meeting.

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should carefully read the entire Proxy Statement before voting. This summary does not contain all the information that you should consider when casting your vote.

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals	Board Recommendation	Where to Find More Information
1. Elect as directors the twelve nominees named in the Proxy Statement for a one-year term ending at the 2027 Annual Meeting	"FOR" each of the Company's nominees	Page 8
2. Ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2027	"FOR"	Page 32
3. Approve, by an advisory vote, the compensation of the Company's named executive officers as disclosed in the Proxy Statement	"FOR"	Page 72
4. Approve the amendment and restatement of the Company's Long-Term Stock Incentive Plan	"FOR"	Page 73

COMPANY BACKGROUND

We are an international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy with powerful, consumer-connected, high-quality brands like Modelo Especial, Corona Extra, Pacifico, Victoria, Kim Crawford, Ruffino, The Prisoner Wine Company, Robert Mondavi Winery, Mi CAMPO and High West. In the U.S., we are one of the top dollar share gainers among beverage alcohol suppliers. We are also the second-largest beer company, have the #1 beer brand, Modelo Especial, in dollar sales in the U.S., and we remain the #1 high-end beer supplier in the U.S. by dollar sales. Within wine and spirits, we have implemented a multi-year strategy that repositioned this business to a portfolio of exclusively higher-end brands that we believe is positioned for long-term growth, aligned to our focus on consumer-led premiumization trends, and we continue to progressively expand our supply channels through DTC and international markets. The strength of our brands makes us a supplier of choice to many of our consumers and our Customers, which include wholesale distributors and retailers. We conduct our business through entities we wholly own as well as through a variety of joint ventures and other entities.

Our mission is to build brands that people love because we believe elevating human connections is Worth Reaching For. It is worth our dedication, hard work, and calculated risks to anticipate market trends and deliver more for our consumers, stockholders, employees, and industry.

OUR BRANDS

Every day, people reach for brands from our high-end, imported beer portfolio anchored by the iconic Corona Extra and Modelo Especial, a flavorful lineup of Modelo Cheladas, and favorites like Pacifico, and Victoria; our exceptional wine brands including The Prisoner Wine Company, Robert Mondavi Winery, Kim Crawford, Schrader Cellars, and Lingua Franca; and our craft spirits brands such as Mi CAMPO Tequila and High West Whiskey.


Corona
NON-ALCOHOLIC
Corona
SUNBREW
CITRUS CERVEZA
Corona
PREMIER
Corona
Extra
MI CAMPO
HIGH
WEST
DOUBLE RYE
KIM
CRAWFORD
SAUVIGNON BLANC
LINGUA FRANCA
Modelo
Especial
PACIFICO
CHELADA
Especial
Victoria

FISCAL 2026 HIGHLIGHTS

Our Fiscal 2026 performance is highlighted by:

- Disciplined Capital Returns to Stockholders. We returned over $1.6 billion to stockholders through share repurchases and dividends while maintaining our target comparable net leverage ratio of approximately 3.0x, reflecting a balanced approach to capital allocation and financial flexibility.
- Significant Enterprise Cost Savings. We delivered over $200 million in cost savings through supply chain efficiencies across the Beer Business, underscoring the progress of our enterprise-wide restructuring and cost optimization initiatives.
- Strong Cash Flow Generation and Margin Performance. The Beer Business achieved an industry-leading operating margin of 38%, and the enterprise generated Fiscal 2026 operating cash flow of $2.7 billion and FCF of $1.8 billion, demonstrating robust cash conversion and operational discipline in a challenging consumer environment.

CORPORATE GOVERNANCE

OUR APPROACH TO CORPORATE GOVERNANCE

The Board is committed to performing its responsibilities in a manner consistent with sound governance practices and that promotes value creation for the Company's stockholders. Until November 2022, the Company qualified as a "controlled company" under NYSE rules due to a majority of the voting power being held by entities affiliated with our founding Sands family. In November 2022, we completed the Reclassification. Upon completion of the Reclassification, the prior "high-vote/low-vote" voting structure was eliminated, and Constellation now has, for substantially all purposes, a single class of voting common stock (Class A Stock) with one vote per share. Please refer to our 2025 Proxy Statement for more information on the evolution of the Company's governance practices as a non-controlled company, including corporate governance changes implemented in connection with and since the Reclassification.

The Board understands the importance of sound governance to our stakeholders and will continue to evaluate its governance practices in response to the expressed views and policies of our stockholders and other stakeholders and seek to evolve those practices as appropriate.

Corporate Governance Highlights

Highlights of our corporate governance practices include the following:

- *Refreshed Board and Board Leadership* – In the past three years, we have added four independent directors to the Board, including an independent Board Chair, with E. Morgan Flatley most recently joining the Board in May 2026. Seven of our nine independent directors have served for less than eight years on the Board.

- *Independent Committees and Refreshed Committee Leadership* – The Board has three standing committees: (i) Audit; (ii) Corporate Governance, Nominating, and Responsibility; and (iii) Human Resources. All members of these committees are independent directors. Each committee Chair was appointed to such position within the past three years.

- *Annual Election of Directors* – To promote accountability to our stockholders and to align with governance best practices, all of our directors stand for election on an annual basis.

- *Majority Voting Standard for Director Elections* – Our By-Laws provide for a majority voting standard in uncontested elections which provides that a director nominee will be elected only if the number of votes cast FOR the nominee exceeds the number of votes cast AGAINST the nominee. In addition, our Corporate Governance Guidelines require each director nominee to submit an irrevocable contingent resignation which becomes effective only upon (i) such nominee's failure to receive the requisite number of votes for re-election at any future meeting at which such person would face re-election and (ii) the Board's acceptance of such resignation. If the nominee does not receive the requisite number of votes for re-election, the CGNR Committee will act on an expedited basis to make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will then consider the CGNR Committee's recommendation and take such action as it determines to be appropriate.

- *Policy Against Pledging Company Stock* – Our Policy Against Pledging Company Stock prohibits executive officers and directors from pledging shares of the Company's stock. This prohibition includes, but is not limited to, holding such shares in a margin account or any other account that could cause the Company's stock to be subject to a margin call or otherwise be available as collateral for a margin loan. The sole exception to that prohibition is that any member of the Sands family nominated by WildStar to serve on the Board is permitted to continue to pledge their shares of Company stock owned directly or indirectly through Sands family related entities, subject to the restrictions and limitations in the Reclassification Agreement. Under the Reclassification Agreement, any member of the Sands family nominated by WildStar to serve on the Board is permitted to continue to pledge stock so long as: (i) through November 10, 2027, such pledging cannot exceed the greater of: (a) the number of shares having a value of approximately $4 billion at any point in time; and (b) the number of shares pledged as of signing of the Reclassification Agreement; and (ii) after November 10, 2027 and until no Sands family nominee is on the Board, pledging cannot exceed the number of shares having a value of $3 billion, as adjusted annually by the Consumer Price Index, subject to grace and cure periods. The CGNR Committee is responsible for ensuring compliance with the Policy Against Pledging Company Stock and for monitoring permitted pledging by the Sands family Board nominees and related entities. The CGNR Committee conducts quarterly reviews of pledging for compliance with the policy and the Reclassification Agreement limitations at each regularly scheduled CGNR Committee meeting.

- *Regularly Scheduled Executive Sessions* – The Board meets on a regularly scheduled basis and holds an executive session at every regularly scheduled meeting of the Board. Those executive sessions include sessions of the non-management directors as well as separate sessions of the independent directors. The Board Chair leads the discussions and acts as the chair of such executive sessions.

- *Director Independence* – Assuming all of the nominated directors are elected, the Board will consist of twelve directors, nine of whom will be independent. Mr. Fink, our President and CEO, is one of the non-independent directors, and the other two non-independent directors are Messrs. Richard Sands and Robert Sands, who have been designated by WildStar to be nominated to the Board under the Reclassification Agreement. The Sands family has the right to nominate two members to our Board until November 2027 so long as they own 10% or more of our Class A Stock, and to nominate one member to our Board for the next five years and beyond so long as they own 5% or more of our Class A Stock. Under the Reclassification Agreement, if a Sands family nominee does not get elected to the Board in an uncontested election resulting in a vacancy on the Board, WildStar has the right to designate a replacement nominee who shall be appointed to the Board, subject to satisfaction of applicable legal and exchange listing requirements and reasonable approval of the Board.

- *Board, Committee, and Director Evaluation Processes* – The Board and each of its committees conducts a self-evaluation of its performance on an annual basis. In addition, during Fiscal 2025, the CGNR Committee engaged an independent third-party to conduct individual director evaluations. This new process included a review of the performance and effectiveness of each Board member, including their contribution to Board discussions, their understanding of the Company and its industry, their attendance and contributions at Board and committee meetings, and their overall commitment to their duties. The CGNR Committee also determined to implement a periodic cadence of conducting similar individual director evaluations on a go-forward basis. During Fiscal 2024, the Board and the Company conducted an enhanced Board effectiveness review with the assistance of a global executive search and leadership consulting firm.

- *Outside Board Commitments* – Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships, including with other public companies or charitable organizations. Our Corporate Governance Guidelines provide that:

  ◦ A director shall not serve on the boards of more than four public companies (including ours), with each non-executive board chair position considered as two board seats for this purpose.

  ◦ No director who is a named executive officer of any public company (including ours) shall serve on the board of more than a total of two public companies (including ours).

  ◦ No member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies (including ours).

- A director should notify the Chair of the CGNR Committee (or the Board Chair in certain cases) when considering whether to serve on any company board (other than the board of a not-for-profit entity).

- The CGNR Committee is required to conduct an annual review of director and committee leadership time commitments, with consideration given to public company board leadership positions and other director time commitments. The CGNR Committee conducted this review in April 2026 and determined that each then-incumbent director nominee has sufficient time to commit to his or her service on the Board and its committees.

- The Board may consider exceptions to the above limitations on a case-by-case basis. Our Board believes that this approach strikes the right balance by allowing for the depth and breadth of experience gained through membership on other boards and the time commitment needed for engaged board and committee service.

- *Mandatory Retirement Age* – While the Board does not believe that it should establish term limits for directors, our Corporate Governance Guidelines prohibit a director who commenced service to the Board after June 2002 from standing for re-election after reaching the age of 75. This mandatory retirement age applies to all director nominees except for Messrs. Richard Sands and Robert Sands.

- *Orientation and Continuing Education* – The CGNR Committee maintains an orientation process for all new directors, which includes comprehensive background briefings by the Company's executive officers. In addition, all directors periodically participate in briefing sessions on certain subjects relevant to the Company's business strategy, visit various of the Company's breweries, wineries, and other facilities, and receive education on new, emerging, or otherwise relevant matters. This education is intended to provide the directors with a better understanding of the Company, its business, and its industry to assist them in discharging their duties. In Fiscal 2024, we implemented an enhanced director continuing education program that seeks to assist directors in remaining informed, effective, and at the forefront of industry trends, governance best practices, and legal and regulatory developments. We reimburse each director up to $10,000 per year for attendance costs and travel expenses related to such continuing education.

Stockholder Engagement

During Fiscal 2026, we conducted ongoing outreach to stockholders, engaging with investors who collectively held approximately 45% of our outstanding shares of Class A Stock. As a part of that outreach, our management team (including representatives from our Investor Relations department and members of our Executive Management Committee) and, when appropriate, members of the Board, updated investors on a range of topics, and gained an understanding of the perspectives of investors.

Who We Engage

- Institutional Investors
- Sell-side Analysts
- Retail Stockholders
- Proxy Advisory Firms
- Investor Collectives and Coalitions
- Stockholder Proposal Proponents

How We Engage

- One-on-one and group virtual and in-person meetings
- Quarterly earnings calls
- Industry and sell-side analyst presentations and conferences
- Company-hosted events and presentations
- Written and electronic communications

Who Participates

- Executive Management
- Investor Relations
- CSR
- Corporate Secretary and Legal
- Other Subject Matter Experts
- Board Members (when appropriate)

Important Topics of Engagement

- Business strategy, current business conditions, and financial updates
- Corporate governance
- Executive compensation
- CSR, environmental sustainability, and workforce inclusive culture

Important Stockholder Engagement Resources

- Constellation's Investor Relations Website (https://ir.cbrands.com)
- Annual Proxy Statement, Annual Report, Annual Meeting
- Quarterly Earnings Releases, CEO/CFO Commentaries, and Quarterly Reports
- Other SEC Filings
- ESG Impact Reports

Our Investor Relations department and the members of our Executive Management Committee that primarily participate in these discussions regularly report to the Board regarding their engagements and the feedback received on the various topics discussed to keep the Board informed of our stockholders' perspectives and enable them to consider and seek to address those matters effectively. We continually evaluate enhancements to our corporate governance, executive compensation, CSR, environmental sustainability, and workforce inclusive culture areas, and appreciate engaging key stakeholders—including our stockholders—in the evaluation of these enhancements.

Stockholders or other interested parties may request to communicate directly with directors or the non-management directors as a group by writing to Constellation Brands, Inc., Board of Directors, 50 East Broad St., Rochester, NY 14614. Stockholders or other interested parties may also communicate concerns via the contact information on our investor relations website at https://ir.cbrands.com. Communications from stockholders or other interested parties to individual directors or the full Board may also be sent via email to corpsecretary@cbrands.com. Our Secretary reviews all communications sent to the Board. All such communications will be forwarded to the Board, the appropriate committee, or an individual director, except for those items that our Secretary deems, in the Secretary's discretion, to be unsolicited marketing communications or unrelated to a director's duties or responsibilities. Communications addressed to the Board may, at our discretion, be shared with members of management.

PROPOSAL 1 – ELECTION OF DIRECTORS

Director Nominees

The terms of our current directors will expire at the Meeting. The Board has nominated twelve directors to be elected by the stockholders at the Meeting to hold office until the next Annual Meeting of Stockholders and until their successors are elected and qualified. We provide an overview of the twelve nominees in the table below. Starting on page 9, we provide a full matrix of director skills and experiences, as well as the rationale for considering such skills and experiences. See "Director Biographies" beginning on page 13 for more information about each of our director nominees.

Nominee	Age	Director Since	Independent	Other Public Company Boards	Current Committee Membership (C = Chair)
Christopher J. Baldwin	63	2024	Y	1	Independent Board Chair No Committees
Christy Clark	60	2019	Y	0	HRC
Jennifer M. Daniels	62	2018	Y	0	CGNRC (C) Audit
Nicholas I. Fink	51	2021	N	0	None
E. Morgan Flatley	52	2026	Y	0	None
William T. Giles	66	2023	Y	2	HRC
Ernesto M. Hernández	68	2014	Y	2	CGNRC HRC (C)
José Manuel Madero Garza	58	2019	Y	1	Audit
Daniel J. McCarthy	62	2015	Y	0	Audit (C) CGNRC
Richard Sands*	75	1982	N	0	None
Robert Sands*	67	1990	N	0	None
Luca Zaramella	57	2023	Y	0	Audit

* Messrs. Richard Sands and Robert Sands are the nominees of WildStar pursuant to the Reclassification Agreement.

Management does not anticipate that any of the nominees will become unavailable to serve for any reason, but if that should occur before the Meeting, proxies will be voted FOR another nominee or nominees to be selected by the Board, subject to WildStar's right pursuant to the Reclassification Agreement to designate a replacement for its nominees.

Evaluation and Selection Process for Director Nominees

The Board selects director candidates based on the recommendation of the CGNR Committee. This committee has developed, and the Board has adopted, the Corporate Governance Guidelines which include provisions relating to composition and operation of the Board, and the Board's interaction with management. This committee is responsible for developing lists of desirable director candidates, screening prospective candidates, sharing information concerning the candidates and the process with the Board, and soliciting input from other members of the Board.

The Board continually reviews its composition to identify the skills needed for our Company both in the near term and into the future. Ongoing strategic board succession planning, along with our compulsory retirement age for directors who joined the Board after June 2002, help ensure that the Board continues to maintain an appropriate mix of objectivity, skills, and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors.

Historically, the CGNR Committee has used independent third-party search firms to help identify, evaluate, and conduct due diligence on potential director candidates. Using a professional search firm supports the CGNR

Committee in conducting a broad search designed to develop a desirable pool of potential candidates. The CGNR Committee also considers recommendations made by the members of the Board, as well as input and feedback provided to the Board by stockholders, stockholder advocacy groups, and proxy advisors on matters related to board composition (including board size, inclusivity, skill set, and leadership).

The CGNR Committee and the Board apply equal rigor in making nomination decisions for directors standing for re-election as they do in evaluating prospective candidates to join the Board, subject to the requirements of the Reclassification Agreement to nominate or appoint WildStar designees. Our Board expects individual directors to allot sufficient time and attention to Company matters.

The CGNR Committee conducts an annual review of director and committee leadership time commitments covering various categories to assess that each director has sufficient time to commit to his or her service on the Board and its committees.

Category	Description
Attendance, Contributions, and Overall Commitment	Attendance and contributions at Board and committee meetings, and overall commitment to the director's duties
Board and Director Evaluations	Feedback received during the annual Board, committee, and director evaluation process as well as discussions between each director and the Board Chair, CGNR Committee Chair, and CEO
Director Experiences, Skills, and Qualifications	Possession of experiences and skills considered essential to creating an effective, well-rounded, and diverse Board that is empowered for proper oversight of our business and the extent to which the director contributes to the appropriate mix of objectivity, skills, and experiences to provide fresh perspectives and effective oversight and guidance to management, while leveraging institutional knowledge and historical perspective
Public Company Board Leadership Positions and Other Time Commitments	Stringent evaluation of overboarding considerations, time commitments, compliance with our Corporate Governance Guidelines limits on outside boards, and potential conflicts of interest or independence concerns
Stockholder Feedback	Assessment of stockholder feedback, including level of support received at the most recent Annual Meeting of Stockholders

Director Experiences, Skills, and Qualifications

The CGNR Committee recommends nominees for director on the basis of their character, wisdom, judgment, ability to make independent analytical inquiries, business experiences, understanding of the Company's business environment, time commitment, and acumen. This committee is responsible for assessing the appropriate balance of background, skills, and experience required of Board members. When evaluating individual director candidates, the CGNR Committee considers many different backgrounds, skills and experiences. The following experiences and skills are considered by the CGNR Committee and the Board as being essential to creating an effective, well-rounded, and inclusive Board that is empowered for proper oversight of our business:

Experiences and Skills	Rationale for Consideration
Senior Leadership	Provides valuable judgment and experience as a current or former C-suite executive or similar role at a publicly traded entity or large private company or other organization. Senior leadership experience allows a director to have a better understanding of management's perspective while providing effective oversight of management and informs the Board's succession planning process.
Finance and Capital Allocation	Demonstrated experience with large-scale financial analysis and decision making is critical to the Board's considerations of issues including capital allocation and long-term strategy.
Industry	The consumer products industry, food and beverage industry, and the beverage alcohol industry specifically are fast-moving, complex, and highly regulated. Experience in these industries is important for understanding and reviewing our business and providing guidance on our strategy and industry positioning.
Operations and Supply Chain	We operate large-scale brewing and winemaking facilities. Significant experience in direct and indirect procurement, demand and supply planning, logistics, and manufacturing is valuable in providing effective oversight to our global operations and supply chain.
Accounting and Financial Reporting	Experience in accounting and financial reporting is important to ensure oversight of the integrity of our financial reporting, appropriate evaluation of our financial statements, compliance with legal and regulatory requirements, and the effectiveness of our internal controls.
Brand Building and Marketing	Consistent with our mission statement to build brands that people love, we value directors with brand building and brand marketing experience because of the importance of consumer obsession, image, and reputation in the consumer products industry, food and beverage industry, and the beverage alcohol industry specifically.
Human Capital Management	Our people are one of our most valuable assets. This skill set provides important experience dealing with critical human resource issues supporting and enhancing our talent acquisition, retention, and development strategies.
International Operations	Experience with international operations, especially in Mexico, is critical to effective oversight of the key risks and opportunities related to our international operations and production facilities.
Other Public Company Board and Governance	As we continue to evolve our corporate governance practices, this skill set provides a deeper understanding of the oversight responsibilities of public company boards and furthers the goals of greater transparency, accountability, and protection of stockholder interests.

The table below provides a high-level summary of the particular skills and experiences of each of the director nominees approved by the CGNR Committee for election at the Meeting. The fact that a director nominee is not identified as having a particular skill or experience does not mean the director nominee does not possess that skill or experience. Rather, the skills and experiences noted below are those reviewed by the CGNR Committee and the Board in making nomination decisions and as part of the Board succession planning process.

	Christopher J. Baldwin	Christy Clark	Jennifer M. Daniels	Nicholas I. Fink	E. Morgan Flatley	William T. Giles	Ernesto M. Hernández	José Manuel Madero Garza	Daniel J. McCarthy	Richard Sands	Robert Sands	Luca Zaramella
Senior Leadership	X	X	X	X	X	X	X	X	X	X	X	X
Finance and Capital Allocation	X		X			X	X	X	X			X
Industry	X		X	X	X			X		X	X	X
Operations and Supply Chain	X			X			X	X	X			X
Accounting and Financial Reporting			X			X	X	X	X			X
Brand Building and Marketing	X			X	X					X	X	X
Human Capital Management	X	X	X	X	X	X	X	X	X	X	X	X
International Operations		X	X	X	X	X	X	X				X
Other Public Company Board and Governance	X	X	X	X		X	X	X	X			

Director Nominee Demographics [1]



Tenure (Years)

	All Nominees	Independent Nominees	Non-Sands Nominees
Over 10	4	2	2
5 - 10	4	3	4
0 - 5	4	4	4

Age

	All Nominees	Independent Nominees	Non-Sands Nominees
70s	1		
60s	7	5	6
50s	4	4	4

The average tenure of the independent director nominees is 5.8 years.

Gender

Women
3

Men
9

Ethnicity

Ethnic Minority
2

Non-Ethnic
Minority
10

Director Independence

Independent
9

Non-independent
3

(1) Based on self-disclosed demographic information as of June 5, 2026.

The Board is also committed to a diversified membership, in terms of both the individuals involved and their various experiences and areas of expertise, as it believes this benefits our international operations as well as reflecting our consumers and the communities where we live and work.

Director Independence

The Board has adopted and reviews its Corporate Governance Guidelines on an annual basis. These guidelines, which were most recently revised in September 2025, require the CGNR Committee and the Board to review all relationships between the Company and directors or director nominees when determining whether certain relationships between our directors and the Company or its subsidiaries are "material relationships" for purposes of the NYSE independence standards. The Corporate Governance Guidelines are available on our investor relations website at https://ir.cbrands.com under the section entitled "Governance Documents."

In April 2026, the Board reviewed the independence of each incumbent director and incumbent director nominee, and in May 2026, the Board reviewed the independence of Ms. Flatley in connection with her election as an independent director. Based on the Corporate Governance Guidelines and the recommendation of the CGNR Committee, the Board has affirmatively determined that none of the following directors and director nominees had any material relationship with the Company and are therefore independent: Christopher J. Baldwin, Christy Clark, Jennifer M. Daniels, E. Morgan Flatley, William T. Giles, Ernesto M. Hernández, José Manuel Madero Garza, Daniel J. McCarthy, and Luca Zaramella. Accordingly, each director and director nominee, other than Nicholas I. Fink, Richard Sands, and Robert Sands, is independent. Therefore, following the Meeting, assuming all of the nominated directors are elected, the Board will consist of twelve directors, nine of whom will be independent. The Board also assessed the independence of William A. Newlands, our former President and CEO, who served on the Board during Fiscal 2026 and determined that he was not independent for his tenure on the Board.

In determining the independence of each director, the Board considered and deemed immaterial to the directors' independence transactions involving the sale of products and services in the ordinary course of business between the Company and companies or organizations at which some of our directors were directors, officers, or employees. In each case, the amount paid to or received from these companies or organizations in each of the last three years was determined to be immaterial. Specifically, for Mr. Baldwin, the Board considered two small commercial relationships for products and services with certain of the portfolio companies of CVC Advisors (U.S.) Inc. over the past three fiscal years. Mr. Baldwin is a Managing Partner of CVC. The Board determined that this relationship did not impair the independence of the director.

Director Biographies

The reported age of each nominee as presented in the following biographies is as of June 5, 2026.



Christopher J. Baldwin
Director since 2024
Independent
Age 63

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Industry
- Operations and Supply Chain
- Brand Building and Marketing
- Human Capital Management

Independent Board Chair

Background:
Mr. Baldwin has served as a Managing Partner of CVC Advisors (U.S.) Inc., a leading global private markets manager, since October 2020. Prior to that, he served in various capacities for BJ's after joining the company in September 2015. At BJ's, Mr. Baldwin's roles included Chief Executive Officer from February 2016 to February 2020 and Chairman of the board in both executive and non-executive capacities at various times between May 2018 and June 2023. While at BJ's, Mr. Baldwin served as Chairman of the board of directors of the National Retail Federation, the world's largest retail trade association, from 2018 to 2020. Mr. Baldwin's previous positions include Chief Executive Officer of Hess Retail Corporation, a global independent energy company and spin-off of Hess Corporation, from 2010 to March 2015, and various executive roles at Kraft Foods Group, Inc. (a predecessor of The Kraft Heinz Company), a food and beverage company; The Hershey Company, a global confectionary manufacturer; Nabisco, a manufacturer of cookies and snacks; and The Procter & Gamble Company, a multinational consumer goods corporation.

Relevant Expertise:
Mr. Baldwin brings to the board extensive executive and board leadership experience from his current and previous roles as chief executive officer and chairman of multiple entities. He also possesses deep knowledge of the CPG and food and beverage industries from more than 20 years of service in multiple facets of business leadership, including branding, marketing, and human capital development.

Other Current Public Directorships:
- Advantage Solutions Inc. (Nasdaq: ADV)

Other Public Directorships in the Past Five Years:
- BJ's Wholesale Club Holdings Inc. (NYSE: BJ) 2018-2024



Christy Clark
Director since 2019
Independent
Age 60

Key Skills:
- Senior Leadership
- Human Capital Management
- International Operations

Committee: Human Resources

Background:
Ms. Clark has served as a Senior Advisor at Bennett Jones LLP, an internationally recognized Canadian law firm, since July 2018. From March 2011 to July 2017, she was the Premier of the Province of British Columbia, Canada. When she left politics in 2017, she was the longest serving female Premier in Canadian history.

Relevant Expertise:
As Premier of British Columbia, Ms. Clark earned a reputation as a consensus builder who governed over a multi-year period of economic growth and diversification during which the province became Canada's economic leader and first amongst the provinces in job creation. She brings to the Board her extensive experience in leading large organizations, confronting and building consensus around tough issues, as well as valuable insights into Canadian and international markets, fiscal management, and government relations.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- Shaw Communications (NYSE: SJR) 2018-2023
- Recipe Unlimited Corporation (TSX: RECP) 2018-2022



Jennifer M. Daniels
Director since 2018
Independent
Age 62

Key Skills:
- Senior Leadership
- Industry
- Accounting and Financial Reporting
- Human Capital Management
- International Operations

Committees: Corporate Governance, Nominating, and Responsibility (Chair)
                        Audit

Background:
Ms. Daniels has served as Vice Chair of Colgate-Palmolive Company (NYSE: CL), a leading global consumer products company, since June 2026 after serving as its Chief Legal Officer and Secretary from November 2014 to May 2026. She intends to retire from Colgate-Palmolive Company in 2026. Ms. Daniels previously served as Senior Vice President, General Counsel, and Secretary of NCR Corporation from 2010 to 2014. She also served as Vice President, General Counsel, and Secretary of Barnes & Noble, Inc. from 2007 through 2010. Before that, she spent nearly 17 years at IBM, progressing through increasingly senior roles including Vice President, Assistant General Counsel, Chief Trust and Compliance Officer.

Relevant Expertise:
Ms. Daniels brings to the Board over 15 years of governance and legal experience developed at multiple public companies spanning several industries. Her recent experiences provide the Board with a global lens on consumer products business, the benefits of a strong transactional track record, and in-depth knowledge of the corporate governance practices of publicly-traded companies.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- None



Nicholas I. Fink
President and Chief Executive Officer
Director since 2021
Age 51

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Industry
- Operations and Supply Chain
- Brand Building and Marketing
- Human Capital Management
- International Operations

Background:
Mr. Fink has served as President and Chief Executive Officer of the Company since April 2026. Prior to that he served as Chief Executive Officer of Fortune Brands from January 2020 to March 2026; as President and Chief Operating Officer of Fortune Brands from March 2019 to January 2020; as President of Fortune Brands' Water Innovations group from July 2016 to March 2019; and as Senior Vice President of Global Growth and Development of Fortune Brands from June 2015 to July 2016. Prior to that, he served in a number of senior leadership roles at Beam Suntory, Inc. (now known as Suntory Global Spirits), a global spirits company, including as President, Asia Pacific and South America and Senior Vice President, Chief Strategy Officer.

Relevant Expertise:
As the Company's President and Chief Executive Officer, Mr. Fink is responsible for providing strategic leadership to the Company and working with the Board to establish long-range goals, strategies, plans, and policies. He also brings to our Board executive and operational leadership experience gained as a former chief executive officer and chief operating officer, including his experience creating incremental stockholder value through deploying capital, investing in consumer-driven innovation, and developing high-performance teams. Mr. Fink has more than 20 years of international and consumer brand experience, including within the beverage alcohol industry, as well as his experience with mergers and acquisitions and strategy.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- Fortune Brands Innovations, Inc. (NYSE: FBIN) 2020-2026



E. Morgan Flatley
Director since 2026
Independent
Age 52

Key Skills:
• Senior Leadership
• Industry
• Brand Building and
  Marketing
• Human Capital
  Management
• International Operations

Background:
Ms. Flatley has served as Executive Vice President, Global Chief Marketing Officer and New Business Ventures of McDonald's (NYSE: MCD), the world's leading global foodservice retailer, since February 2023. In this role, she is responsible for global brand-building at McDonald's, including driving the company's growth and transformation across marketing, menu, value platforms, digital customer engagement, insights, and new business ventures. She previously served as Senior Vice President, Global Chief Marketing Officer from November 2021 to January 2023 and as Senior Vice President, Chief Marketing and Digital Customer Experience Officer from May 2017 to November 2021. From 2004 to April 2017, she held several positions with PepsiCo Inc., a multinational food, snack, and beverage company, most recently as its Senior Vice President and Chief Marketing Officer, Global Nutrition.

Relevant Expertise:
Ms. Flatley brings to the Board proven executive leadership experience, deep food and beverage industry expertise, and experience in marketing, creativity, and advertising as well as business growth through revenue growth management, strategy, digital transformation and engagement, and customer insights and loyalty.

Other Current Public Directorships:
  • None
Other Public Directorships in the Past Five Years:
  • None



William T. Giles
Director since 2023
Independent
Age 66

Key Skills:
• Senior Leadership
• Finance and Capital
  Allocation
• Accounting and
  Financial Reporting
• Human Capital
  Management
• International Operations

Committee: Human Resources

Background:
Mr. Giles served as Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development, Customer Satisfaction for AutoZone (NYSE: AZO), the leading retailer and distributor of automotive replacement parts and accessories in the Americas, from 2007 to January 2021. Mr. Giles joined AutoZone in 2006 as Chief Financial Officer and Executive Vice President – Finance. From 1991 to May 2006, he held several positions with Linens 'n Things, Inc., a retailer of home textiles, housewares, and decorative home accessories, most recently as Executive Vice President and Chief Financial Officer. Prior to 1991, Mr. Giles was with Melville, Inc. and PricewaterhouseCoopers.

Relevant Expertise:
Mr. Giles brings to the Board more than three decades of financial proficiency and business leadership in the retail products industry. The Board benefits from the extensive skills that he developed as the chief financial officer of a public company and his ability to provide insights into the strategic, risk management, governance, and financial topics under consideration at Constellation.

Other Current Public Directorships:
  • Brinker International (NYSE: EAT)
  • Floor and Decor Holdings, Inc (NYSE: FND)
Other Public Directorships in the Past Five Years:
  • None



Ernesto M. Hernández
Director since 2014
Independent
Age 68

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Operations and Supply Chain
- Accounting and Financial Reporting
- Human Capital Management
- International Operations

Committees: Human Resources (Chair)
Corporate Governance, Nominating, and Responsibility

Background:
Mr. Hernández retired from GM de Mexico, a subsidiary of General Motors Company, in January 2020. From June 2011 until August 2019, he served as President and Managing Director of GM de Mexico. Prior to that he served as Vice President and Executive Director of Sales, Service and Marketing of GM de Mexico, having served in that role from April 2003 through May 2011. Mr. Hernández began his career with GM de Mexico in 1980 and held numerous positions of growing responsibility within that company.

Relevant Expertise:
Mr. Hernández brings to the Board over 40 years of experience operating large manufacturing businesses in Mexico. His tenure at General Motors included overall responsibility for the commercial and manufacturing sides of General Motors' operations in Mexico, Central America, and the Caribbean. The Board's oversight of Constellation's operations in Mexico benefits greatly from his experience and insights regarding Mexican business operations.

Other Current Public Directorships:
- Dana Incorporated (NYSE: DAN)
- BRP Inc. (TSX: DOO; NASDAQ: DOO)
Other Public Directorships in the Past Five Years:
- None



José Manuel Madero Garza
Director since 2019
Independent
Age 58

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Industry
- Operations and Supply Chain
- Accounting and Financial Reporting
- Human Capital Management
- International Operations

Committee: Audit

Background:
Mr. Madero is currently an independent business consultant based out of Mexico City. He previously served as interim Non-Executive Chair of the Board of the Company from July 2023 to March 2024. He served as honorary advisor of the COFINECE (national council for the promotion of investment, employment, and economic growth) at the Office of the Chief of Staff of the President of Mexico from March 2019 until his term ended in December 2019. Prior to that, he served as Chief Executive Officer of Grupo Bepensa from February 2015 through February 2019. From 2005 to 2015, Mr. Madero held various roles of growing responsibility with Monsanto Company, a global agriculture company, including Vice President of International Business Development from September 2014 to January 2015, President and Regional Lead EMEA from February 2013 to August 2014, President and Regional Lead Latin America North from August 2009 to January 2013, Vice President of Commercial Operations for Latin America South from December 2007 to August 2009, and President and Regional Lead of Australia and New Zealand from August 2006 to December 2007.

Relevant Expertise:
Mr. Madero brings to the Board valuable leadership and business experience, including his experience as the former chief executive officer of Grupo Bepensa, a Mexican business conglomerate operating across the industrial, automotive, financial services, and beverage (both alcoholic and non-alcoholic) sectors. Mr. Madero has successfully navigated the complexities of Mexican business operations, including the local regulatory environment, and brings that skill set and experience to the Board.

Other Current Public Directorships:
- Newmont Corporation (NYSE: NEM)
Other Public Directorships in the Past Five Years:
- None



Daniel J. McCarthy
Director since 2015
Independent
Age 62

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Operations and Supply Chain
- Accounting and Financial Reporting
- Human Capital Management

Committees: Audit (Chair)
                   Corporate Governance, Nominating, and Responsibility

Background:
Mr. McCarthy stepped down from Frontier Communications Corporation, a communications company, in December 2019. Since April 2015, he had served as Frontier's President and Chief Executive Officer, having been elected to the Frontier board of directors in May 2014. Prior to that he was President and Chief Operating Officer from April 2012 to April 2015, and, previously, was Executive Vice President and Chief Operating Officer from January 2006 to April 2012; Senior Vice President, Field Operations from December 2004 to December 2005; and Senior Vice President, Broadband Operations from January 2004 to December 2004. Mr. McCarthy began his career with Frontier in 1990 and held numerous positions of increasing responsibility within that company. Frontier filed a petition under Chapter 11 of the Bankruptcy Code in April 2020.

Relevant Expertise:
Mr. McCarthy brings to the Board his extensive experience as a former chief executive officer, where he demonstrated an ability for oversight, ensuring operational excellence and strategic alignment across the business. He also brings his experience in strategic planning, financial reporting, the competitive environment, mergers and acquisitions, and regulatory affairs.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- None



Richard Sands, Ph.D.
Director since 1982
Age 75

Key Skills:
- Senior Leadership
- Industry
- Brand Building and Marketing
- Human Capital Management

Background:
Mr. Sands previously served as Executive Vice Chairman of the Board of the Company from March 2019 through November 2022 and as Chairman of the Board of the Company from September 1999 through February 2019. He was employed by the Company in various capacities from 1979 through November 2022. He served as Chief Executive Officer from October 1993 to July 2007, as President from May 1986 to December 2002, as Chief Operating Officer from May 1986 to October 1993, and as Executive Vice President from 1982 to May 1986. He is the brother of Robert Sands.

During the period of Mr. Sands' leadership, the Company expanded through a combination of organic internal growth and inorganic mergers and acquisitions to become a leading global producer and marketer of beverage alcohol brands across imported beer, wine, and spirits. Under the experienced leadership of Mr. Richard Sands and his brother Mr. Robert Sands, the Company grew from a regional wine company to a publicly traded total beverage alcohol company in the S&P 500 with revenues for Fiscal 2023 in excess of $9 billion.

Relevant Expertise:
Mr. Sands brings to the Board deep experience with the Company's management, strategic priorities, and history. He has been a dynamic leader for decades, bringing his diverse skill set to bear in both the board room and operations of the Company.

Mr. Sands was nominated to the Board by WildStar pursuant to the terms of the Reclassification Agreement.

Other Current Public Directorships:
- None

Other Public Directorships in the Past Five Years:
- None



Robert Sands
Director since 1990
Age 67

Key Skills:
- Senior Leadership
- Industry
- Brand Building and Marketing
- Human Capital Management

Background:
Mr. Sands previously served as the Non-Executive Chair of the Board of the Company from November 2022 to July 2023, Executive Chairman of the Board of the Company from March 2019 to November 2022, and Chief Executive Officer of the Company from July 2007 through February 2019. Mr. Sands also served as President of the Company from December 2002 to February 2018, as Chief Operating Officer from December 2002 to July 2007, as Group President from April 2000 through December 2002, as Chief Executive Officer, International from December 1998 through April 2000, as Executive Vice President from October 1993 through April 2000, as General Counsel from June 1986 through May 2000, and as Vice President from June 1990 through October 1993. He is the brother of Richard Sands.

During his tenure as Chief Executive Officer, Mr. Sands led the Company through the acquisition of its Mexican beer business, the initial build out of its Mexican production footprint, and the premiumization of its brand portfolio. Under the experienced leadership of Mr. Robert Sands and his brother Mr. Richard Sands, the Company grew from a regional wine company to a publicly traded total beverage alcohol company in the S&P 500 with revenues for Fiscal 2023 in excess of $9 billion.

Relevant Expertise:
Mr. Sands brings to the Board his vast expertise with the Company's operations, brands, and shifting consumer demands, based on over three decades of experience across his many roles. He is a top leader of the beverage alcohol industry, having built extensive relationships across the industry at home and abroad.

Mr. Sands was nominated to the Board by WildStar pursuant to the terms of the Reclassification Agreement.

Other Current Public Directorships:
- None
Other Public Directorships in the Past Five Years:
- None



Luca Zaramella
Director since 2023
Independent
Age 57

Key Skills:
- Senior Leadership
- Finance and Capital Allocation
- Industry
- Operations and Supply Chain
- Accounting and Financial Reporting
- Brand Building and Marketing
- Human Capital Management
- International Operations

Committee: Audit

Background:
Mr. Zaramella is currently the Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mondelēz (Nasdaq: MDLZ), a global snacking leader. He has served as Chief Operating Officer since February 2026 and as Chief Financial Officer since August 2018. In these roles, he is responsible for the company's commercial operations and corporate sales, marketing, and supply chain functions as well as overseeing the company's global finance, procurement, information and technology solutions, and shared service functions. He previously served as Senior Vice President Corporate Finance, CFO Commercial and Treasurer from June 2016 to July 2018, as Interim Lead Finance North America from April 2017 to November 2017, as Senior Vice President and Corporate Controller from December 2014 to August 2016, and as Senior Vice President, Finance of Mondelēz Europe from October 2011 to November 2014. He joined Mondelēz in 1996.

Relevant Expertise:
As the current chief operating officer and chief financial officer of a multi-billion dollar public company in the food and beverage industry, Mr. Zaramella brings to the Board a wealth of operational and financial expertise, including strategic planning, international operations, supply chain, risk management, and financial reporting. He leverages his experience to provide the Board and the Company with insights into effective capital allocation, financial management, and operational efficiency.

Other Current Public Directorships:
- None
Other Public Directorships in the Past Five Years:
- None

VOTE REQUIRED

Each director shall be elected by the affirmative vote of the holders of a majority of the votes entitled to be cast by stockholders present in person or represented by proxy at the Meeting and entitled to vote on the election of directors. For this purpose, a majority of the votes entitled to be cast shall mean that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "for" and votes "against" and exclude "abstentions" and "broker non-votes" with respect to that director's election.

The Board recommends a vote "FOR" all nominees.

BOARD AND COMMITTEE COMPOSITION

Board Refreshment, Succession Planning, and Effectiveness Review

As part of the Board's focus on continuously reviewing and updating its governance practices, the Board worked with Spencer Stuart in Fiscal 2024 to conduct an enhanced Board effectiveness review. The review included all dimensions of board performance with a focus on matters related to board composition (including board size, skill set, and leadership), and governance practices. The review identified and confirmed key strengths and opportunities in the following areas of focus:

Area of Focus	Strengths	Opportunities and Actions
Board succession planning	The review confirmed the Board's perspective that the Board has been thoughtfully composed with directors who have expertise, backgrounds, and geographic and political knowledge relevant to the Company's strategy.	During Fiscal 2026, the Board and CGNR Committee continued to develop a long-term succession plan for the Board which will be revisited and updated at least annually.
CEO succession planning	The review confirmed the Board's perspective that the Company has enjoyed strong leadership from the CEO and executive leadership team, and that the Board has historically recognized and continues to recognize its responsibility for CEO succession.	Over the past several years, the Board engaged in a thoughtful and comprehensive CEO succession planning process designed to ensure an orderly leadership transition, which culminated in the appointment of Nicholas I. Fink as our new President and CEO effective April 13, 2026. A detailed discussion can be found in the CD&A under the heading "CEO Succession Process." The Human Resources Committee and the Board continue efforts to enhance their engagement on leadership succession planning.
The Board's role in strategy	The review identified that the Board is aligned with the CEO and executive management team on the key strategic priorities facing the Company.	Starting in Fiscal 2024, the Board began holding annual dedicated strategy meetings and is working on generally increasing the Board's overall engagement in corporate strategy.
Stockholder engagement	The review confirmed that the Board is well-informed of stockholder perspectives regarding the business and governance of the Company.	The Company has developed a robust stockholder engagement plan, which includes increasing levels of proactive outreach to the portfolio managers and stewardship teams from the Company's largest stockholders and their advisors.
Board education and development	The review confirmed that new directors participate in an onboarding process and also receive continuing education from management on the Company's business.	In Fiscal 2024, the Company implemented an enhanced director continuing education program. The Company continues to enhance and build out its director onboarding processes to further prepare all new directors to make their strongest contributions to the Board.
Governance enhancements	The review confirmed that the Board has operated well and has adopted good governance practices, and that the Board should continue to evolve its governance practices as a non-controlled company.	The CGNR Committee and the Board are committed to continuing to evolve the Company's governance practices and implement governance enhancements, including various governance changes that have been enacted since the Reclassification.

Board and Committee Evaluation Process

We believe the Board's historical self-evaluation process has been an effective tool in ensuring sound corporate governance practices, which are important to the success of the Company's business and in advancing stakeholder interests. As provided in the Corporate Governance Guidelines, Board committee Charters, and the NYSE listing standards, the Board and each of its committees conducts an annual self-evaluation with a particular focus on overall effectiveness. The committees report to the Board on the outcome of their self-evaluations.

As part of the Board refreshment, succession planning, and effectiveness review summarized above, during Fiscal 2025, the CGNR Committee engaged an independent third party to conduct individual director evaluations. This new process included a review of the performance and effectiveness of each Board member, including their contribution to Board discussions, their understanding of the Company and its industry, their attendance and contributions at Board and committee meetings, and their overall commitment to their duties. The CGNR Committee also determined to implement a periodic cadence of conducting similar individual director evaluations on a go-forward basis.

Board Leadership Structure

The Board is responsible for overseeing our business strategy, the exercise of corporate power, and ensuring that the Company's business and affairs are managed to meet our stated goals and objectives. The Board ensures that we have an effective management team in place to run our business and serves to protect and advance the long-term interests of our stockholders. The role of our executive officers is to develop and implement a strategic business plan for the Company with the oversight of the Board and to achieve our strategic, operating, and financial objectives. Our employees conduct our business under the direction of our President and CEO with the independent oversight of the Board.

Our Corporate Governance Guidelines provide that there is no predetermined policy as to whether the roles of Chair of the Board and CEO should be separate and, if the roles are to be separate, whether the Chair of the Board should be a management or non-management director. Each year, the Board chooses a director to serve as Board Chair. The Board Chair schedules and presides at executive sessions of non-management directors and independent directors. The Board Chair also facilitates communication between other members of the Board, the Chair, and the CEO.

If the Board Chair is not an independent director, then the non-management directors choose an independent director to serve as Lead Director. In that instance, the Lead Director is responsible for presiding at executive sessions of non-management directors and independent directors, and facilitating communication between other members of the Board, the Chair, and the CEO. Since the Board Chair is currently an independent director, a Lead Director has not been designated by the non-management directors.

Oversight of Risk Management –

The Board recognizes that the achievement of our strategic, operating, and financial objectives involves risk. The Board oversees the management of those risks, with a focus on the most significant risks that we face. The Board performs this oversight role within the Company's integrated ERM framework. Our ERM framework consists of risk identification, risk assessments, risk mitigation, monitoring, communication, and continuous review and improvement. Consistent with this approach, one of the Board's primary responsibilities is overseeing and interacting with executive management and other senior leaders with respect to key aspects of the Company's business, including the assessment and mitigation of the Company's most significant risks.

The Board has tasked its committees with the oversight of certain categories of risks, and those committees report to the Board regularly on these matters.

- *Audit Committee:* The Audit Committee performs the Board's oversight responsibilities as they relate to our accounting and ERM policies, internal controls, and financial reporting practices, and reviews and assesses our major enterprise risk exposures and the manner in which such risks are being monitored and controlled. The Audit Committee also monitors the Company's compliance with legal and regulatory requirements and oversees cybersecurity, including privacy and information security, and receives regular updates from our Chief Information Security Officer.

- *Corporate Governance, Nominating, and Responsibility Committee:* The CGNR Committee oversees risks related to our governance structure and processes and our environmental sustainability and social responsibility programs. It administers our related person transactions policy, and as part of that administration process, oversees our processes for mitigating any risks in such transactions. It also monitors compliance with the Company's stated policy prohibiting pledging and monitors any continued pledging by permitted persons. This committee also reviews stockholder proposals and makes recommendations to the Board regarding any such proposal.

- *Human Resources Committee:* The Human Resources Committee reviews our executive and non-executive compensation programs and practices as they relate to risk management practices and risk-taking incentives. The Human Resources Committee also reviews the Company's human capital matters.

Risk Identification, Assessment, Monitoring, and Mitigation Processes –
The Board is supported in its risk oversight function by our management team and specifically our ERM function. The ERM function has established a governance structure in charge of continuous risk management. We have three specialized risk monitoring sub-committees tailored to each segment of the company (Beer, Wine and Spirits, and Corporate). The three sub-committees are multi-faceted and responsible for both crisis management and risk management. They meet on at least a quarterly basis to track open threats and risks to the business. The committees are comprised of cross functional representation in the business that contribute their expertise to address risk and emerging threats, and to facilitate strategic decision making in response to crisis scenarios. There is representation on the committees from legal, finance, audit, communications, operations, ERM, public affairs, and information technology. We also have implemented a Geopolitical, Strategic, and Organizational Committee with representation of all of our business units that also meets on a quarterly basis to discuss top threats and risks to the company. ERM formally reports into each of executive management and the Audit Committee on a quarterly basis and to the Board at least annually. Additionally, ERM has weekly informal conversations with the executive management team on emerging threats and risks.

Oversight of ESG-Related Risks –
The Board recognizes the importance of our ESG initiatives and the need to provide effective oversight of those initiatives. The Board has oversight responsibility for all areas not specifically delegated to one of its committees. In concert with its committees, the Board also oversees material risks and opportunities related to our strategic plan, including ESG considerations such as water usage and availability.

- The CGNR Committee's Charter sets forth its responsibility for oversight of the Company's environmental sustainability and social responsibility programs, as well as to review the Company's environmental sustainability and social responsibility programs and goals, and the Company's progress toward achieving those goals.

- The Human Resources Committee's Charter sets forth its responsibility for review of human capital matters (including disclosures related to such matters).

- The Audit Committee reviews the Company's ESG program as part of its responsibility to perform the Board's oversight responsibilities as they relate to the Company's accounting policies, internal controls, and financial reporting practices, including monitoring the ERM process and policies with respect to risk assessment and risk management.

Our Chief Communications, CSR, and Inclusion Officer and other members of management report directly to the CGNR Committee at every regularly scheduled meeting of the committee (in meetings generally attended by the full Board) regarding key recommendations, progress, and outcomes related to our ESG strategy and related goals.

Oversight of Cybersecurity-Related Risks −

The Audit Committee has oversight responsibility for cybersecurity, including privacy and information security. In connection with that oversight responsibility, the Audit Committee receives regular updates from our Chief Information Security Officer and Chief Information Officer regarding our cybersecurity program and governance processes; cyber risk monitoring and management; the status of projects to strengthen our cybersecurity and privacy capabilities; recent significant incidents or threats impacting our operations, industry, or third-party suppliers; and the emerging threat landscape.

Our Board Committees

Board and Committee Meetings and Committee Membership −

During Fiscal 2026, the Board met seven times. Each incumbent director who is standing for re-election at the Meeting attended at least 75% of the total number of meetings held by the Board and each committee of the Board on which they served during their period of service, except for Mr. Fink who did not attend any meetings of the Board, the CGNR Committee, and the Human Resources Committee related to President and CEO succession planning and compensation matters in connection with his appointment to such role. If those absences are excluded, Mr. Fink would have attended at least 75% of the total number of meetings held by the Board and each committee of the Board on which he served during Fiscal 2026. The non-management directors and the independent directors also meet periodically in regularly scheduled sessions without management. Our directors are expected to attend each Annual Meeting of Stockholders, and all directors who were at that time standing for re-election attended our 2025 Annual Meeting of Stockholders.

The table and footnotes below list our three separately designated, standing Board committees, the directors who serve on them as of June 5, 2026, and the number of committee meetings held in Fiscal 2026. Each committee operates under a written charter that was approved by the Board and is available on our investor relations website at https://ir.cbrands.com. Each member of the three standing Board committees is independent in accordance with the applicable requirements of the NYSE listing standards, the SEC, and our Corporate Governance Guidelines. Unless noted below, all directors served on the respective committees listed below for the entirety of Fiscal 2026.

Audit Committee [1]	Corporate Governance, Nominating, and Responsibility Committee [2]	Human Resources Committee [3]
Ms. Daniels	Ms. Daniels ◆	Ms. Clark
Mr. Madero	Mr. Hernández	Mr. Giles
Mr. McCarthy ◆●	Mr. McCarthy	Mr. Hernández ◆
Mr. Zaramella ●		

◆ Committee Chair   ● Audit Committee Financial Expert

[1] The Audit Committee held five meetings in Fiscal 2026.

[2] The CGNR Committee held six meetings in Fiscal 2026. Mr. Fink served on the committee until February 10, 2026.

[3] The Human Resources Committee held nine meetings in Fiscal 2026. Mr. Fink served on the committee until February 10, 2026.

The Board considers the composition of its committees at the first Board meeting immediately following the Annual Meeting of Stockholders and as otherwise appropriate.

Audit Committee −

This committee performs the Board's oversight responsibilities as they relate to our accounting policies, internal controls, and financial reporting practices, including, among other things, the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of our internal audit function and the independent registered public accounting firm, and the ERM process and policies with respect to risk assessment and risk management. In addition, this committee maintains a line of communication between the Board and our financial management, internal auditors, and independent registered public accounting firm. The committee also reviews with management the activities of our global ethics and compliance function. The Board has determined that Ms. Daniels and Messrs. Madero, McCarthy, and Zaramella are independent (as independence is determined for audit committee members under NYSE listing standards) and that all are financially literate. The Board has also determined that Messrs. McCarthy and Zaramella qualify as audit committee financial experts. Additional information regarding the experience of each committee member is set forth under the heading "Director Nominees." No committee member simultaneously serves on the audit committees of more than two other public companies.

CGNR Committee –

The CGNR Committee identifies individuals qualified to become Board members consistent with criteria and qualifications for membership approved by the Board and selects, or recommends that the Board select, director nominees for each Annual Meeting of Stockholders. The CGNR Committee advises the Board concerning the appropriate composition of the Board and its committees, develops and recommends corporate governance guidelines to the Board, advises the Board regarding appropriate corporate governance practices and assists the Board in achieving them, and oversees the Company's environmental sustainability and social responsibility programs and goals and Company's progress toward achieving those goals. Among other matters, this committee also makes recommendations to the Board with respect to a director to serve as Chair of the Board, and, if applicable, an independent director to serve as Lead Director. In addition, this committee advises the Board regarding compensation for the non-management directors and reviews related person transactions involving the Company and its directors, director nominees, executive officers, or significant stockholders.

The CGNR Committee also considers director nominations recommended by our stockholders for inclusion as a director nominee at the 2027 Annual Meeting of Stockholders. Nominations by stockholders must be provided in a timely manner, must include sufficient biographical information so that the CGNR Committee can appropriately assess the proposed nominee's background and qualifications, and must be made in accordance with the procedures set forth under the heading "Stockholder Proposals for the 2027 Annual Meeting."

Human Resources Committee –

This committee functions as the compensation committee of the Board. In addition to satisfying the applicable independence requirements of the SEC and the NYSE and qualifying as independent under the Corporate Governance Guidelines, the members of the Human Resources Committee are considered "non-employee directors" under Rule 16b-3 of the Exchange Act.

This committee fulfills the Board's responsibilities relating to the compensation of our executive officers, including our CEO, and engages an independent consultant to assist with its review and analysis of executive compensation. Additionally, the Human Resources Committee monitors: our human resources policies and procedures as they relate to our goals and objectives and good management practices; our material policies and procedures which relate to compliance with pertinent human resources laws and regulations, the ethical conduct of the business as it relates to human resources matters, and the management of human resources capital; our procedures and internal controls that relate to personnel administration, pay practices, and benefits administration; and human capital matters. The Human Resources Committee is responsible for making a recommendation to the Board with respect to an officer to be designated as our CEO, evaluating the performance of our CEO, and approving each element of our CEO's compensation, as well as the compensation of our other executive officers. This committee also annually reviews with management the CD&A section of this Proxy Statement and, as appropriate, recommends to the Board that it be included in our applicable filings with the SEC.

This committee presently oversees our LTSIP, AMIP, and ESPP, and it reviews our senior management development and succession plans and any employment agreement with any current or proposed executives as well as other important human resources issues. The Human Resources Committee has not delegated any authority with respect to the compensation of our executive officers. The Human Resources Committee has delegated to our Chief Human

Resources Officer limited authority to grant equity awards to non-executive officer employees, subject to certain limitations on the aggregate annual value of and number of shares subject to such awards and the annual value of and number of shares subject to awards granted to an individual recipient.

The Role of Our Executive Officers –

Executive officers may make recommendations and provide information to, and answer questions from, the Human Resources Committee as it fulfills its responsibilities regarding executive compensation during each fiscal year. No executive officer has the authority to approve their compensation or to grant awards of equity compensation to themselves or to any other executive officer.

The Role of Compensation Consultants –

The Human Resources Committee directly engaged FW Cook to serve as its independent compensation consultant for Fiscal 2026. The scope of services relating to Fiscal 2026 executive compensation performed by FW Cook generally consisted of the following:

- competitive reviews of our executive compensation programs, including a review of current incentive programs, a review of our peer group, and external market-check analyses (including a pay-for-performance analysis);

- plan modification and design recommendations, including advice related to the design of the LTSIP and our compensation programs for our current and former President and CEO and our other named executive officers;

- updates on executive compensation trends and related regulatory rulemaking;

- an executive compensation risk analysis;

- a review of the 2026 CD&A; and

- additional consultant support as needed including review and comment on management proposals and attendance at committee meetings.

FW Cook also serves as the independent compensation consultant to the CGNR Committee concerning compensation of the non-management directors. The CGNR Committee directly engaged FW Cook to assist with its review and recommendations concerning the non-management director compensation program for action by the Board in Fiscal 2026. During Fiscal 2026, FW Cook provided advice and recommendations on executive and director compensation and did not provide us with any additional services.

The Human Resources Committee has considered the independence of FW Cook, as required under NYSE listing standards. The committee has also considered the relevant factors, including but not limited to those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act, that could give rise to a potential conflict of interest with respect to FW Cook. Based on its reviews, the Human Resources Committee has not identified any conflicts of interest regarding the services of FW Cook or its employees.

Compensation Risk Assessment –

In April 2026, the Human Resources Committee received a report from its independent compensation consultant analyzing our executive compensation programs for potential risks created by such programs, as well as the design elements in our programs that mitigate any such risks. The committee also received a comparable report with respect to our non-executive compensation programs prepared by the Human Resources Department. The Human Resources Committee's review process did not identify any compensation-related risks that it considered reasonably likely to have a material adverse effect on us. The committee reached this conclusion after considering the features of our compensation programs, including:

CORPORATE GOVERNANCE Board and Committee Composition

Table of Contents

- the use of an appropriate pay philosophy, peer groups, and market positioning in order to support business objectives;

- a mix of cash and equity compensation, fixed and variable compensation, and short-term and long-term compensation;

- annual short-term and long-term incentive compensation that is dependent upon our performance against multiple performance metrics; and

- a mix of equity awards, including RSUs and PSUs for all named executive officers.

The committee also reviewed a number of features that are designed to mitigate risk, including:

- effective controls and plan governance, including centralized management by the Human Resources Department and oversight by the Finance Department;

- independent oversight of the executive compensation program by the committee;

- capped maximum opportunities under the annual short-term incentive compensation program and the PSU program that discourage excessive risk-taking and protect against the possibility that actions are taken to maximize short-term results at the expense of long-term objectives;

- "double trigger" vesting of equity awards following a change in control; and

- our robust stock ownership guidelines, anti-hedging policy, anti-pledging policy, and clawback policy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

During Fiscal 2026, based on arm's-length negotiations, WildStar, an entity which is indirectly owned in part by Richard Sands and Robert Sands, paid us a total of $136,706 for the use of certain office space and administrative services at our corporate offices in Canandaigua, New York.

During Fiscal 2022, based on arm's-length negotiations, we entered into a lease agreement for office space for our corporate headquarters in Rochester, New York with an entity approximately 25% of which is indirectly owned by an entity owned by Robert Sands. During Fiscal 2026, we made $3,974,728 in lease payments related to such office space.

Policy Regarding Related Person Transactions

The Board and the CGNR Committee have adopted a written policy providing that all related person transactions or series of similar transactions in which the amount exceeds or may be expected to exceed $120,000 must be presented to the CGNR Committee for pre-approval or, in certain instances, ratification. The policy requires each of our (i) directors or director nominees, (ii) executive officers, and (iii) security holders known by the Company to own of record or to beneficially own more than 5% of any class of our voting securities to notify the Chief Legal Officer promptly and, whenever possible, in advance of the occurrence of any potential related person transaction in which such person is directly or indirectly involved.

The Chief Legal Officer is responsible for reviewing all potential related person transactions and taking reasonable steps to ensure that all related person transactions are presented to the CGNR Committee for pre-approval or ratification by members of the committee at the committee's next regularly scheduled meeting. If the Chief Legal Officer determines it is impractical or undesirable to wait until a committee meeting to pre-approve a related person transaction, the Chair of the committee may review and pre-approve or ratify the transaction, and any such action (and supporting rationale) must be reported to the committee at its next meeting. No director may engage in a vote to pre-approve any related person transaction in which they or any member of their immediate family has a material interest; provided, however, that such director must provide any information concerning such related person transaction that the CGNR Committee may reasonably request. If a potential related person transaction involves the Chief Legal Officer, the Chief Financial Officer would assume the responsibilities of the Chief Legal Officer under the policy with respect to that transaction.

The CGNR Committee may consider all factors it deems relevant when determining whether to pre-approve a related person transaction. In the context of evaluating potential transactions, the CGNR Committee may consider, among other factors, the nature of the transaction and the related person's interest in the transaction, the size of the transaction, whether we are able to engage in a comparable transaction with an unaffiliated party on more favorable terms, the benefit of the transaction to us, and the impact of the transaction on the related person. The CGNR Committee will prohibit such a transaction if it determines the transaction to be inconsistent with the interests of the Company and its stockholders. We are not aware of any related person transaction required to be reported under Regulation S-K Item 404(a) since the beginning of Fiscal 2026 that has not been pre-approved or ratified pursuant to this policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During Fiscal 2026, Christy Clark, Nicholas I. Fink (until February 10, 2026), William T. Giles, and Ernesto M. Hernández served as members of the Human Resources Committee. None of the members of the Human Resources Committee was an officer or employee of the Company during Fiscal 2026. None of our executive officers served on the compensation committee or the board of directors of any company that had one or more of its executive officers serving as a member of our Human Resources Committee or Board during Fiscal 2026.

DIRECTOR COMPENSATION

The CGNR Committee advises the Board with regard to compensation of non-management directors. The CGNR Committee directly engaged FW Cook as its independent compensation consultant to assist with such matters during Fiscal 2026. Management personnel within the Human Resources Department support the CGNR Committee and the Board in their work concerning non-management director compensation. Executive officers may make recommendations or provide information to, or answer questions from, the CGNR Committee and the Board regarding non-management director compensation. Mr. Fink, who became an executive officer of the Company on April 13, 2026, receives no additional compensation for serving as a director since becoming an executive officer. Meanwhile, Mr. Newlands, who was an executive officer and director of the Company until April 13, 2026, received no additional compensation for serving as a director prior to his retirement from the Board.

Our compensation program for non-management members of the Board currently runs on an annual cycle starting with the first Board meeting immediately following the Annual Meeting of Stockholders and includes compensation in the form of cash and RSUs. As part of the annual compensation review process, our director compensation program was reviewed by FW Cook in June 2025. In light of developments in the Company's competitive positioning and the Committee's historical biennial cycle for reviewing the director compensation program, FW Cook proposed the following changes to the program:

- A $5,000 increase in the grant date fair value of the annual equity award for service as a Board member, and a transition to RSUs as the sole form of equity granted, eliminating the grant of NQSOs to Board members.

- A $5,000 increase in the annual cash retainer for service as a Board member.

- A $15,000 increase in the annual cash retainer for service as the Non-Executive Board Chair.

- A $2,500 increase in the annual cash retainer for service as the CGNR Committee Chair.

In FW Cook's review and recommendation in June 2025 to make the above adjustment to the director compensation program, FW Cook informed the CGNR Committee that the structure of our director compensation program continues to be generally aligned with peer group policy and broader market practices. FW Cook's recommendation was reviewed and approved by the Board at its July 15, 2025 meeting. For the annual cycle starting with the first Board meeting immediately following the 2025 Annual Meeting of Stockholders, our annual compensation program for non-management directors consisted of:

Role	Pay Element *	Amount
Board Member	Annual Cash Retainer	$105,000
	RSU Award (grant date fair value)	$185,000
Non-Executive Board Chair	Annual Cash Retainer	$200,000
Audit Committee Chair	Annual Cash Retainer	$25,000
CGNR Committee Chair	Annual Cash Retainer	$20,000
Human Resources Committee Chair	Annual Cash Retainer	$20,000

* All annual cash retainers are payable in quarterly installments.

On July 15, 2025, non-management directors other than Ms. Flatley were granted 1,114 RSUs, which vest on the first July 10th following the grant date, subject to earlier vesting in the event of death, disability, or a change-in-control of the Company.

We reimburse our non-management directors for reasonable expenses incurred in connection with attending Board and Board committee meetings. For the 2025 calendar year, we made an annual $10,000 cash payment to each of our non-management directors to be used towards purchases of our products. In certain limited instances, we may also provide product samples to our non-management directors to enable them to become stronger brand ambassadors. We also maintain two charitable matching programs pursuant to which we will match donations by directors up to $5,000 per calendar year to organizations recognized as, or equivalent to, IRS 501(c)(3) public charities, and up to $5,000 per calendar year for contributions to the Company's political action committee. As the matching programs operate on a calendar year basis and accept documented requests for matches of donations made in prior years, the amounts reported below in any particular fiscal year may each exceed the $5,000 annual limit for each program.

Director Compensation in Fiscal 2026

Director [1]	Fees Earned or Paid in Cash [2]	Stock Awards [3]	All Other Compensation [4]	Total
Christopher J. Baldwin	$297,692	$184,913	$13,278	$495,883
Christy Clark	$103,173	$184,913	$10,000	$298,086
Jennifer M. Daniels	$122,260	$184,913	$10,000	$317,173
Nicholas I. Fink [1]	$103,173	$184,913	$15,000	$303,086
William T. Giles	$103,173	$184,913	$10,000	$298,086
Ernesto M. Hernández	$123,173	$184,913	$10,000	$318,086
José Manuel Madero Garza	$103,173	$184,913	$10,000	$298,086
Daniel J. McCarthy	$128,173	$184,913	$15,000	$328,086
Richard Sands	$103,173	$184,913	$20,000	$308,086
Robert Sands	$103,173	$184,913	$20,000	$308,086
Luca Zaramella	$103,173	$184,913	$10,000	$298,086

[1] Ms. Flatley's service as a director commenced on May 20, 2026 after the end of Fiscal 2026. Therefore, she did not serve as a director at any point in Fiscal 2026 and no compensation was earned or paid to her for the period covered by this table. Mr. Fink's service as a non-management director ended on April 13, 2026 after the end of Fiscal 2026 when he became an executive officer of the Company. Therefore, he ceased receiving additional compensation for serving as a director effective on such date.

[2] The amounts in this column include cash retainers that were earned or paid during Fiscal 2026 for (i) Board and Board committee service and (ii) serving as Non-Executive Board Chair.

[3] These amounts represent the grant date fair value of RSU awards granted in Fiscal 2026. This represents the aggregate amount that we expected to expense for such grants computed in accordance with Topic 718 over the grants' respective vesting schedules. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. Each non-management director other than Ms. Flatley held an aggregate of 1,114 unvested RSUs at the end of Fiscal 2026.

[4] The amounts in this column include each non-management director's product allowance in the amount of $10,000, the amount of any matching donation provided by the Company, and the aggregate incremental cost to us for personal use of the Company's corporate aircraft. In Fiscal 2026, the following non-management directors made (i) charitable donations that were matched by the Company under our charitable matching program as follows: Mr. Fink – $5,000; Mr. Richard Sands – $5,000; and Mr. Robert Sands – $5,000; and (ii) donations to our political action committee that were matched by the Company under our political action committee charitable matching program as follows: Mr. McCarthy – $5,000; Mr. Richard Sands – $5,000; and Mr. Robert Sands – $5,000. The amount for the personal use of corporate aircraft represent the aggregate incremental cost to us for the personal use of our corporate aircraft by our non-management directors and certain of their family members. Such amounts are calculated using the same methodology described in footnote 4 to the Summary Compensation Table below. In instances where family members fly on our aircraft as additional passengers on business flights with a non-management director, the aggregate incremental cost to us is *de minimis* in amount, and no amount is reflected in this table for these flights.

Non-Management Director Stock Ownership Guidelines

The Board has established guidelines for the amounts of our common stock that our non-management directors should beneficially own. Under those guidelines, directors are expected to hold stock interests valued at five times their annual cash retainer by the end of an initial five-year accumulation period and to maintain such an ownership level thereafter. The five-year period is measured from the date the individual is first elected as a member of the Board. The ownership guidelines can be satisfied by the ownership of stock or unvested RSUs. Unexercised stock options do not count towards meeting the guidelines. As of the Record Date, each of our non-management directors had met the stock ownership guideline or was within the initial five-year accumulation period for doing so, except for Mr. Madero due to mandatory share withholding in connection with the vesting of his RSUs.

AUDIT MATTERS

PROPOSAL 2 – RATIFICATION OF THE SELECTION OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 7, 2026, the Audit Committee determined to engage KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending February 28, 2027. Although ratification by stockholders of this selection is not required, the selection of KPMG LLP as our independent registered public accounting firm will be presented to the stockholders for their ratification at the Meeting as a matter of good corporate governance. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will reconsider its choice, but may nevertheless retain KPMG LLP. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. A representative of KPMG LLP is expected to be present at the Meeting and will be given an opportunity to make a statement if they so desire and will be available to respond to any appropriate questions.

Fees Paid to KPMG LLP

The following table shows the amounts that were billed to us by KPMG LLP during the last two fiscal years for "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees," respectively:

	For the Years Ended	
	February 28, 2026	February 28, 2025
Fee Type		
Audit Fees	$8,242,209	$8,161,877
Audit-Related Fees	190,000	187,612
Tax Fees	—	250,546
All Other Fees	—	120,000
Total	$8,432,209	$8,720,035

Audit Fees. These amounts relate to the annual audit of our consolidated financial statements included in our Annual Reports on Form 10-K and annual audit of the effectiveness of our internal control over financial reporting, quarterly reviews of interim financial statements included in our Quarterly Reports on Form 10-Q, services normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements, and information technology system assessment services performed prior to implementation when the system was implemented in the current fiscal year.

Audit-Related Fees. These amounts primarily relate to information technology system assessment services performed prior to implementation when the system implementation is expected in the subsequent fiscal year.

Tax Fees. These amounts relate to professional services for tax consultation and compliance.

All Other Fees. This amount represents all permitted services provided by KPMG LLP to the Company other than services disclosed in the categories above and relates specifically to professional services concerning the future implementation of global regulatory climate disclosure requirements.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy, which it reviews annually, for the pre-approval of audit and non-audit services that may be provided by our independent registered public accounting firm. The committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP prior to the engagement. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated to its Chair authority to pre-approve proposed audit and non-audit services that arise between Audit Committee meetings, provided that the decision to approve the service is presented at the next scheduled Audit Committee meeting. All audit and non-audit services performed by KPMG LLP during Fiscal 2026 and Fiscal 2025 were pre-approved in accordance with this policy. These services have included audit services, audit-related services, tax services, and other permitted services. The Audit Committee did not pre-approve any other products or services that did not fall into these categories.

VOTE REQUIRED

The adoption of Proposal 2 to ratify the selection of KPMG LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

The Board recommends a vote "FOR" the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2027.

AUDIT COMMITTEE REPORT

The following report shall not be deemed incorporated by reference in any filing under the federal securities laws by virtue of any general incorporation of this Proxy Statement by reference and shall not otherwise be treated as filed under the federal securities laws.

Primary Role and Responsibilities

The Audit Committee performs the Board's oversight responsibilities as they relate to our accounting policies, internal controls, and financial reporting practices, including, among other things, the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm, the performance of our internal audit function and the independent registered public accounting firm, and the ERM process and policies with respect to risk assessment and risk management. In addition, the Audit Committee maintains a line of communication between the Board and our financial management, internal auditors, and independent registered public accounting firm. The Audit Committee operates under a written charter that was approved by the Board and is available on our investor relations website at https://ir.cbrands.com.

Our management is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal control over financial reporting in accordance with the standards of the PCAOB (United States) and for issuing reports thereon. The Audit Committee, in carrying out its role, relies on our senior management and independent registered public accounting firm.

The Audit Committee has the authority and responsibility to appoint, retain, and evaluate the independent registered public accounting firm. The Audit Committee determined to engage KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending February 28, 2027, which is being presented to our stockholders for their ratification at the Meeting.

Review and Recommendation Regarding Financial Statements

In connection with the preparation and filing of our 2026 Form 10-K, the Audit Committee met, reviewed, and discussed with our management and with KPMG LLP, our independent registered public accounting firm, our audited financial statements, including the critical audit matter reported on by the independent registered public accounting firm, and related disclosures and KPMG LLP's evaluation of our internal control over financial reporting. Also, the Audit Committee discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

In addition, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by the PCAOB regarding communications with audit committees concerning independence. The Audit Committee also has discussed with KPMG LLP the independence of that firm as our independent registered public accounting firm. The Audit Committee has concluded that KPMG LLP's provision of audit and non-audit services to us is compatible with KPMG LLP's independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that our audited financial statements be included in our 2026 Form 10-K for filing with the SEC.

Audit Committee:

Daniel J. McCarthy (Chair)
Jennifer M. Daniels
José Manuel Madero Garza
Luca Zaramella

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A focuses on the executive compensation philosophy established by the Human Resources Committee (referred to in this CD&A as the "Committee"), the elements of our executive compensation program, and the factors that the Committee considered in making compensation decisions for our named executive officers for Fiscal 2026. Capitalized terms not defined in this CD&A are defined below under "Defined Terms." For Fiscal 2026, our named executive officers are:

	Title
William A. Newlands	Former President and Chief Executive Officer [1]
Garth Hankinson	Executive Vice President and Chief Financial Officer
James A. Sabia, Jr.	Executive Vice President and President, Beer Division
James O. Bourdeau	Executive Vice President and Former Chief Legal Officer [2]
Samuel J. Glaetzer	Executive Vice President and President, Wine and Spirits Division

[1]   Mr. Newlands was our President and CEO for all of Fiscal 2026 and through April 13, 2026. As described in greater detail below, the Board appointed Mr. Fink as our President and CEO effective April 13, 2026.

[2]   Mr. Bourdeau was our Executive Vice President and Chief Legal Officer for all of Fiscal 2026. As described in greater detail below, he retired from the Chief Legal Officer role on February 28, 2026 and transitioned into the role of Executive Vice President and Senior Advisor as of March 1, 2026.

CEO Succession Process

Overview

During Fiscal 2026, the Board and its committees continued and completed a structured CEO succession process designed to ensure an orderly leadership transition. This process was aligned with our long-term strategy, culture, and pay-for-performance philosophy. On February 10, 2026, the Board approved the termination of Mr. Newlands' employment as President and CEO effective April 13, 2026. On the same date, the Board appointed Mr. Fink as President and CEO, also effective April 13, 2026.

Oversight of the CEO succession process was a shared responsibility of the full Board and its committees, reflecting the importance of leadership continuity to the Company's long-term strategy and governance practices. The Board established a clear oversight structure, with leadership by the Board and committee Chairs, and regular reporting to the full Board.

Board and Committee Oversight

- The Board Chair, committee Chairs, and members of the CGNR Committee and the Committee led this multi-year CEO succession planning effort, including regular executive talent reviews, external market scans, and scenario planning. The full Board discussed this succession process at scheduled and special meetings throughout Fiscal 2026.

- The Committee was responsible for overseeing and approving all compensation actions associated with the CEO succession and leadership transition, including compensation arrangements for Mr. Fink in connection with his appointment as President and CEO and for Mr. Newlands in connection with his transition services. In fulfilling this responsibility, the Committee acted pursuant to its charter-mandated authority to review and approve executive compensation and to ensure alignment between compensation design and the Company's performance and long-term strategic objectives.

Compensation Philosophy Applied to the Transition

The Committee evaluated these compensation actions within the context of its established executive compensation framework and pay-for-performance philosophy. In doing so, the Committee considered the scope and nature of the role and competitive market practices, informed by external benchmarking data and advice from its independent compensation consultant. The Committee also considered the design and duration of compensation elements, with an emphasis on distinguishing ongoing compensation from replacement-related or one-time elements of compensation.

The Committee's compensation decisions were intended to support an orderly leadership transition, promote continuity and stability in executive leadership, and reinforce alignment between executive incentives and long-term stockholder value creation. The Committee sought to ensure that all actions taken in connection with the transition were performance-oriented, competitive market-informed, and consistent with stockholder interests, taking into account stockholder expectations and say-on-pay considerations.

Compensation Decisions for Mr. Fink as President and CEO

On February 10, 2026 and in connection with the CEO succession process, the Committee approved an employment agreement with Mr. Fink pursuant to which he serves as President and CEO, effective April 13, 2026. The agreement provides for an initial annual base salary of $1,400,000, eligibility to participate in the Company's executive benefit programs, a target annual incentive opportunity under the AMIP equal to 160% of base salary for Fiscal 2027, and participation in the LTSIP, including a Fiscal 2027 equity award with an aggregate grant date fair value of $11,000,000. In addition, to replace equity forfeited in connection with his departure from his prior employer and to induce Mr. Fink to accept the President and CEO role, he received a replacement equity award consisting of 85,385 RSUs and 415,295 NQSOs. The replacement awards generally vest on a pro-rated basis over three years, subject to continued employment and continued vesting in certain termination situations. The agreement includes customary terms relating to employment duration, severance, and benefits upon certain qualifying terminations, restrictive covenants, and reimbursement of reasonable legal fees incurred in connection with the agreement. As of February 10, 2026, Mr. Fink ceased serving on the CGNR Committee and the Committee, and as of April 13, 2026 he was no longer eligible to receive non-employee director compensation for his service on the Board. Prior to ending his service on the Committee and the CGNR Committee, Mr. Fink did not attend any meetings of the Board, the CGNR Committee, or the Human Resources Committee related to his candidacy for the role of President and CEO and compensation matters in connection with his appointment to such role.

Compensation Decisions for Mr. Newlands as Strategic Advisor

The Board approved the termination of Mr. Newlands' employment as President and CEO, effective April 13, 2026. Mr. Newlands continued as an employee of the Company in the role of Strategic Advisor through April 30, 2026, at which time his employment ended and he became eligible for severance benefits under his existing employment agreement, subject to the execution and non-revocation of a release of claims. In addition, the Committee approved a transition services consulting agreement pursuant to which Mr. Newlands will provide strategic advisory and transition services from May 1, 2026 through December 31, 2026 for aggregate consulting fees of $1,200,000 plus reimbursement of certain business expenses and subject to ongoing confidentiality, non-competition, and non-solicitation obligations.

None of the compensation actions described above were effective during Fiscal 2026. Therefore, these compensation actions are not included in the compensation tables and related disclosures that follow.

Compensation Highlights

Key Fiscal 2026 Compensation Program Changes

For Fiscal 2026, the Committee implemented the following changes to the executive compensation program:

- Eliminated NQSOs from the annual long-term equity incentive award program and granted a mix of 50% PSUs and 50% time-based RSUs for the Fiscal 2026 annual long-term equity incentive award, maintaining a balanced mix of performance and retention compensation elements.

- The Fiscal 2026 PSU program was redesigned to include a net annualized enterprise cost savings objective, reflecting the Company's strategic shift toward margin expansion, cash flow discipline, and value capture following portfolio reshaping activities, including recent Wine and Spirits divestitures. Performance against the cost savings objective is measured over the first two years of the performance period to align incentives with the timing and execution risk associated with delivering these initiatives. Earned PSU outcomes are subject to a relative TSR modifier measured over a three-year performance period, reinforcing alignment with stockholder returns and preserving a strong pay-for-performance orientation.

- To support succession planning and talent attraction objectives, we modified the definition of retirement under the AMIP, the LTSIP, the Annual Incentive Plan for the broad employee population, and the ESPP, expanding the definition from at least age 60 with at least five years of service to also include individuals who are at least age 55 with at least ten years of service.

What Were Our Developments and Accomplishments in Fiscal 2026?

Business Highlights

During Fiscal 2026, our teams demonstrated strong execution and resilience while operating in a dynamic and evolving consumer environment characterized by heightened macroeconomic volatility and constrained near-term visibility. U.S. consumers continued to face sustained financial pressure from the cumulative effects of inflation, elevated interest rates, and broader economic and geopolitical uncertainty, resulting in increasingly deliberate spending behavior across beverage alcohol categories. Consumers remained engaged with the category but exhibited greater selectivity, frequently trading within portfolios and seeking value through alternative pack sizes and price points rather than exiting the category altogether. Overall demand across beer, wine, and spirits remained subdued for much of the year, particularly among lower-income households, however, consumers remained engaged with the category, and performance trends improved toward the end of the year.

Fiscal 2026 also represented a period of significant strategic and leadership transition for the Company. In parallel with navigating a challenging consumer backdrop and ongoing industry headwinds, the Company undertook an orderly leadership transition that introduced an additional layer of uncertainty for executive officers responsible for day-to-day execution and long-term strategic alignment. Against this backdrop, management placed increased emphasis toward operating efficiency, margin discipline, and cash generation, while ensuring continuity in leadership decision-making and execution. These dynamics, together with evolving consumer behavior, portfolio reshaping actions within the Wine and Spirits business, and limited near-term market visibility, created a broader range of potential outcomes for financial performance during the year.

In response, management prioritized factors within its control, including strengthening the Company's cost structure, sharpening execution discipline, and maintaining a balanced approach to capital allocation. These priorities informed both operational decision-making throughout the year and the Committee's approach to incentive design, including the calibration of performance ranges to reflect heightened uncertainty, increased volatility in category demand, and the need to retain and motivate executive leadership during a period of transition. The resulting incentive framework placed increased emphasis on efficiency, disciplined execution, and leadership continuity, while appropriately recognizing the external factors that constrained financial performance and reduced predictability relative to prior years.

Despite a subdued consumer and category environment, the Beer Division continued to significantly outperform the broader beer category, remaining the leading dollar share gainer across Circana™ U.S. tracked channels and the #1 high-end beer supplier in the U.S. by dollar sales. The Wine and Spirits Division similarly outperformed the higher-end wine segment on a relative basis led by brands such as Kim Crawford and Mi CAMPO tequila.

From an enterprise perspective, the Company generated approximately $2.7 billion of operating cash flow and $1.8 billion of FCF during Fiscal 2026, exceeding expectations and underscoring the effectiveness of its disciplined operating and capital allocation approach. The Company maintained its target comparable net leverage ratio of approximately 3.0x, sustained its approximately 30% dividend payout ratio, and returned more than $900 million to stockholders through share repurchases. These results, achieved in a challenging and uncertain environment, reflect management's focus on long-term value creation and financial flexibility through a period of leadership and strategic transition.

Beer Division Highlights

Highlights for the Beer Division for Fiscal 2026:

- Net sales decreased 3%, primarily driven by shipment volume declines of 3.8%, partially offset by favorable pricing.

- Depletions declined approximately 2%, reflecting lower depletions for Modelo Especial, Corona Extra, and the Modelo Chelada brands, partially offset by continued depletion growth for Pacifico and Victoria.

- Operating margin decreased 170 basis points to 38.0%, primarily due to lower shipment volumes and higher cost of product sold, including the impact of aluminum tariffs and unfavorable fixed cost absorption, partially offset by favorable pricing.

Wine and Spirits Division Highlights

Highlights for the Wine and Spirits Division for Fiscal 2026:

- Net sales declined 51%, primarily reflecting a 62.4% decrease in shipment volumes attributable to divestiture activity, changes in distributor contractual arrangements, unfavorable product mix, and strategic pricing actions taken on select brands.

- Operating margin declined from 19.5% to 1.3%, primarily reflecting the unfavorable impacts from lower net sales and higher cost of products sold, partially offset by lower marketing and other selling, general, and administrative expenses.

Fiscal 2026 Compensation Outcomes

Based on our business performance for Fiscal 2026, our executive compensation program achieved the following outcomes:

- For our Fiscal 2026 AMIP, we achieved approximately 95% of the Net Sales target, approximately 93% of the Comparable EBIT target, and approximately 110% of the FCF target, resulting in AMIP payments at approximately 54% of the target award.

- Our performance under the Fiscal 2024 - 2026 PSU program, including our TSR performance relative to the TSR performance of the companies in the S&P 500 Food, Beverage & Tobacco Index and our performance against organic net sales growth targets, delivered approximately 33% of the target award.

Overall, for Fiscal 2026, we delivered solid Net Sales and Comparable EBIT performance as compared to both our Fiscal 2026 AMIP targets and our Fiscal 2025 results as demonstrated below.

Performance Measures under our Fiscal 2026 AMIP	Fiscal 2026 AMIP Target	Fiscal 2026 Results	Fiscal 2026 Results as a % of Fiscal 2026 AMIP Target	Fiscal 2025 Results	Fiscal 2026 Results as a % of Fiscal 2025 Results
($ in millions)					
Net Sales [1]	$9,614.5	$9,139.0	95.1%	$9,497.5	96.2%
Comparable EBIT [1] [2]	$3,196.3	$2,962.3	92.7%	$3,253.2	91.1%
FCF [2]	$1,627.1	$1,794.0	110.3%	$1,938.1	92.6%

[1] Fiscal 2025 results exclude the impact of $711.2 million of net sales and $244.7 million of CAM that are no longer part of our results following the Wine and Spirits Divestitures. Refer to Appendix 1.

[2] Comparable EBIT and FCF are non-GAAP measures and reconciliations of Comparable EBIT and FCF to GAAP measures with respect to Fiscal 2026 and Fiscal 2025 together with the reasons management uses these measures are set forth in Appendix 1.

Key Executive Compensation Actions for Fiscal 2026

Former Chief Executive Officer

Mr. William A. Newlands was our President and CEO for all of Fiscal 2026. For Fiscal 2026, the Committee increased his base salary from $1,400,000 to $1,450,000 (+3.6%); increased his short-term cash incentive target from 170% to 200% of base salary; and set his long-term equity incentive target at $10,500,000.

Chief Financial Officer

Mr. Garth Hankinson is our Executive Vice President and Chief Financial Officer. For Fiscal 2026, the Committee increased his base salary from $825,000 to $850,000 (+3.0%) and kept his short-term cash incentive target unchanged at 100% of base salary. The Committee set his long-term equity incentive award target for Fiscal 2026 at $2,500,000. As described in greater detail below under the heading Long-Term Equity Incentive Awards, the Committee also approved a $2,500,000 off-cycle incentive equity grant to Mr. Hankinson to ensure his continued engagement, leadership, and guidance for the successful execution of critical enterprise cost savings initiatives.

President, Beer Division

Mr. James A. Sabia, Jr. is our Executive Vice President and President, Beer Division. For Fiscal 2026, the Committee increased his base salary from $850,000 to $875,000 (+3.0%) and kept his short-term cash incentive target unchanged at 95% of base salary. The Committee set his long-term equity incentive award target for Fiscal 2026 at $2,250,000.

Former Chief Legal Officer

Mr. James O. Bourdeau was our Executive Vice President and Chief Legal Officer for Fiscal 2026. For Fiscal 2026, the Committee increased his base salary from $725,000 to $747,000 (+3.0%) and kept his short-term cash incentive target unchanged at 80% of base salary. The Committee set his long-term equity incentive award target for Fiscal 2026 at $1,800,000.

In September 2025, the Company announced that Mr. Bourdeau would be retiring as Chief Legal Officer of the Company effective as of the end of Fiscal 2026. Also at that time, the Company announced that Mr. Bourdeau would transition into an Executive Vice President and Senior Advisor role at the end of Fiscal 2026. In connection with that role change, the Committee determined that it was appropriate to enter into an Executive Employment Agreement with Mr. Bourdeau, which became effective March 1, 2026. The employment period under that new Employment Agreement runs until March 1, 2027, unless extended by mutual agreement. The new employment agreement provides for an annual base salary of $560,000 and an AMIP target of 80% of base salary. Mr. Bourdeau is not eligible for a long-term incentive equity award for Fiscal 2027, and his outstanding equity awards will continue to vest in accordance with their terms during the period of Mr. Bourdeau's continued employment. In the event that Mr. Bourdeau's employment is terminated by him for good reason or by the Company without cause, in each case, prior to the end of the employment period, Mr. Bourdeau will receive continued payment of base salary through the end of the employment period, his cash incentive under the Fiscal 2027 AMIP based on actual performance and calculated using the full amount of his base salary, and a series of twenty four (24) monthly payments equal to the monthly cost of medical and dental coverage.

President, Wine and Spirits Division

Mr. Samuel J. Glaetzer is our Executive Vice President and President, Wine and Spirits Division. For Fiscal 2026, the Committee increased his base salary from $550,000 to $566,500 (+3.0%) and kept his short-term cash incentive target at 80% of base salary. The Committee set his long-term equity incentive award target at $1,525,000.

Short-Term Cash Incentive Payouts for Fiscal 2026

After the conclusion of Fiscal 2026, the Committee reviewed our performance and approved short-term cash incentive payments to our named executive officers under our AMIP, which operates under our stockholder approved

LTSIP. Based on the Fiscal 2026 results, Messrs. Newlands, Hankinson, and Bourdeau received AMIP payments at approximately 54% of the target awards set by the Committee.

Mr. Sabia had a portion of his AMIP measured against Beer Division performance and Mr. Glaetzer had a portion of his AMIP measured against Wine and Spirits Division performance. Therefore, the Committee also reviewed the performance of these divisions against their respective performance goals under the Fiscal 2026 AMIP. For Fiscal 2026:

- The Beer Division achieved approximately 94% of its Net Sales target performance level and approximately 92% of its Comparable EBIT target.
- The Wine and Spirits Division achieved approximately 102% of its Net Sales target performance level and approximately 88% of its Comparable EBIT target.

Based on such performance, Mr. Sabia received approximately 42% of his target award and Mr. Glaetzer received approximately 83% of his target award. More detail on the relevant performance goals and related payouts are discussed below under the heading "Short-Term Cash Incentives: Fiscal 2026 AMIP."

PSU Performance Period Ending in Fiscal 2026

In April 2026, the Committee reviewed our results for the Fiscal 2024 - 2026 performance period for purposes of certifying performance pursuant to the PSU awards granted in April 2023. Payouts under these PSU awards were measured based on two equally weighted metrics: relative TSR as compared to the S&P 500 Food, Beverage & Tobacco Index and the compound annual growth rate of organic net sales over the three-year performance period. In April 2026, the Committee certified achievement for these PSU awards as follows:

Performance Criteria	Threshold Performance Level (50%)	Target Performance Level (100%)	Maximum Performance Level (200%)	Performance	Payout Results Based on Performance
Relative TSR During Fiscal 2024 - 2026	25th Percentile	50th Percentile	75th Percentile (or higher)	Approximately 33rd percentile relative TSR performance	Earned 66.67% of the share units subject to this performance goal
Compound Annual Growth of Organic Net Sales	6.0%	7.0%	8.0%	Did not meet threshold performance level	No earned share units
				Total Payout Percentage	33.34% of share units subject to this award

What Are Our Compensation Practices?

Compensation Philosophy and Objectives

We operate in a highly competitive, complex, and international business environment. In order to meet the challenges of that environment, the objectives of our executive compensation program are to:

- support our sustainable, long-term success by attracting, motivating, and retaining key executives;
- align the interests of our named executive officers with the interests of our stockholders; and
- provide appropriate incentives for achievement of annual goals and financial targets, and contributions toward enhancing long-term stockholder value.

Compensation Principles

The Committee follows certain key principles when making decisions related to executive compensation, including the following:

- The executive compensation program should create a strong linkage between pay and performance through our short-term cash incentive program and long-term equity incentives such that executives will generally receive higher compensation in our more successful periods and lower compensation during less successful periods;
- a majority of named executive officer compensation should be variable or "at risk;"

- there is no policy regarding the specific allocation of compensation between short-term and long-term compensation or between cash and non-cash compensation;

- the amount of target TAC awarded to our named executive officers generally should approximate the median of the applicable market data. While this is the policy for our executives as a whole, target TAC for an individual named executive officer may be higher or lower than such range. Any such variation may occur due to the specific expertise of an executive, the complexity or criticality of the business managed by the executive, an executive's tenure in the role, differences in job duties relative to the market benchmark, and internal pay equity considerations;

- the Committee does not have a stated competitive position for the target TDC of any individual named executive officer; and

- the Committee uses a peer group of companies, and in some cases, general survey data, as a reference point when evaluating executive compensation target amounts and overall design.

Fiscal 2026 Considerations

The Committee took the following actions with respect to Fiscal 2026 compensation:

- The Committee approved targets under the AMIP to be aligned with the targeted level of performance under our operating plan approved by the Board for the fiscal year, while also adjusting the plan design to reflect heightened uncertainty and differing strategic priorities across the Company's divisions. For Fiscal 2026, the Committee considered various factors, including but not limited to:

  ◦ The adoption of wider performance ranges around target performance levels under the AMIP to moderate sensitivity, better align the plan with prevailing market practices, and appropriately recognize increased uncertainty during Fiscal 2026, including uncertainty related to divestitures, tariffs, and broader industry and market conditions.

  ◦ The establishment of differentiated net sales and Comparable EBIT performance ranges for the Beer Division and Wine and Spirits Division to reflect their respective scale, maturity, and operating profiles, including a significantly wider Comparable EBIT performance range for the Wine and Spirits Division and a modestly wider Comparable EBIT performance range for the Beer Division.

  ◦ In the Wine and Spirits Division, an increased emphasis on operating margin improvement as the highest short-term strategic priority, reflected in an increased weighting of division Comparable EBIT and a corresponding reduction in the weighting of division Net Sales.

  ◦ In the Beer Division, an increased emphasis on Net Sales growth as the highest short-term strategic priority, reflected in an increased weighting of division Net Sales and a corresponding reduction in the weighting of division Comparable EBIT, while continuing to account for the impact of cost-savings initiatives and pricing actions.

- The Committee then established challenging but achievable targets against important financial measures used by management to evaluate results (Net Sales, Comparable EBIT, and FCF).

- Starting with Fiscal 2026, the Committee approved long-term equity incentives to be delivered to our named executive officers in a mix of 50% PSUs and 50% time-based RSUs, eliminating NQSOs from the long-term equity incentive compensation program for Fiscal 2026 while maintaining a balanced mix of performance and retention elements. The Fiscal 2026 PSU program was redesigned to include a net annualized enterprise cost savings objective, reflecting the Company's strategic shift toward margin expansion, cash flow discipline, and value capture following portfolio reshaping activities, including recent Wine and Spirits divestitures. Performance against the cost savings objective is measured over the first two years of the performance period to align incentives with the timing and execution risk associated with delivering these initiatives. Earned PSU outcomes are subject to a relative TSR modifier measured over a three-year performance period, reinforcing alignment with stockholder returns and preserving a strong pay-for-performance orientation.

Compensation Governance Policies

Our executive compensation policies and practices include the following, each of which are designed to drive Company performance and serve the long-term interests of our stockholders:

What We Do	What We Don't Do
• The majority of executive compensation is variable and "at risk"	• We do not pay dividends on any unvested RSUs or unearned PSUs. Dividend equivalents are only payable on such awards to the extent the awards ultimately vest and are earned
• The Committee, which is comprised entirely of independent directors, approves all elements of executive compensation	• We prohibit pledging by executive officers and directors (subject to an exception for certain levels of pledging by members of the Sands family nominated by WildStar to the Board)
• The Committee retains an external, independent compensation consultant to advise it regarding executive compensation matters	• We prohibit hedging using derivative securities involving our stock
• We maintain robust stock ownership guidelines (six times base salary for our President and Chief Executive Officer and three times base salary for all other executive officers) that we believe align management and stockholder interests	• We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
• We have a clawback policy that complies with the final rules promulgated under the Dodd-Frank Act, as described below under the subheading "Clawback Rights and Prohibition Against Hedging and Pledging"	
• Equity awards vest upon a qualifying termination within a specified period following a change-in-control (double-trigger)	

Results of Fiscal 2025 Say-on-Pay Vote

At our 2025 Annual Meeting of Stockholders, we conducted an advisory vote to approve the compensation of our named executive officers as disclosed in the 2025 Proxy Statement (a "say-on-pay" vote). Our stockholders approved our named executive officer compensation at that time, with approximately 95% of the vote cast in favor of approval. The Committee believes that the outcome of the say-on-pay vote confirms that our compensation philosophy is sound and our objective of linking our executives' compensation to achieving operational goals and generating stockholder value is effective. We view this level of support as an affirmation of our current pay practices.

How Are Compensation Decisions Made?

Role of the Human Resources Committee

The Committee discharges the Board's responsibilities relating to executive compensation, including the annual review and approval of named executive officer compensation. The Committee will review and approve, or recommend that the Board approve, as appropriate, each element of compensation for our CEO and each other named executive officer.

The Committee reviews various aspects of the executive compensation program at each meeting, and reviews compensation levels at least annually, with awards and adjustments generally being made each April. Compensation decisions may be made at other times of the year in the case of promotions, new hires, or changes in responsibilities. In making these determinations, the Committee may consider Company performance, the individual performance of a named executive officer, information from FW Cook (the Committee's independent compensation consultant), and recommendations from management. As part of this process, the Committee may also review tally sheets comparing current and proposed base salaries, short-term cash incentives, and long-term equity incentives.

Role of Management

Management personnel within our Human Resources Department support the Committee in its work. Executive officers may make recommendations and provide information to, and answer questions from, the Committee as the Committee fulfills its responsibilities regarding executive compensation. However, none of our named executive officers make recommendations directly to the Committee regarding their own compensation.

Role of the Compensation Consultant

The Committee directly engaged FW Cook as its independent compensation consultant for Fiscal 2026. For Fiscal 2026, FW Cook assisted with the Committee's review and analysis of executive compensation and provided information on executive compensation trends and regulatory developments. FW Cook also provided data and advice related to peer group and general executive compensation survey data, which the Committee used as a market check in connection with its compensation decisions. During Fiscal 2026, those decisions included the compensation of our current and former CEOs, base salary adjustments, adjustments to AMIP and long-term equity incentive targets for our other named executive officers, and Committee deliberations on other elements of executive compensation, including compensation actions related to our CEO transition. As discussed above under the subheading "The Role of Compensation Consultants," the Committee has considered the independence of FW Cook and, based on such review, has not identified any conflicts of interest regarding the services of FW Cook or its employees.

Use of Executive Compensation Peer Group

When designing our executive compensation program and to review the competitiveness of a particular level of compensation, the Committee annually considers the available pay data of an executive compensation peer group. In September 2024, the Committee approved the peer group considered for Fiscal 2026 compensation decisions for our named executive officers.

In establishing this peer group, the Committee worked with FW Cook to assess the appropriate size, type, and complexity of potential peers. Consistent with prior years, the Committee:

- identified potential peer group additions by filtering a broad group of U.S. public companies within relevant industries, and then screening those companies using metrics such as gross revenues (targeting companies with gross revenues between 0.4 and 2.5 times those of the Company), market capitalization (targeting companies with market capitalizations between 0.33 and 3.0 times that of the Company), with a particular emphasis on companies in the food and beverage industry, and specifically on beverage alcohol where possible; and

- expanded the pool of potential peer companies by considering any company that was a "peer-of-peers" (a common member of the peer groups of the Company's peer group companies) or listed the Company as a peer, and then assessing the overall reasonableness of designating a particular potential peer as a member of the Company's peer group.

The Committee, with assistance from its independent compensation consultant, annually reviews the composition of the executive compensation peer group to determine whether any changes are appropriate. The Committee determined that no changes were necessary for Fiscal 2026. The executive compensation peer group for Fiscal 2026 compensation decisions for our named executive officers consisted of the following 17 companies, which emphasize companies in the consumer goods industry, with a focus on companies in the beverage alcohol industry and those that are involved in managing and marketing premium brands:

Fiscal 2026 Executive Compensation Peer Group

• Brown-Forman Corporation	• J. M. Smucker Company (The)
• Campbell Soup Company	• Kellanova [1]
• Clorox Company (The)	• Keurig Dr Pepper Inc.
• Colgate-Palmolive Company	• McCormick & Company, Incorporated
• Conagra Brands, Inc.	• Molson Coors Brewing Company
• Diageo plc	• Monster Beverage Corporation
• Estée Lauder Companies Inc. (The)	• Starbucks Corporation
• General Mills, Inc.	• YUM! Brands
• Hershey Company (The)	

[1]   Kellanova was removed from the executive compensation peer group following the closing of its acquisition by Mars, Incorporated in December 2025.

FW Cook presented information to the Committee in September 2024 indicating that our revenues were at the 40th percentile, and our market capitalization was at the 73rd percentile, in each case, of these peer group companies. In addition to its review of peer group executive compensation data, the Committee may review general industry executive compensation survey data when insufficient peer group data is available for a specific executive position or as another means of performing a market check on our overall executive compensation program or on individual components of the program. This information assists the Committee in its executive compensation decision making process.

How Do We Compensate Our Named Executive Officers?

Summary of the Elements of Compensation

The Fiscal 2026 compensation program for our named executive officers consists of base salary, short-term cash incentives under our AMIP, long-term equity incentives under our LTSIP, and certain perquisites and other benefits.

	Pay Element		Objective & Performance Rewarded
Fixed	Annual	Base Salary	Provide current, predictable compensation for day-to-day services, taking into account individual roles, responsibilities, and performance, as well as respective experience and abilities.
Performance Based	Annual	AMIP (annual cash incentive)	Achieve annual goals measured in terms of financial performance (Net Sales, Comparable EBIT, and FCF) linked to creation of stockholder value.
	Long-Term	PSUs	For Fiscal 2026, the PSU program was tied to enterprise cost savings achievement as modified by relative TSR. These PSUs have a three-year performance period, with achievement against the cost savings goals measured over a two-year period through Fiscal 2027 and modified by our relative TSR performance over a three-year period continuing through Fiscal 2028.
		RSUs	Provide link to stockholder value creation and drive retention, vesting pro rata annually over three years.

Base Salary

Base salary is the only fixed component of our executive compensation program. The Committee does not have a stated competitive position for the base salaries of our named executive officers. Base salary information is considered by the Committee as part of its evaluation of the target TAC and target TDC of our CEO and our other named executive officers. The table below reflects the annual base salary and percentage increase for Fiscal 2026 for each named executive officer. The base salaries paid to our named executive officers in Fiscal 2026 appear in the Salary column of the Summary Compensation Table, which may vary from the amounts in the table below due to such increases being effective shortly after the beginning of Fiscal 2026.

	Base Salary	Percentage Change for Fiscal 2026
William A. Newlands	$1,450,000	3.6%
Garth Hankinson	$850,000	3.0%
James A. Sabia, Jr.	$875,000	3.0%
James O. Bourdeau	$747,000	3.0%
Samuel J. Glaetzer	$566,500	3.0%

Short-Term Cash Incentives: Fiscal 2026 AMIP

For Fiscal 2026, we awarded short-term cash incentive opportunities to our named executive officers based on Company performance under the AMIP. In the case of our Division Presidents (Messrs. Sabia and Glaetzer), a portion of the Fiscal 2026 AMIP was also based on divisional performance.

Effective March 1, 2025, the Committee made the following decisions for the Fiscal 2026 AMIP:

- increased Mr. Newlands' target from 170% to 200% of base salary to increase the percentage of "at risk" compensation tied to actionable performance metrics most directly influenceable by Mr. Newlands;

- maintained the AMIP targets (as a percentage of base salary) for Messrs. Hankinson (100%), Sabia (95%), Bourdeau (80%), and Glaetzer (80%);

- widened the range between threshold, target, and maximum performance levels for both Net Sales and Comparable EBIT to smooth out sensitivities; better align with market practice; and to recognize the increased level of uncertainty in the industry and overall softness in the market;

- for Mr. Glaetzer, increased the weighting for Wine and Spirits Division Comparable EBIT to 25% while decreasing the Wine and Spirits Division Net Sales weighting to 15% to align the incentive program with the highest short-term priority for that division; and

- for Mr. Sabia, increased the weighting for Beer Division Net Sales to 25% while decreasing the Beer Division Comparable EBIT weighting to 15% to align the incentive program with the highest short-term priority for that division.

Company Performance

In April 2025, the Committee determined that performance would be measured under the Fiscal 2026 AMIP based on a weighted mix of three performance measures: Net Sales, Comparable EBIT, and FCF. For Messrs. Newlands, Hankinson, and Bourdeau, Net Sales, Comparable EBIT, and FCF were each measured at the consolidated enterprise level. For Messrs. Sabia and Glaetzer, a portion of the Net Sales and Comparable EBIT performance was measured against the performance of the Beer Division or the Wine and Spirits Division, respectively. Threshold performance against the enterprise Comparable EBIT performance goal was required for any payment to be made under the Fiscal 2026 AMIP.

The Committee selects targets for Net Sales, Comparable EBIT, and FCF that it views as challenging but achievable. For Fiscal 2026, each target corresponded to the targeted level of performance under our Fiscal 2026 operating plan approved by the Board in April 2025. For Fiscal 2026, the Committee set the following challenging performance goals:

- the Fiscal 2026 target performance level for Net Sales was set in excess of our actual results for Fiscal 2025 (as adjusted to remove the impact of divestitures);

- the Fiscal 2026 target performance level for Comparable EBIT was set at a level approximately equal to our actual results for Fiscal 2025 (as adjusted to remove the impact of divestitures); and

- the Fiscal 2026 target performance level for FCF was set in excess of our Fiscal 2025 target performance level, but below our actual results for Fiscal 2025.

The following chart sets forth the material terms of our Fiscal 2026 AMIP:

Performance Measures	Definition	Purpose	Weighting	Fiscal 2026 Goals	Company Performance [1]		Short-Term Incentive Payout [1]
($ in millions)							
Net Sales [2]	Net sales less net sales of products of acquired businesses, historical net sales of products which have been disposed of, or historical net sales of a business that has been contributed to a joint venture.	Serves as a measure of our ability to grow market share	40% (20% for Messrs. Sabia and Glaetzer)		<94.5%		0%
				$9,085.7	94.5%	Threshold	25%
				$9,614.5	100.0%	Target	100%
				$10,143.3	105.5%	Maximum	200%
Net Sales: Beer Division			25% (only for Mr. Sabia)		<95.0%		0%
				$8,368.3	95.0%	Threshold	25%
				$8,808.7	100.0%	Target	100%
				$9,249.2	105.0%	Maximum	200%
Net Sales: Wine and Spirits Division			15% (only for Mr. Glaetzer)		<92.0%		0%
				$741.4	92.0%	Threshold	25%
				$805.8	100.0%	Target	100%
				$870.3	108.0%	Maximum	200%
Comparable EBIT [2]	EBIT is the sum of our net income (loss) attributable to CBI plus net income (loss) attributable to noncontrolling interest, provision for (benefit from) income taxes, loss on extinguishment of debt, and interest expense. When calculating Comparable EBIT, we exclude the effects of comparable adjustments.	Serves as a measure of our profitability	40% (20% for Messrs. Sabia and Glaetzer)		<92.5%		0%
				$2,956.6	92.5%	Threshold	25%
				$3,196.3	100.0%	Target	100%
				$3,436.0	107.5%	Maximum	200%
Comparable EBIT: Beer Division			15% (only for Mr. Sabia)		<94.0%		0%
				$3,213.0	94.0%	Threshold	25%
				$3,418.1	100.0%	Target	100%
				$3,623.2	106.0%	Maximum	200%
Comparable EBIT: Wine and Spirits Division			25% (only for Mr. Glaetzer)		<30.0%		0%
				$11.3	30.0%	Threshold	25%
				$37.5	100.0%	Target	100%
				$63.8	170.0%	Maximum	200%
FCF	Net cash provided by (used in) operating activities less purchase of property, plant and equipment.	Reflects our ability to generate the cash required to operate the business and pay down debt	20%		<80.0%		0%
				$1,301.7	80.0%	Threshold	25%
				$1,627.1	100.0%	Target	100%
				$1,952.5	120.0%	Maximum	200%

[1] Company performance and short-term incentive payout are each presented as a percentage of target.

[2] As set forth under the terms of the AMIP, the Net Sales and Comparable EBIT performance goals for Fiscal 2026 were adjusted to account for foreign currency adjustments, the divestiture of the Copper & Kings brand, and unplanned tariffs.

Consolidated Enterprise AMIP Performance Attainment

In April 2026, the Committee certified the payout under our Fiscal 2026 AMIP based on consolidated enterprise performance to all of our named executive officers other than Messrs. Sabia and Glaetzer at approximately 54% of target as follows:

($ in millions)	Fiscal 2026 Actual Results	Percent of Approved Plan	Fiscal 2026 Short-Term Incentive Payout %[1]	Weighting	Resulting Weighted Payout %
Net Sales	$9,139.0	95.1%	32.5%	40%	13.0%
Comparable EBIT	$2,962.3	92.7%	26.8%	40%	10.7%
FCF	$1,794.0	110.3%	151.3%	20%	30.3%
					54.0%

Beer Division AMIP Performance Attainment

In April 2026, the Committee certified the payout under our Fiscal 2026 AMIP based on consolidated enterprise performance and Beer Division performance to Mr. Sabia at approximately 42% of target as follows:

($ in millions)	Fiscal 2026 Actual Results	Percent of Approved Plan	Fiscal 2026 Short-Term Incentive Payout %[1]	Weighting	Resulting Weighted Payout %
Net Sales					
Consolidated Results	$9,139.0	95.1%	32.5%	20%	6.5%
Beer Division	$8,315.2	94.4%	0.0%	25%	—%
Comparable EBIT					
Consolidated Results	$2,962.3	92.7%	26.8%	20%	5.4%
Beer Division	$3,161.0	92.5%	0.0%	15%	—%
FCF	$1,794.0	110.3%	151.3%	20%	30.3%
					42.2%

Wine and Spirits Division AMIP Performance Attainment

In April 2026, the Committee certified the payout under our Fiscal 2026 AMIP based on consolidated enterprise performance and Wine and Spirits Division performance to Mr. Glaetzer at approximately 83% of target as follows:

($ in millions)	Fiscal 2026 Actual Results	Percent of Approved Plan	Fiscal 2026 Short-Term Incentive Payout %[1]	Weighting	Resulting Weighted Payout %
Net Sales					
Consolidated Results	$9,139.0	95.1%	32.5%	20%	6.5%
Wine and Spirits Division	$823.9	128.0%	128.0%	15%	19.2%
Comparable EBIT					
Consolidated Results	$2,962.3	92.7%	26.8%	20%	5.4%
Wine and Spirits Division	$32.9	86.9%	86.9%	25%	21.7%
FCF	$1,794.0	110.3%	151.3%	20%	30.3%
					83.1%

AMIP Awards to our Named Executive Officers

The final earned Fiscal 2026 AMIP awards paid to our named executive officers are set forth below and also appear in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

	Target Short-Term Incentive as a Percent of Base Salary	Payout %	Fiscal 2026 Actual Short-Term Incentive
William A. Newlands	200%	54.0%	$1,564,382
Garth Hankinson	100%	54.0%	$458,571
James A. Sabia, Jr.	95%	42.2%	$350,127
James O. Bourdeau	80%	54.0%	$322,402
Samuel J. Glaetzer	80%	83.1%	$376,127

In addition to any incentive bonuses under the AMIP, the Committee has discretion to pay cash bonuses outside of that program, however, no named executive officer received any discretionary bonus for Fiscal 2026.

Long-Term Equity Incentive Awards

Annual Equity Grants

The Committee annually reviews the design of the long-term equity incentive program, including the mix of awards and the metrics to utilize under the PSU awards. In April 2025, the Committee granted our named executive officers an equal mix of RSUs and PSUs. For Fiscal 2026, the Committee expressed the total equity target value as a flat dollar value, providing the Committee with flexibility to adjust the target value of the long-term equity incentive awards to a particular named executive officer to take into consideration market data, executive performance and experience, expected future contributions, and retention considerations.

The chart below reflects the total equity target value of the Fiscal 2026 equity awards as well as the amount allocated to each award type based on the percentage mix. RSUs and target PSU values were converted into a number of shares based on fair market value on the grant date.

	Total Equity Target Value	RSU Target Value (50% weighting)	PSU Target Value (50% weighting)
William A. Newlands	$10,500,000	$5,250,000	$5,250,000
Garth Hankinson	$2,500,000	$1,250,000	$1,250,000
James A. Sabia, Jr.	$2,250,000	$1,125,000	$1,125,000
James O. Bourdeau	$1,800,000	$900,000	$900,000
Samuel J. Glaetzer	$1,525,000	$762,500	$762,500

The vesting schedule for all Fiscal 2026 time-based RSU awards is 33% of the award per year at each of the first three anniversaries of May 1 of the year of grant.

The Fiscal 2026 PSU awards were granted to strengthen alignment between executive compensation, the Company's enterprise cost efficiency objectives, and long-term stockholder returns. The Fiscal 2026 PSU design uses a single operating metric, enterprise cost savings, measured over two fiscal years, with a relative TSR modifier applied over a three-year horizon to reinforce pay for performance against market outcomes. The enterprise cost savings goal is measured over a two-year period beginning March 1, 2025 and ending February 28, 2027, reflecting the Company's increased emphasis on margin expansion, cash flow discipline, and value capture following portfolio reshaping activities, including recent Wine and Spirits divestitures. Performance against the cost savings objective is measured over the first two years of the performance period to align incentives with the timing and execution risk associated with delivering these initiatives. The enterprise cost savings performance levels under the Fiscal 2026 PSU awards are:

	Threshold Performance Level (50%)	Target Performance Level (100%)	Maximum Performance Level (200%)
Enterprise Cost Savings (net annualized cost savings achieved by the Company as a result of enterprise cost restructuring initiatives)	$180,000,000	$200,000,000	$220,000,000

The resulting goal payout is calculated at the end of Fiscal 2027 and held pending application of the relative TSR modifier at the end of Fiscal 2028. The relative TSR modifier is 80% for performance below the 25th percentile, 100% (target) for performance at or above the 25th percentile and at or below the 75th percentile, and 120% for performance above the 75th percentile of the S&P 500 Food, Beverage & Tobacco Index. In the event the Company's absolute TSR is negative, the relative TSR modifier shall not exceed the target level (100%). Final PSU payout is equal to the enterprise cost savings goal payout multiplied by the relative TSR modifier, subject to an overall cap of 200%. The enterprise cost savings metric is defined to include net annualized savings from specified restructuring initiatives and to exclude nonrecurring and extraordinary items. Unless the named executive officer has met the retirement eligibility criteria, continued service is required through May 1, 2028 in order to vest in shares earned under the Fiscal 2026 PSU program.

All Fiscal 2026 RSUs would vest (or continue to vest), and Fiscal 2026 PSUs would either vest at the target or actual level, in each case, upon the occurrence of certain events as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

Off-Cycle Equity Grant

In July 2025, the Committee granted an off-cycle equity award to our Chief Financial Officer, Mr. Hankinson, to ensure his continued engagement, leadership, and guidance for the successful execution of critical enterprise cost savings initiatives. This one-time equity grant had a grant date fair value of $2,500,000, with 50% of the target value in RSUs and the remaining 50% of the target value in PSUs (with the same performance and service conditions as the annual Fiscal 2026 PSU awards). The RSUs and PSUs both included special vesting provisions, including cliff-vesting on May 1, 2028, forfeiture in the event of retirement before vesting, and a provision for voluntary terminations for good reason or involuntary terminations without cause under which he will vest in 33%, 67%, or 100% of each award, depending on whether the termination occurs before the first, after the first but before the second, or after the second May 1 following the grant date and, in the case of PSUs, based on actual performance.

PSU Performance Period Ending in Fiscal 2026

The Fiscal 2024 - 2026 PSUs vested based on three-year performance against the two equally weighted metrics described below:

	Threshold Performance Level (50%)	Target Performance Level (100%)	Maximum Performance Level (200%)
TSR Performance Versus Companies in the S&P 500 Food, Beverage, and Tobacco Index	25th Percentile	50th Percentile	75th Percentile (or higher)
Compound annual growth rate of organic net sales	6%	7%	8%

In April 2026, the Committee certified relative results for the Fiscal 2024 - 2026 PSU program. Relative TSR performance was at the 33rd percentile and the performance against the organic net sales target was below the threshold performance level. This performance resulted in a payout of approximately 33% of the target award levels set by the Committee at the time of those grants.

Retirement and Other Benefits

Savings Plans and Health and Welfare Benefits

We offer our eligible employees, including our named executive officers, the following retirement savings opportunities and health and welfare benefits in order to help provide a reasonable level of support during and after employment with us and to attract, retain, and motivate employees with a competitive benefits package:

- Named executive officers are eligible to participate in our 401(k) and Profit Sharing Plan on the same terms as other eligible employees. Each year, eligible employees may elect to defer up to 50% of their annual compensation, up to the annual limit set by the Code, on a before-tax or after-tax basis. We currently provide a 50% match on the first 6% of eligible compensation contributed by the participant, as well as a 5% annual non-elective contribution. All participants are immediately 100% vested in their contributions, the annual non-elective contribution made by us, and any earnings on these contributions. Our matching contributions and the earnings on those amounts vest at the rate of 20% per year for the first five years of service for employees hired before January 1, 2024, and 33% per year for the first three years of service for employees hired on or after such date.

- Named executive officers are eligible to participate in our NQSP, which is a non-qualified retirement savings plan designed to provide participants with an elective deferral opportunity and the benefit of the annual non-elective contributions and supplemental profit sharing contributions, if any, that could not be made under the 401(k) and Profit Sharing Plan due to Code limitations. Effective January 1, 2025, the NQSP provides a match on deferrals into the NQSP on eligible compensation in excess of the limitation on eligible compensation under the Code. Further detail concerning this plan is provided under the heading "Nonqualified Deferred Compensation."

- Named executive officers generally are eligible to participate in our ESPP on the same terms as other eligible employees, which allows employees to purchase shares of our Class A Stock at a discount through salary deductions.

- Named executive officers also receive customary employee benefits, such as our standard medical, dental, and vision benefits, wellness programs, long-term and short-term disability insurance programs, paid time off (vacation/sick leave), and life insurance programs, according to the terms of those programs and in the same manner as other eligible employees.

Severance Benefits

In the event of certain terminations of employment, our named executive officers are entitled to receive the severance benefits set forth under their employment agreements. The employment agreement with each of our named executive officers provides for severance benefits in the event of good reason termination or termination without cause.

In February 2026, the Board approved the termination of Mr. Newlands' employment as President and CEO, effective April 13, 2026. Mr. Newlands continued as an employee in the role of a Strategic Advisor through April 30, 2026. At that time, his employment ended and he became eligible for severance benefits set forth under his pre-existing employment agreement. The severance compensation provided to Mr. Newlands in connection with his departure was a pre-existing contractual obligation under his employment agreement payable upon an involuntary termination without cause, and did not involve an exercise of discretion by the Committee at the time of his departure.

Perquisites

We provide our named executive officers with perquisites and other personal benefits that we believe to be reasonable and competitive with those offered by comparable companies to their executive officers. The Committee annually reviews and approves or ratifies the perquisites and other personal benefits offered to our named executive officers. The Committee believes these benefits further our objective of attracting, motivating, and retaining key executive talent and assist executive officers in promoting our brands, working more efficiently and securely, and dedicating the appropriate amount of time and attention to business initiatives. Other than taxes related to certain relocation benefits, our named executive officers pay the personal income taxes that are attributable to the taxable perquisites we provide. Our named executive officers receive certain perquisites, including:

- *Automobile Allowance* – We provide an automobile allowance to our named executive officers. We believe this benefit is competitive with benefits provided to executives at comparable companies.

- *Travel Services* – We offer our named executive officers the personal use of our corporate aircraft when not needed for business purposes and the option of using car and driver services. Although these travel services may provide personal benefits to the executives, we believe these services also enhance the safety and security of our named executive officers and assist them to devote maximum time and attention to our business.

- *Product Allowance* – We provide product allowances to our employees, including our named executive officers. We believe that a product allowance enhances their knowledge and appreciation of our products and serves as an additional tool to facilitate their role as ambassadors for our brands in both on- and off-premise retail establishments. For the 2026 calendar year, the allowance was $20,000 for Mr. Newlands and $10,000 for each of our other named executive officers. In certain limited instances, we may also provide product samples to our employees, including our named executive officers, to enable them to become stronger brand ambassadors. Our U.S. based employees, including our named executive officers, are also eligible from time-to-time to purchase products from us at a discounted rate. Such samples and discounts typically do not result in any incremental cost to us.

- *Voluntary Expanded Annual Physical Health Review* – We offer our named executive officers an annual comprehensive health physical in order to encourage them to protect their health.

- *Sponsorship Events* – We sponsor various cultural, charitable, civic, and entertainment events for business development and relationship-building purposes, as well as to maintain our involvement in communities in which we operate and in which our employees live. Tickets are often included in such sponsorship agreements, and typically do not result in any incremental cost to us. Occasionally, our employees, including our named executive officers, use such tickets for personal purposes when they are not otherwise used for business purposes.

- *Executive Charitable Match Programs* – The Company provides a match of up to $50,000 per calendar year for charitable contributions and a match of up to $5,000 per calendar year for contributions to the Company's political action committee made by each of our named executive officers.

- *Executive Security Program* – Our executive security program was developed by our corporate security team as part of our overall risk management program. The executive security program provides the opportunity for executive officers to elect to receive enhanced business and personal protection services (including identity theft protection and optional protection at personal residences). The executive security program is for our benefit, and we believe that the costs of this security program are appropriate and necessary given the risks associated with executive officer positions at the Company and, more broadly, the heightened risks of serving as an executive officer for a U.S. public company at this time. For Fiscal 2026, the services provided under the executive security program were limited to identity theft protection.

We may provide additional benefits to our named executive officers in special circumstances, such as the payment of tax preparation fees and tax equalization costs in the event of an expatriate assignment, or relocation benefits (including related taxes) in the event of a new hire or transfer. In connection with his decision to relocate to the United States, we agreed to pay Mr. Glaetzer's tax preparation fees, including those paid during Fiscal 2026 (but we did not provide tax equalization services to him). The perquisites and other personal benefits we provided to our named executive officers during Fiscal 2026 are further quantified in the footnotes to the All Other Compensation column of the Summary Compensation Table.

How Do We Manage Risks Related to Our Executive Compensation Program?

Executive Compensation Risk Assessment

As described above under the subheading "Compensation Risk Assessment," the Committee received a risk assessment report from FW Cook regarding our executive compensation program. Based on that review, the Committee did not identify any executive compensation-related risks that it considered reasonably likely to have a material adverse effect on the company.

Stock Ownership Guidelines

In order to further align the interests of our executive officers with the interests of our stockholders, the Board has established guidelines for the amounts of our common stock that our executive officers should beneficially own. We allow individuals five years in which to reach the applicable ownership guideline. The five-year period is measured from the date the individual assumed the executive officer role to which the stock ownership guideline applies. The ownership guidelines can be satisfied by the ownership of stock, unvested RSUs, and PSUs after the relevant performance period has been completed, performance has been certified, and the earned PSUs are subject to a continued service-based vesting requirement. Unexercised stock options and unvested or uncertified PSUs do not count towards meeting the guidelines. The current stock ownership guidelines for our executive officers are as follows:

Executive Officers	Stock Ownership Guideline
President and CEO	6 times base salary
Executive Vice Presidents	3 times base salary

Compliance with our stock ownership guidelines is assessed periodically, and not less frequently than annually. If the required ownership level is not met by the end of the five-year accumulation period, the executive officer is subject to a requirement to retain 100% of the net after-tax shares acquired upon the exercise of an NQSO or upon delivery of shares underlying an RSU or a PSU. As of the Record Date, each of our named executive officers had met the applicable stock ownership guideline or was within the five-year accumulation period for doing so.

Practices Related to Granting Equity Awards

The Committee and the Board do not grant equity awards in anticipation of the release of material nonpublic information. Similarly, the Company does not time the release of material nonpublic information based on equity award grant dates. The Committee and the Board generally adhere to the following equity grant practices:

- The Committee typically grants equity awards to executive officers and other employees at its regularly scheduled meetings.

- The Committee typically approves the annual equity grant to global employees, including our executive officers, in April of each year. The grant date for the annual equity grant is typically the day that is two trading days following the date that our Form 10-K is filed with the SEC.

- If the Committee makes an award determination for an executive officer at any other regularly scheduled meeting, the grant date for such award(s) is generally the day that is two trading days following the date that a Form 10-Q is filed with the SEC following such meeting.

- In connection with off-cycle equity grants to executive officers, including for new hires or promotions, the Committee may grant equity awards at a special meeting or via unanimous consent during periods in which the Company is not in possession of material nonpublic information.

- The Committee has delegated to the Chief Human Resources Officer the ability to grant equity awards to employees who are not executive officers or directors of the Company, within certain limitations and parameters and subject to internal approvals and reporting requirements established and monitored by the Committee. Such equity awards are typically granted on the first trading day of each month without regard to whether the Company is in possession of material nonpublic information on the date of grant.

- The Board typically approves the annual equity grant to our non-management directors immediately following our annual meeting of stockholders, provided that the Company is not in possession of material nonpublic information on that date.

- In connection with off-cycle equity grants to non-management directors, including for newly elected directors who commence service outside of the annual meeting timeframe, the Board may grant equity awards at a special meeting or via unanimous consent during periods in which the Company is not in possession of material nonpublic information.

Clawback Rights and Prohibition Against Hedging and Pledging

Our stockholder-approved LTSIP plan document and our LTSIP award agreements with our named executive officers each contain a clawback provision. Although we have not had to utilize this provision, its purpose is to allow us to recoup performance-based awards or the value thereof if and as required by the Dodd-Frank Act or other law.

Under the clawback policy adopted by the Committee in April 2023, if Constellation is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, Constellation must (with limited impracticability exceptions) recover from any current or former executive officers incentive-based compensation that was erroneously awarded during the three years preceding the date such a restatement was required. This mandatory recoupment is required regardless of whether the cause for the restatement was due to fraud, errors, or any other factors. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

In order to prevent an appearance of improper conduct, executive officers, affiliates, and directors may not participate in transactions involving the hedging of our stock by trading in third-party derivative securities of our stock by writing or buying puts, calls, or other derivatives.

The Board maintains a policy prohibiting any director or executive officer from pledging our common stock, with a carve-out for specified levels of pledging by certain individuals and entities affiliated with the Sands family (see the subheading above in the Corporate Governance section entitled "Policy Against Pledging Company Stock").

Tax Considerations

Section 162(m) of the Code limits the deductibility of compensation paid to certain "covered employees" in excess of $1 million per year. Prior to the enactment of the Tax Cuts and Jobs Act passed by Congress in December 2017, there was an exception to this deduction limitation for compensation that qualified as "performance-based compensation." The Tax Cuts and Jobs Act significantly changed Section 162(m) by, among other things, repealing the performance-based compensation exemption and reducing the federal corporate income tax rate. As a result, compensation paid to certain current and former executive officers in excess of $1 million a year generally will not be deductible unless such compensation qualifies for certain transition relief.

The Committee may take into consideration the potential tax deductibility of compensation as one of the factors to be considered when establishing our executive compensation program. However, the Committee believes that its primary responsibility is to provide a compensation program that attracts, retains, motivates, and rewards our executive officers that are critical to our success. The Committee may consider tax deductibility as a factor in determining executive compensation, but may not structure its compensation arrangements around tax deductibility.

COMPENSATION COMMITTEE REPORT

The following report shall not be deemed incorporated by reference in any filing under the federal securities laws by virtue of any general incorporation of this Proxy Statement by reference and shall not otherwise be treated as filed under the federal securities laws.

We, the Human Resources Committee of the Board, have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussions, have recommended to the Board the inclusion of the Compensation Discussion and Analysis in this Proxy Statement and, through incorporation by reference to this Proxy Statement, the Company's 2026 Form 10-K.

Human Resources Committee:

Ernesto M. Hernández (Chair)
Christy Clark
William T. Giles

COMPENSATION TABLES AND RELATED INFORMATION

The following table sets forth the compensation for Fiscal 2024, Fiscal 2025, and Fiscal 2026 awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards [1]	Option Awards [2]	Non-Equity Incentive Plan Compensation [3]	All Other Compensation [4]	Total
William A. Newlands, Former President and Chief Executive Officer	2026	$1,449,038	—	$10,767,749	—	$1,564,382	$427,957	$14,209,126
	2025	$1,388,462	—	$9,465,102	$2,200,343	$1,688,714	$264,179	$15,006,800
	2024	$1,350,000	—	$8,303,888	$2,000,105	$2,750,329	$224,692	$14,629,014
Garth Hankinson, Executive Vice President and Chief Financial Officer	2026	$849,519	—	$5,100,323	—	$458,571	$217,812	$6,626,225
	2025	$815,769	—	$1,979,380	$460,120	$583,634	$198,188	$4,037,091
	2024	$778,746	—	$2,548,572	$613,835	$991,578	$165,743	$5,098,474
James A. Sabia, Jr., Executive Vice President and President, Beer Division	2026	$875,010	—	$2,307,511	—	$350,127	$234,392	$3,767,040
	2025	$838,463	—	$1,936,302	$450,119	$626,989	$173,585	$4,025,458
	2024	$776,924	—	$1,536,411	$370,022	$1,082,214	$107,895	$3,873,466
James O. Bourdeau, Executive Vice President and Former Chief Legal Officer	2026	$746,577	—	$1,846,009	—	$322,402	$115,644	$3,030,632
	2025	$719,231	$15,000	$1,548,982	$360,112	$411,654	$103,894	$3,158,873
	2024	$687,977	—	$2,121,906	$511,015	$700,802	$73,278	$4,094,978
Samuel J. Glaetzer, Executive Vice President and President, Wine and Spirits Division[5]	2026	$566,183	—	$1,563,937	—	$376,127	$95,359	$2,601,606
	2025	$545,904	—	$1,312,538	$305,108	$240,187	$109,697	$2,513,434

[1] These amounts represent the full grant date fair value of RSU and PSU awards granted in each fiscal year noted. The PSUs granted in Fiscal 2024 and Fiscal 2025 have two equally weighted performance criteria: (1) compound annual growth rate of organic net sales; and (2) relative TSR. The grant date fair value of the organic net sales growth components were based on the market price of our Class A Stock on the grant date and the probable outcome of the performance conditions as of the grant date (which was performance at target level). The grant date fair value of the relative TSR components were determined using a Monte Carlo simulation model. Since the performance criteria underlying the relative TSR PSUs are each considered a market condition as opposed to a performance condition for accounting purposes, the expense associated with those awards are not subject to fluctuation based on the actual outcome and is therefore reported at maximum expense value. For PSUs granted in Fiscal 2026 with a two-year enterprise cost savings performance goal measured as modified by our relative TSR performance over a three-year period, the grant date fair value was determined using a Monte Carlo simulation model. Since the enterprise costs savings performance goal is a performance condition and the relative TSR performance goal is a market condition, the expense associated with those awards is reported based on the probable outcome of the performance conditions. Assuming that the highest level of performance conditions were satisfied, the grant date fair value set forth above for the Fiscal 2026 PSUs would be: Mr. Newlands: $11,035,420; Mr. Hankinson: $5,200,503; Mr. Sabia: $2,364,872; Mr. Bourdeau: $1,891,898; and Mr. Glaetzer: $1,602,814. Each amount included in this column represents the aggregate amount that we expected to expense for grants in accordance with Topic 718 over the grants' respective vesting schedules. Assumptions used in calculating these values with respect to PSUs may be found in Note 19 of our financial statements in our 2026 Form 10-K. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. A more complete description of the Fiscal 2026 PSUs can be found in the CD&A under the heading "Long-Term Equity Incentive Awards." See the Grants of Plan-Based Awards in Fiscal 2026 and the Outstanding Equity Awards as of February 28, 2026 tables for additional information.

[2] These amounts represent the full grant date fair value of awards of NQSOs granted in each fiscal year noted. This represents the aggregate amount that we expected to expense for such grants in accordance with Topic 718 over the grants' respective vesting schedules. Assumptions used in calculating these values may be found in Note 19 of our financial statements in our 2026 Form 10-K. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations. See the Outstanding Equity Awards as of February 28, 2026 table below for additional information.

(3)   These amounts represent the amounts earned under our AMIP for Fiscal 2026, Fiscal 2025, and Fiscal 2024. A detailed description of the Fiscal 2026 payments can be found in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2026 AMIP."

(4)   The amounts set forth below include for Fiscal 2026: (i) Company contributions under our 401(k) and Profit Sharing Plan (including both Company matching contributions and Company non-elective contributions); (ii) Company non-elective contributions under our NQSP; and (iii) the aggregate incremental cost to us of perquisites and personal benefits. Contributions under the 401(k) and Profit Sharing Plan and our NQSP are reported in the fiscal year in which they are accrued or earned, regardless of the fiscal year in which the contribution is actually made to the plan.

	Company contributions under the 401(k) and Profit Sharing Plan	Company contributions under the NQSP	Perquisites and Other Personal Benefits [(a)]	Total "All Other Compensation"
William A. Newlands	$28,665	$222,405	$176,887	$427,957
Garth Hankinson	$28,308	$53,965	$135,539	$217,812
James A. Sabia, Jr.	$28,837	$86,106	$119,449	$234,392
James O. Bourdeau	$28,271	$40,242	$47,131	$115,644
Samuel J. Glaetzer	$28,203	$22,692	$44,464	$95,359

(a)   The perquisites and other personal benefits provided to our named executive officers in Fiscal 2026 included personal use of our corporate aircraft, spousal travel and activities in connection with business events, personal security services comprised of identity theft protection services, automobile allowances, parking reimbursements in certain geographies, car/driver services, product allowances, product samples, tickets to sponsorship events, a physical health review, home internet service, and executive charitable match programs. We did not provide a tax gross-up to any named executive officer in Fiscal 2026.

The aggregate incremental cost to us for each named executive officer's personal use of corporate aircraft is as follows: Mr. Newlands – $46,587; Mr. Hankinson – $82,206; Mr. Sabia – $82,217; Mr. Bourdeau – $2,549; and Mr. Glaetzer – $6,620. These amounts represent the aggregate incremental cost to us for the personal use of our corporate aircraft, or company-paid personal trips on commercial aircraft, by our named executive officers and certain of their family members. Amounts for the personal use of our corporate aircraft are calculated by multiplying an aircraft's hourly variable operating costs by the portion of the trip's flight time allocated to such named executive officer. Variable operating costs include fuel costs, variable maintenance costs, and other variable expenses, including crew hotel and meals, on-board catering, trip-related landing fees, hangar and parking costs, and similar costs. Since our aircraft are used primarily for business travel, the methodology excludes fixed, capital, and similar costs. In instances where family members or guests fly on our aircraft as additional passengers on business flights with an executive, the aggregate incremental cost to us is *de minimis* in amount, and no amount is reflected in the table for these additional passengers.

In Fiscal 2026, the following named executive officers made (i) charitable donations that were matched by the Company under our charitable matching program as follows: Mr. Newlands – $72,500; Mr. Hankinson – $24,467; and Mr. Bourdeau – $9,500; and (ii) donations to our political action committee that were matched by the Company under our political action committee charitable matching program as follows: Mr. Newlands – $5,000; Mr. Sabia – $5,000; and Mr. Bourdeau – $5,000. Our charitable match programs operate on a calendar year basis and contributions are reported in this table in the fiscal year the donation was made. Therefore, such reported amounts may exceed the $55,000 aggregate limitation due to timing differences between the calendar year used for the matching programs and our fiscal year.

In Fiscal 2026, the aggregate incremental cost of the product allowance program for our named executive officers is as follows: Mr. Newlands – $30,914; Mr. Hankinson – $11,866; Mr. Sabia – $11,442; Mr. Bourdeau – $10,180; and Mr. Glaetzer – $12,937. Our product allowance program operates on a calendar year basis and is reported in this table in the fiscal year the allowance was used. Therefore, such reported amounts may exceed the applicable calendar year limitation due to timing differences between the calendar year used for the product allowance program and our fiscal year.

(5)   Mr. Glaetzer was not a named executive officer prior to Fiscal 2025.

Grants of Plan-Based Awards in Fiscal 2026

	Grant Date	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units [3]	Grant Date Fair Value of Stock and Option Awards [4]
			Threshold	Target	Maximum	Threshold	Target	Maximum		
William A. Newlands	NA	AMIP	$724,519	$2,898,077	$5,796,154					
	4/25/2025	PSU				11,330	28,325	56,650		$5,517,710
	4/25/2025	RSU							28,325	$5,250,039
Garth Hankinson	NA	AMIP	$212,380	$849,519	$1,699,039					
	4/25/2025	PSU				2,698	6,744	13,488		$1,313,731
	4/25/2025	RSU							6,744	$1,250,000
	7/15/2025	PSU				3,013	7,531	15,062		$1,286,521
	7/15/2025	RSU							7,531	$1,250,071
James A. Sabia, Jr.	NA	AMIP	$207,815	$831,260	$1,662,519					
	4/25/2025	PSU				2,428	6,070	12,140		$1,182,436
	4/25/2025	RSU							6,070	$1,125,075
James O. Bourdeau	NA	AMIP	$149,315	$597,262	$1,194,523					
	4/25/2025	PSU				1,943	4,856	9,712		$945,949
	4/25/2025	RSU							4,856	$900,060
Samuel J. Glaetzer	NA	AMIP	$113,237	$452,946	$905,893					
	4/25/2025	PSU				1,646	4,114	8,228		$801,407
	4/25/2025	RSU							4,114	$762,530

[1] The amounts shown in these columns reflect the short-term cash incentive bonuses that potentially could have been earned during Fiscal 2026 based upon the achievement of Company performance goals under our AMIP. The actual award paid to each named executive officer under the AMIP for Fiscal 2026 is set forth above in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. More information regarding short-term cash incentive bonuses under our AMIP can be found in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2026 AMIP."

[2] These amounts represent the number of shares of Class A Stock that may be issued to the named executive officers pursuant to the terms of PSU awards granted under our LTSIP. The PSU awards granted on April 25, 2025 and July 15, 2025 provide for a range of potential payouts based on performance metrics tied to our enterprise cost savings achievement as modified by relative TSR. These PSUs have a three-year performance period, with achievement against the cost savings goals measured over a two-year period through Fiscal 2027 and modified by our relative TSR performance over a three-year period continuing through Fiscal 2028. The PSUs granted to Mr. Hankinson on July 15, 2025 are scheduled to cliff vest on May 1, 2028, subject to forfeiture upon retirement before vesting. Upon a voluntary termination for good reason or an involuntary termination without cause, the award vests at 33 percent, 67 percent, or 100 percent based on whether the termination occurs before May 1, 2026, after May 1, 2026 but before May 1, 2027, or after May 1, 2027. Other than the the July 15, 2026 PSUs granted to Mr. Hankinson, all of these PSUs are scheduled to vest, if at all, on May 1, 2028. For all PSUs in this table, the number of shares earned is determined based on the level of achievement for the performance criteria described above. The terms of the Fiscal 2026 PSU awards are further described in the CD&A under the heading "Long-Term Equity Incentive Awards."

[3] These amounts represent the number of RSUs granted to the named executive officers under our LTSIP. Any payouts associated with the vesting of these awards will be made in shares of Class A Stock. Further information concerning these awards can be found in the CD&A under the heading "Long-Term Equity Incentive Awards." The RSUs granted to Mr. Hankinson on July 15, 2025 are scheduled to cliff vest on May 1, 2028, subject to forfeiture upon retirement before vesting. Upon a voluntary termination for good reason or an involuntary termination without cause, the award vests at 33 percent, 67 percent, or 100 percent based on whether the termination occurs before May 1, 2026, after May 1, 2026 but before May 1, 2027, or after May 1, 2027. Other than the the July 15, 2026 RSUs granted to Mr. Hankinson, all of these RSUs are scheduled to vest at 33% of the award per year at each of the first three anniversaries of May 1, 2025.

[4] These amounts represent the full grant date fair value of the PSUs and RSUs, respectively, granted in Fiscal 2026. This represents the aggregate amount that we expected to expense for such grants in accordance with Topic 718 over the

grants' respective vesting schedules. We do not include any impact of estimated forfeitures related to service-based vesting terms in these calculations.

Employment Agreements

Each of our named executive officers is party to an executive employment agreement with us. We entered into executive employment agreements with Mr. Newlands and the rest of our named executive officers in the years set forth below:

	Year Agreement Signed
William A. Newlands	2015
Garth Hankinson	2020
James A. Sabia, Jr.	2018
James O. Bourdeau [1]	2017
Samuel J. Glaetzer	2024

[1] As noted above, we entered into a new employment agreement with Mr. Bourdeau in connection with his transition into the Executive Vice President and Senior Advisor role at the end of Fiscal 2026, which became effective March 1, 2026. The employment period under that new Employment Agreement runs until March 1, 2027, unless extended by mutual agreement.

The term of the agreements with each of our named executive officers expires at the end of our fiscal year, at which time they each automatically renew for an additional one-year period. Each agreement will continue to renew for successive one-year periods unless we provide at least 180 days' notice of a decision not to renew such agreement. These agreements provide for an initial minimum annual base salary level for each executive, which may be adjusted upward by the Human Resources Committee. The severance benefits provided under the employment agreements are summarized under the subheading "Potential Payments upon Termination or Change-in-Control." The employment agreements do not provide for any specific perquisites or other personal benefits for our named executive officers during their terms of employment.

Outstanding Equity Awards as of February 28, 2026

The following table presents information concerning outstanding NQSO, RSU, and PSU awards to each of our named executive officers as of February 28, 2026:

	Grant Date	Grant Type	Option Awards [1]		Option Exercise Price [3]	Option Expiration Date [4]	Stock Awards [2]			
			Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable			Number of Shares or Units of Stock That Have Not Vested [5]	Market Value of Shares or Units of Stock That Have Not Vested [6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [6]
William A. Newlands	4/23/2018	NQSO	19,558		$228.26	4/23/2028				
	4/23/2019	NQSO	50,579		$207.48	4/23/2029				
	4/21/2020	NQSO	51,208		$153.02	4/21/2030				
	4/20/2021	NQSO	51,634		$238.31	4/20/2031				
	4/21/2022	NQSO	49,803	16,601	$254.21	4/21/2032				
	4/21/2022	RSU					2,458	$388,020		
	4/24/2023	NQSO	20,296	10,147	$224.38	4/24/2033				
	4/24/2023	RSU					4,457	$703,582		
	4/24/2023	PSU					7,430	$1,172,900		
	4/25/2024	NQSO	8,801	17,601	$261.71	4/25/2034				
	4/25/2024	RSU					8,406	$1,326,971		
	4/25/2024	PSU							10,508	$1,658,793
	4/25/2025	RSU					28,325	$4,471,385		
	4/25/2025	PSU							56,650	$8,942,769
Garth Hankinson	4/20/2021	NQSO	14,064		$238.31	4/20/2031				
	4/21/2022	NQSO	15,285	5,095	$254.21	4/21/2032				
	4/21/2022	RSU					754	$119,026		
	4/24/2023	NQSO	6,229	3,114	$224.38	4/24/2033				
	4/24/2023	RSU					1,368	$215,952		
	4/24/2023	PSU					2,281	$360,079		
	4/25/2024	NQSO	1,841	3,680	$261.71	4/25/2034				
	4/25/2024	RSU					1,758	$277,518		
	4/25/2024	PSU							2,198	$346,976
	4/25/2025	RSU					6,744	$1,064,608		
	4/25/2025	PSU							13,488	$2,129,216
	7/15/2025	RSU					7,531	$1,188,844		
	7/15/2025	PSU							15,062	$2,377,687

	Grant Date	Grant Type	Option Awards [1]		Option Exercise Price [3]	Option Expiration Date [4]	Stock Awards [2]			
			Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable			Number of Shares or Units of Stock That Have Not Vested [5]	Market Value of Shares or Units of Stock That Have Not Vested [6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [6]
James A. Sabia, Jr.	4/23/2018	NQSO	5,714		$228.26	4/23/2028				
	5/21/2018	NQSO	3,503		$219.34	5/21/2028				
	4/23/2019	NQSO	10,011		$207.48	4/23/2029				
	4/20/2021	NQSO	9,835		$238.31	4/20/2031				
	4/21/2022	NQSO	8,218	2,739	$254.21	4/21/2032				
	4/21/2022	RSU					405	$63,933		
	4/24/2023	NQSO	3,755	1,877	$224.38	4/24/2033				
	4/24/2023	RSU					824	$130,077		
	4/24/2023	PSU					1,375	$217,058		
	4/25/2024	NQSO	1,801	3,600	$261.71	4/25/2034				
	4/25/2024	RSU					1,720	$271,519		
	4/25/2024	PSU							2,150	$339,399
	4/25/2025	RSU					6,070	$958,210		
	4/25/2025	PSU							12,140	$1,916,420
James O. Bourdeau	4/21/2020	NQSO	22,170		$153.02	4/21/2030				
	4/20/2021	NQSO	11,593		$238.31	4/20/2031				
	4/21/2022	NQSO	12,725	4,241	$254.21	4/21/2032				
	4/21/2022	RSU					628	$99,136		
	4/24/2023	NQSO	5,186	2,592	$224.38	4/24/2033				
	4/24/2023	RSU					1,139	$179,803		
	4/24/2023	PSU					1,899	$299,776		
	4/25/2024	NQSO	1,441	2,880	$261.71	4/25/2034				
	4/25/2024	RSU					1,376	$217,215		
	4/25/2024	PSU							1,720	$271,519
	4/25/2025	RSU					4,856	$766,568		
	4/25/2025	PSU							9,712	$1,533,136
Samuel J. Glaetzer	4/21/2017	NQSO	1,659		$172.09	4/21/2027				
	4/23/2018	NQSO	2,446		$228.26	4/23/2028				
	4/23/2019	NQSO	3,390		$207.48	4/23/2029				
	4/21/2020	NQSO	6,592		$153.02	4/21/2030				
	4/20/2021	NQSO	3,476		$238.31	4/20/2031				
	4/21/2022	NQSO	2,193	731	$254.21	4/21/2032				
	4/21/2022	RSU					101	$15,944		
	4/21/2022	RSU					246	$38,834		
	4/24/2023	NQSO	925	462	$224.38	4/24/2033				
	4/24/2023	RSU					318	$50,199		
	4/24/2023	PSU					192	$30,309		
	4/25/2024	NQSO	1,221	2,440	$261.71	4/25/2034				
	4/25/2024	RSU					1,166	$184,065		
	4/25/2024	PSU							1,457	$230,002
	4/25/2025	RSU					4,114	$649,436		
	4/25/2025	PSU							8,228	$1,298,872

(1)   NQSOs relate to Class 1 Stock, which are convertible to Class A Stock upon sale. Except as otherwise noted in these footnotes, the vesting schedule for all NQSO awards granted on or after April 24, 2023 set forth in the table is 33% of the award per year at each of the first three annual anniversaries of the grant date. The vesting schedule for all NQSO awards granted before April 2023 set forth in the table was 25% of the award per year at each of the first four year anniversaries of the grant date. In addition, all such NQSOs would vest (or continue to vest) upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

(2)   Unvested RSU awards, and PSU awards whose performance periods have been completed (but whose related service vesting periods extend beyond the end of Fiscal 2026), are reflected in the first two columns of this section, while PSUs with performance periods extending beyond the end of Fiscal 2026 are reflected in the final two columns.

(3)   The exercise price of an NQSO is the NYSE closing price for a share of Class A Stock on the grant date.

(4)   All NQSO awards set forth in the table were granted with ten-year terms. Vested options are generally exercisable for 90 days following termination of employment unless alternative treatment is provided as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

(5)   Except as otherwise noted in these footnotes, the vesting schedule for all RSU awards granted on or after April 24, 2023 set forth in the table is 33% of the award per year at each of the first three anniversaries of May 1 of the year of grant. The RSUs granted to Mr. Hankinson on July 15, 2025 are scheduled to cliff vest on May 1, 2028, subject to forfeiture upon retirement before vesting. Upon a voluntary termination for good reason or an involuntary termination without cause, the award vests at 33 percent, 67 percent, or 100 percent based on whether the termination occurs before May 1, 2026, after May 1, 2026 but before May 1, 2027, or after May 1, 2027. The vesting schedule for all RSU awards granted prior to April 2023 set forth in the table was 25% of the award per year at each of the first four year anniversaries of May 1 of the year of grant. In addition, all RSU awards would vest (or continue to vest) upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards."

The vesting of the April 24, 2023 PSU awards is based on two equally weighted metrics (i) a three-year performance goal related to the compound annual growth rate of our organic net sales and (ii) our Fiscal 2024 - 2026 TSR performance as compared to companies in the S&P 500 Food, Beverage, and Tobacco Index. In April 2026, the Human Resources Committee certified organic net sales performance under these PSU awards at below threshold performance and relative TSR performance at approximately the 33rd percentile performance, and the number of units associated with this performance level is included in this column. These PSU awards required continued service through May 1, 2026 and were paid out to each named executive officer on or immediately after such date. Therefore, those awards are reflected in the table as they had not vested as of the end of Fiscal 2026.

(6)   These amounts are based on the February 28, 2026 NYSE closing price of $157.86 for a share of Class A Stock.

(7)   The vesting of the April 25, 2024 PSU awards is based on two equally weighted metrics (i) a three-year performance goal related to the compound annual growth rate of our organic net sales and (ii) our Fiscal 2025 - 2027 TSR performance as compared to companies in the S&P 500 Food, Beverage, and Tobacco Index. Based on our Fiscal 2025 organic net sales and TSR performance as compared to companies in the S&P 500 Food, Beverage, and Tobacco Index, the amounts set forth in this column reflect a payout at the threshold level for these awards. The actual payout, if any, requires that the named executive officer remains employed with us until the May 1, 2027 service vesting date, and any actual payout of shares may be less than the amount reflected.

The vesting of the April 25, 2025 and June 15, 2025 PSU awards is based on a single operating metric related to enterprise cost savings measured over a two-fiscal-year performance period beginning March 1, 2025 and ending February 28, 2027, with a relative TSR modifier applied over a three-fiscal-year horizon (determined at the end of Fiscal 2028) based on our TSR performance as compared to companies in the S&P 500 Food, Beverage & Tobacco Index. Based on the Company's latest forecast, the amounts set forth in this column reflect a goal payout at the maximum level for these awards. The actual payout, if any, requires that the named executive officer remains employed with us until the May 1, 2028 service vesting date, and any actual payout of shares may be less than the amount reflected.

In addition, all PSU awards would either vest at the target level or based on actual performance on a pro-rated basis upon the occurrence of certain events, as set forth under the heading "Potential Payments upon Termination or Change-in-Control" and subheading "Outstanding Equity Awards." Further information concerning the Fiscal 2026 awards can be found in the CD&A under the heading "Long-Term Equity Incentive Awards" and in the Grants of Plan-Based Awards in Fiscal 2026 table.

Option Exercises and Stock Vested in Fiscal 2026

The following table presents information concerning NQSO exercises and shares of stock acquired upon vesting of RSU or PSU awards by each of the named executive officers in Fiscal 2026:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting [1]
William A. Newlands	—	$—	12,772	$2,468,718
Garth Hankinson	—	$—	3,452	$668,469
James A. Sabia, Jr.	—	$—	2,405	$464,458
James O. Bourdeau	—	$—	3,350	$651,829
Samuel J. Glaetzer	—	$—	1,913	$372,470

[1] These amounts reflect the value realized from the vesting of RSU and PSU awards on the vesting date, the value of which were based on the NYSE closing price for a share of Class A Stock on that date, plus accrued dividend equivalents paid out at the time of vesting.

Pension Benefits

We do not maintain any tax-qualified pension plans or nonqualified or supplemental defined benefit plans. We maintain the Constellation Brands, Inc. 401(k) and Profit Sharing Plan, a tax qualified, defined contribution plan described above under the subheading "Savings Plans and Health and Welfare Benefits."

Nonqualified Deferred Compensation

Effective December 31, 2018, the Company amended the 2005 SERP to freeze participation in and future contributions to the plan, to continue to credit participant balances resulting from investment gains and losses, and to distribute such amounts pursuant to the terms of the plan. Its predecessor plan, the SERP, was previously similarly frozen.

Effective January 1, 2019, certain employees, including each of the named executive officers, became eligible to participate in our NQSP, which is a nonqualified deferred compensation plan. The NQSP is designed to provide participants with the benefit of the company non-elective contributions that could not be made to their accounts under the 401(k) and Profit Sharing Plan due to Code limitations. The NQSP also provides participants with an elective deferral opportunity and, effective January 1, 2025, the NQSP was amended to implement a Company match on participant elective deferrals on compensation in excess of the annual compensation limit under the 401(k) and Profit Sharing Plan.

For service prior to January 1, 2019, the Company made non-elective contributions to the SERP, and for service on or after January 1, 2019, the Company makes non-elective contributions to the NQSP. Such contributions are made on behalf of each eligible participant, including our named executive officers, and are equal to the amount of the non-elective contributions that a participant would have otherwise received under the 401(k) and Profit Sharing Plan on the portion of their eligible compensation that exceeded the applicable Code limits. Participants did not make contributions under the SERP. Each year, participants may elect to defer a portion of their base salary and annual cash incentive bonus into the NQSP.

Participants may direct the investment of their accounts under the SERP and the NQSP into investment options that are similar to those offered under our 401(k) and Profit Sharing Plan. Company contributions to the NQSP are immediately vested. Accounts under the SERP are distributed in a single lump-sum payment six months following a participant's separation from service. Participants elect distribution of each year's account under the NQSP in a specified number of annual installments or a lump-sum payment commencing upon either separation from service or a specified date. See the following tables for additional information.

Fiscal 2026 Nonqualified Deferred Compensation Table

	Plan	Executive Contributions in Last FY [1]	Registrant Contributions in Last FY [2]	Aggregate Earnings (Losses) in Last FY [3]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE [4]
William A. Newlands	SERP			$9,293	$—	$84,474
	NQSP	$460,339	$222,405	$230,886	$—	$5,794,040
Garth Hankinson	SERP			$136	$—	$1,389
	NQSP	$—	$53,965	$15,167	$—	$116,541
James A. Sabia, Jr.	SERP			$7,286	$—	$77,488
	NQSP	$37,016	$86,106	$13,917	$—	$176,533
James O. Bourdeau	SERP			$2,474	$—	$19,893
	NQSP	$—	$40,242	$13,500	$—	$104,568
Samuel J. Glaetzer	SERP			$1,113	$—	$7,206
	NQSP	$—	$22,692	$5,714	$—	$35,689

[1] The SERP did not provide for elective deferrals. Amounts in this column consist of amounts withheld from a named executive officer's compensation otherwise payable during Fiscal 2026 and deferred into the NQSP. All of these amounts are reflected in the Summary Compensation Table.

[2] During Fiscal 2026, our named executive officers were eligible to receive a non-elective contribution on compensation that exceeded the IRS limits that apply to the 401(k) and Profit Sharing Plan. Effective January 1, 2025, our named executive officers were eligible to receive a match on elective deferrals on eligible compensation in excess of the limitation on eligible compensation under the Code. Such contributions are reported in the fiscal year in which they are accrued or earned, regardless of the fiscal year in which the contribution is actually made to the NQSP. All of these amounts are reflected in the Summary Compensation Table.

[3] Earnings are credited in accordance with the named executive officer's investment direction. These amounts represent the aggregate earnings during Fiscal 2026 on the accounts held for each named executive officer under the SERP and the NQSP. None of these amounts are reflected in the Summary Compensation Table.

[4] Mr. Glaetzer was not a named executive officer prior to Fiscal 2025. Of the amounts in this column, the following amounts have also been reported in the prior fiscal years covered by the Summary Compensation Table for Fiscal 2026:

	Previously Reported Aggregate Balance for	
	Fiscal 2025	Fiscal 2024
William A. Newlands	$1,077,528	$787,792
Garth Hankinson	$43,686	$13,337
James A. Sabia, Jr.	$53,578	$10,499
James O. Bourdeau	$32,136	$12,946
Samuel J. Glaetzer	$8,195	$—

Potential Payments upon Termination or Change-in-Control

In the event of specified terminations of employment, or a change-in-control of the company, our named executive officers would become entitled to certain payments and benefits under their respective employment agreements, the terms of their outstanding equity awards under the LTSIP, our AMIP, our SERP, and our NQSP. The following information describes and quantifies the compensation and benefits for our named executive officers that would have become payable if a named executive officer's employment had terminated on February 28, 2026, or if a change-in-control of the company occurred on February 28, 2026, based on the terms and conditions of their respective employment agreement, and our agreements, plans, and arrangements in effect on such date. These benefits are in addition to the benefits generally available to salaried employees, such as our 401(k) and Profit Sharing Plan, ESPP, life and disability insurance programs, and medical, dental, and vision benefits.

Employment Agreements

The employment agreements with our named executive officers in effect as of the end of Fiscal 2026 provide for specified post-termination payments and benefits in the event of the occurrence of certain termination events. In order to receive the payments and benefits set forth below, a terminating executive must execute a release in favor of us and agree not to compete with us without our consent for a two-year period. The employment agreements also prohibit the executives for a period of 12 months after termination from seeking to induce our employees to leave their employment with us. Finally, the agreements provide the executives with certain indemnification rights and prohibit the executives, whether during or after employment, from divulging our confidential information or trade secrets or using such information in connection with any outside business activity.

Under the employment agreement with each of our named executive officers, post-termination payments and benefits are triggered in the event that the executive's employment terminates upon the expiration of the employment agreement, or if (i) the executive voluntarily terminates the executive's employment for "good reason," or (ii) the executive's employment is involuntarily terminated by us for any reason other than "for cause." These triggering terminations are each referred to as a "qualifying termination." Under the employment agreements with our named executive officers, a qualifying termination results in:

- a lump-sum payment equal to two times base salary and two times the average annual short-term incentive paid to the executive over the prior three completed fiscal years;

- payments equal to the total monthly cost of the executive's medical and dental coverage in effect at the time of termination extending for 24 months; and

- outplacement services for a period of up to 18 months.

Each of our named executive officers' agreements defines a "for cause" termination to mean that we terminate the executive for (i) any intentional, non-incidental misappropriation of our funds or property; (ii) unreasonable (and persistent) neglect or refusal to perform the executive's duties (and which is not remedied within 30 days after written notice); (iii) the material breach of any restrictive covenant, or divulging our confidential information or trade secrets or using such information in connection with any outside business activity; or (iv) a conviction of a felony.

The agreements with each of our named executive officers define a "good reason" termination as the executive's ability to terminate the executive's employment for the occurrence of any of the following events without the executive's consent: (i) a material reduction of the executive's employment band or duties and responsibilities; (ii) a material reduction of the executive's base salary; or (iii) a material breach of the executive's employment agreement by us.

The following table presents information concerning the post-termination payments each named executive officer would have received under the executive's respective employment agreement in connection with a qualifying termination as of February 28, 2026.

	Severance Pay	Medical and Dental	Outplacement Services and Relocation Services	Total
William A. Newlands	$6,902,283	$58,362	$65,000	$7,025,645
Garth Hankinson	$3,055,855	$58,362	$65,000	$3,179,217
James A. Sabia, Jr.	$3,123,887	$58,362	$65,000	$3,247,249
James O. Bourdeau	$2,450,572	$58,362	$65,000	$2,573,934
Samuel J. Glaetzer	$1,602,984	$19,454	$65,000	$1,687,438

None of the employment agreements with our named executive officers provides for an excise tax gross-up. Our executive employment agreements provide for a "best net" approach under which the severance payment is either reduced to an amount $1 below that which would subject the executive to the excise tax or, if it would provide a greater net payment to the executive after the payment of any excise tax, paid in full without any gross-up payment from us.

These payments would be made pursuant to the terms of the employment agreements and in accordance with Section 409A of the Code. Generally, severance pay and six months' worth of medical and dental payments would be paid on the first business day of the seventh month following the officer's separation from service with monthly medical and dental payments continuing thereafter until fully paid.

Outstanding Equity Awards

The unvested equity awards held by each of the named executive officers are described above in the Outstanding Equity Awards as of February 28, 2026 table. We made each of those awards pursuant to our LTSIP. The following chart summarizes the various vesting provisions in our outstanding awards under our LTSIP that were not fully vested as of February 28, 2026:

	Potential Equity Vesting Triggers [1]			
Equity Type	Qualifying Termination following a Change-in-Control [2]	Death or Disability	Retirement	Other Voluntary or Involuntary Termination
NQSO	Yes	Yes	Yes [3]	No
RSU	Yes	Yes	Yes [3]	No
PSU	Yes	Yes [4]	Yes [5]	No

[1] As defined in the LTSIP and the applicable award agreements issued thereunder.

[2] In the event of a change-in-control of the Company in which the outstanding equity awards are assumed or replaced by the acquirer, if the executive is involuntarily terminated by the company without cause, or voluntarily terminates employment for good reason, in each case within 24 months following the occurrence of the change-in-control: (i) outstanding NQSOs shall become fully vested and exercisable and shall be exercisable for 90 days following such termination; (ii) outstanding RSUs shall become fully vested and shall be delivered within 30 days following such termination; and (iii) outstanding PSUs shall become vested at target and shall be delivered within 30 days following such termination.

[3] Continue to vest on vesting schedule upon continuous service through the first November 1 following the grant date, based on compliance with restrictive covenants through each such vesting date.

[4] Vest at target level.

[5] For PSUs, if the participant is continuously employed by the Company through November 1 in the year of grant then the PSUs vest at the end of the performance period based upon the Company's actual performance during the full performance period. PSUs granted prior to April 2024 were pro-rated for the portion of the performance period during which the executive officer served prior to retirement (PSUs granted starting in April 2024 are not pro-rated).

The value of accelerated or continued vesting of outstanding equity awards under the LTSIP that would become payable upon a qualifying termination following a change in control, death, disability, or other voluntary or involuntary termination of employment as of February 28, 2026 (based on the NYSE closing price of $157.86 for a share of Class A Stock on such date) as follows:

	Qualifying Termination Following a Change-in-Control	Death or Disability	Retirement	Other Voluntary or Involuntary Termination [1]
William A. Newlands	$18,196,680	$18,196,680	$18,664,338	$—
Garth Hankinson	$6,892,799	$6,892,799	$3,193,824	$1,176,955
James A. Sabia, Jr.	$3,711,446	$3,711,446	$3,896,475	$—
James O. Bourdeau	$3,471,026	$3,471,026	$3,366,977	$—
Samuel J. Glaetzer	$2,138,372	$2,138,372	$—	$—

[1] The July 15, 2025 RSU and PSU grants to Mr. Hankinson both included special vesting provisions, including cliff-vesting on May 1, 2028, forfeiture in the event of retirement before vesting, and a provision for voluntary terminations for good reason or involuntary terminations without cause under which he will vest in 33%, 67%, or 100% of each award, depending on whether the termination occurs before the first, after the first but before the second, or after the second May 1 following the grant date and, in the case of PSUs, based on actual performance.

As of February 28, 2026, each of our named executive officers other than Mr. Glaetzer would have been eligible for the retirement treatment set forth above.

AMIP Payments. Our AMIP is described in the CD&A under the heading "Short-Term Cash Incentives: Fiscal 2026 AMIP." The Fiscal 2026 award program provides that in the event a named executive officer's employment terminates for any reason other than retirement (defined as attained age 60 with at least five years of service or attained age 55 with at least ten years of service), disability, death, or involuntary termination without cause prior to the end of the performance period, the named executive officer forfeits all rights to a short-term cash incentive payment for such period. In the event of a named executive officer's retirement, disability, death, or involuntary termination without cause prior to the end of the performance period, the named executive officer will become entitled to a pro-rated portion of the short-term cash incentive payment that would have been payable had the individual not terminated employment. Such short-term incentive, if any, will be paid at the same time short-term incentives are paid to similarly situated participants who do not terminate employment. Actual payouts under the plan to the named executive officers for Fiscal 2026 are set forth above in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

NQSP. This plan is described under the heading "Nonqualified Deferred Compensation." In the event of any termination of employment as of February 28, 2026, each named executive officer (or, in the case of death, the named executive officer's beneficiary) would be entitled to receive the value of the executive's respective vested plan account balance set forth in the table under the heading "Nonqualified Deferred Compensation." In the event of a change-in-control (as defined by the plan), we would make lump sum payments of account balances to participants within 90 days of the change-in-control event.

Supplemental Executive Retirement Plans. Our supplemental executive retirement plans are described under the heading "Nonqualified Deferred Compensation." In the event of any termination of employment as of February 28, 2026, each named executive officer (or, in the case of death, the named executive officer's beneficiary) would be entitled to receive the value of the executive's respective vested plan account balance set forth in the table under the heading "Nonqualified Deferred Compensation." In the event of a change-in-control (as defined by the plans), we would make lump sum payments of account balances to participants within 90 days of the change-in-control event.

CEO PAY RATIO

For Fiscal 2026, the annual total compensation of our CEO is $14,209,126, and the annual total compensation of our median employee is $48,558. The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee is approximately 293 to 1. This pay ratio is a reasonable estimate, calculated in a manner consistent with the applicable SEC requirements. We re-identified our median employee this year based on the information available in our human resources information system, and we include all U.S. and non-U.S. employees, full and part-time employees, and temporary and seasonal employees in the universe of possible employees when identifying our median employee, which for Fiscal 2026 was 8,292 total employees. We do not include employees of our equally-owned joint venture with Owens-Illinois.

We determined our median employee as of the last day of our 2026 fiscal year, the same date that we use for determining the compensation of our CEO under the SEC executive compensation disclosure rules. For purposes of identifying our median employee, we calculate compensation as the sum of: (i) base salary (not including overtime); (ii) target short-term incentive as of the determination date; and (iii) target equity award percentage of base salary (multiplied by base salary to provide a dollar value). We do not make cost of living adjustments for the compensation of employees based outside of the U.S. We convert the compensation paid to non-U.S. employees in local currency to U.S. dollars using the applicable exchange rate in effect as of the determination date.

Once we identify our median employee, we calculate their compensation under the Summary Compensation Table rules in a manner that is consistent with the calculation of our CEO's compensation, without any adjustments or estimates. The SEC requirements for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the Company is providing the following information regarding the relationship between the executive "Compensation Actually Paid" (as defined in Item 402(v)) by the Company and the financial performance of the Company over the applicable time period of the disclosure, calculated in a manner consistent with Item 402(v). Additional information regarding our compensation philosophy, the structure of our compensation programs, and compensation decisions made this year is described under the heading above entitled "Compensation Discussion and Analysis."

The following table provides information regarding CAP for our PEO and our other named executive officers for each of Fiscal 2022 through Fiscal 2026 as compared to our TSR for each such fiscal year, the TSR of the S&P 500 Food, Beverage, and Tobacco Index, our Net Income (Loss) and Net Sales, our CSM for each such year.

					Value of Initial $100 Investment Based On:			
Fiscal Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO [5][6]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to Non-PEO NEOs [6][7]	Total Shareholder Return [8]	Peer Group Total Shareholder Return [9]	Net Income (Loss) (in millions) [10]	Net Sales (in millions) [11]
2026 [1]	$ 14,209,126	$ 10,903,642	$ 4,005,952	$ 3,329,617	$ 80.28	$ 166.86	$ 1,756.8	$ 9,139.0
2025 [1]	$ 15,006,800	$ (853,514)	$ 3,433,714	$ 413,253	$ 86.97	$ 143.82	$ (31.1)	$ 10,208.7
2024 [2]	$ 14,629,014	$ 19,419,251	$ 5,257,024	$ 6,461,318	$ 120.92	$ 126.43	$ 1,765.2	$ 9,961.8
2023 [3]	$ 16,068,340	$ 15,728,089	$ 10,422,191	$ 10,723,561	$ 107.27	$ 128.79	$ (38.5)	$ 9,452.6
2022 [4]	$ 12,040,281	$ 4,988,292	$ 6,743,095	$ 5,740,281	$ 102.03	$ 124.61	$ 1.0	$ 8,820.7

[1] For each of Fiscal 2026 and Fiscal 2025, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, James A. Sabia, Jr., James O. Bourdeau, and Samuel Glaetzer.

[2] For Fiscal 2024, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, James O. Bourdeau, Robert Hanson, and James A. Sabia, Jr.

[3] For Fiscal 2023, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, James O. Bourdeau, Robert Hanson, James A. Sabia, Jr., Robert Sands, and Richard Sands.

[4] For Fiscal 2022, the Company PEO was William A. Newlands, and the Company's other named executive officers were Garth Hankinson, Robert Sands, Richard Sands, and Robert Hanson.

[5] The amounts deducted and added to the Summary Compensation Table Total to calculate the CAP for Fiscal 2026 are as follows:

	Fiscal 2026
Summary Compensation Table Total	$ 14,209,126
Decreased by the full grant date fair value of RSUs and PSUs granted during the reported fiscal year;	(10,767,749)
Decreased by the grant date fair value of NQSOs granted during the reported fiscal year;	—
Increased by the fair value as of the end of the fiscal year of all awards granted during the fiscal year that were outstanding and unvested as of the end of such fiscal year;	8,685,088
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the end of the reported fiscal year of any awards granted in any prior fiscal year that are outstanding and unvested as of the end of the reported fiscal year;	(1,690,713)
Increased by the fair value as of the vesting date, for awards that are granted and vest in the same year;	—
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the vesting date of any awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the reported fiscal year;	367,612
Decreased by the fair value at the end of the prior fiscal year, of any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the reported fiscal year; and	—

	Fiscal 2026
Increased by the dollar value of any dividend equivalents paid on RSUs and PSUs in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year.	100,278
Compensation Actually Paid	$ 10,903,642

(6) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to: (1) for RSU awards, closing price of our Class A Stock on applicable year-end dates or, in the case of vesting dates, the actual vesting price; (2) for PSU awards, the same valuation methodology as RSU awards above except year-end and vesting date values are multiplied by the probability of achievement or actual results, as applicable, as of each such date and, for PSU awards with market-based conditions, the probability is determined based on the outcome of a Monte Carlo simulation; and (3) for NQSOs, the fair value calculated based on the outcome of a Monte Carlo simulation as of the applicable year-end or vesting date(s), determined based on the same methodology as used to determine grant date fair values (but using a Monte Carlo simulation instead of a Black-Scholes pricing model as was used on the grant date), the closing price of our Class A Stock on the applicable revaluation date as the current market price as of the revaluation date, and in all cases determined using assumptions and inputs consistent with those found in Note 19 of our financial statements in our 2026 Form 10-K.

(7) The amounts deducted and added to the Average Summary Compensation Table Total to calculate the Average CAP for Fiscal 2026 are as follows:

	Fiscal 2026
Summary Compensation Table Total	$ 4,005,952
Decreased by the full grant date fair value of RSUs and PSUs granted during the reported fiscal year;	(2,704,445)
Decreased by the grant date fair value of NQSOs granted during the reported fiscal year;	—
Increased by the fair value as of the end of the fiscal year of all awards granted during the fiscal year that were outstanding and unvested as of the end of such fiscal year;	2,247,162
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the end of the reported fiscal year of any awards granted in any prior fiscal year that are outstanding and unvested as of the end of the reported fiscal year;	(316,405)
Increased by the fair value as of the vesting date, for awards that are granted and vest in the same year;	—
Increased (or if negative, decreased) by the change in fair value from the end of the prior fiscal year through the vesting date of any awards granted in any prior fiscal year for which all applicable vesting conditions were satisfied at the end of or during the reported fiscal year;	73,570
Decreased by the fair value at the end of the prior fiscal year, of any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the reported fiscal year; and	—
Increased by the dollar value of any dividend equivalents paid on RSUs and PSUs in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year.	23,783
Compensation Actually Paid	$ 3,329,617

(8) TSR is determined based on the value of an initial fixed investment of $100.

(9) The S&P 500 Food, Beverage, and Tobacco Index is the peer group index selected by the Company for this purpose and for purposes of the Stock Performance Graph in our Annual Report.

(10) Net income (loss) as reported in our 2026 Form 10-K in accordance with GAAP.

(11) Net Sales was selected as our CSM because management believes it is the most important annual financial performance measure used to link executive pay and Company performance in Fiscal 2026. Net Sales is one of the three performance metrics used under our AMIP, is also discussed under the heading above entitled "Compensation Discussion and Analysis," and is defined as GAAP net sales as reported in our 2026 Form 10-K.

Relationship Between Compensation Actually Paid and Cumulative Total Shareholder Return


Pay Versus TSR Fiscal 2022 - Fiscal 2026
Indexed Total Shareholder Return ($)
Compensation Actually Paid ($ millions)
200
150
100
50
0
(50)
20
15
10
5
0
(5)
2022
2023
2024
2025
2026
CAP to PEO
Average CAP to Other NEOs
Company TSR
Peer Group TSR

Relationship Between Compensation Actually Paid and Net Income (Loss)


Pay Versus Net Income (Loss) Fiscal 2022 - Fiscal 2026
Annual Net Income (Loss) ($ millions)
Compensation Actually Paid ($ millions)
2,000
1,500
1,000
500
0
(500)
20
15
10
5
0
(5)
2022
2023
2024
2025
2026
Net Income (Loss)
CAP to PEO
Average CAP to Other NEOs

Relationship Between Compensation Actually Paid and Company-Selected Measure (Net Sales)


Pay Versus Net Sales Fiscal 2022 - Fiscal 2026
Annual Net Sales ($ millions)
Compensation Actually Paid ($ millions)
10,000
8,000
6,000
4,000
2,000
0
-2,000
50
40
30
20
10
0
(10)
2022
2023
2024
2025
2026
Net Sales
CAP to PEO
Average CAP to Other NEOs

Company-Selected Financial Performance Measures

Below is a tabular list of the most important financial performance measures used by the Company and the Human Resources Committee to link named executive officer compensation to Company performance.

- Net Sales
- Comparable EBIT
- Free Cash Flow

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act added by the Dodd-Frank Act and related SEC rules, we are seeking stockholder support for an advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement. This is often referred to as a "say-on-pay" vote.

As described above in the CD&A, we have designed the elements of our executive compensation program to operate together in a manner that seeks to reward our named executive officers for their respective abilities and day-to-day service, assistance with the achievement of annual goals and financial targets, and contributions toward enhancing long-term stockholder value. We believe the overall design of our executive compensation program has provided the intended results, and we continue to periodically review the program elements in an effort to maintain or improve the alignment of the executive compensation program with our strategic priorities and with our performance. We believe our compensation is market competitive and has resulted in the attraction, motivation, and retention of executives who can contribute to our future success. In addition, we believe the program creates a strong linkage between pay and performance through our incentive bonuses and equity awards such that executives will generally receive higher compensation in more successful periods and lower compensation during less successful periods.

We conduct a say-on-pay vote every year, and last conducted a say-on-pay vote at the 2025 Annual Meeting of Stockholders. At that meeting, stockholders approved our executive compensation as disclosed in the 2025 Proxy Statement with approximately 95% of the vote being cast in favor of approval.

This proposal gives you, as a stockholder, the opportunity to express your views on our named executive officers' compensation. This vote is not intended to address specific items of compensation, but rather the overall compensation of our named executive officers and our executive compensation policies and programs as described in this Proxy Statement. This vote is advisory, which means that the vote is not binding on the Company, the Board, or the Human Resources Committee. Even though it is not binding, we will describe in our next Proxy Statement how we considered the results of this vote and how that consideration affected our executive compensation decisions and policies.

For the reasons stated above, we believe the compensation of our named executive officers is deserving of stockholder support. Accordingly, we ask you to vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the executive compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

VOTE REQUIRED

The adoption of the foregoing resolution requires the affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

The Board recommends that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement and, accordingly, recommends that you vote "FOR" Proposal 3.

PROPOSAL 4 – PROPOSED AMENDMENT AND RESTATEMENT OF THE COMPANY'S LONG-TERM STOCK INCENTIVE PLAN

In July 2017, stockholders approved the Company's Long-Term Stock Incentive Plan (referred to for purposes of this proposal as the "Plan"), under which key employees, non-employee directors, and consultants who provide services to the Company and its subsidiaries may be granted equity-based incentive awards. At the 2026 Annual Meeting, we are asking stockholders to approve an amendment and restatement of the Plan (referred to for purposes of this proposal as the "the Amended and Restated Plan"), primarily to extend its term until the 10th anniversary of the date of stockholder approval.

The Amended and Restated Plan provides for a decrease, not an increase, in the number of shares of our Class A Stock available for issuance under the Plan. Therefore, we are not requesting stockholder approval of the authorization of additional shares of our Class A Stock for issuance under the Amended and Restated Plan. If the Amended and Restated Plan is not approved by our stockholders, the Plan will remain in full force and effect without any decrease in the shares of Class A Stock available for issuance thereunder until its expiration in July 2027.

The Amended and Restated Plan was approved by the Human Resources Committee (referred to for purposes of this proposal as the "Committee") on April 7, 2026 and the Board of Directors on April 8, 2026, subject to stockholder approval at the 2026 Annual Meeting. The Board believes that the approval of the Amended and Restated Plan is in the best interests of stockholders and the Company, as equity awards granted under the Amended and Restated Plan would continue to help to attract, retain, and motivate talented employees, non-employee directors, and consultants, align employee and stockholder interests, tie compensation to Company performance, and reinforce a corporate culture that encourages employee stock ownership.

Highlights

The Amended and Restated Plan continues a number of stockholder-friendly provisions from the Plan:

- No automatic single-trigger vesting of awards upon a change of control

- No provision of any excise tax gross-ups

- No recycling of shares that are withheld or tendered to pay the exercise price or purchase price of a stock option or a SAR, or shares that are withheld to satisfy any tax withholding obligation for any award

- No repricing of stock options or SARs without stockholder approval

- No discounted stock options or SARs may be granted (except with respect to conversion awards granted as a result of a merger, consolidation or acquisition as necessary to preserve the value of the award)

- Retains limits on the maximum number or amount of awards that may be granted to certain individuals during any fiscal year

- Provides $750,000 limit with respect to cash compensation and equity compensation granted to any non-employee director in any fiscal year (subject to the new exception set forth below)

- Stock options and SARs are not eligible for dividends or dividend equivalent rights. Dividends or dividend equivalent rights on all other awards are subject to the same vesting requirement(s) as the underlying award

Material Changes in the Amended and Restated Plan

The following summary highlights the proposed material changes to the Amended and Restated Plan.

- Term of the Plan: The Amended and Restated Plan extends the term of the Plan through July 22, 2036.

- Reduction of Share Reserve: The Amended and Restated Plan would establish a reserve of 6,000,000 shares of Class A Stock for future grants under the Amended and Restated Plan. The ongoing reserve represents a reduction of 2,697,534 shares from the 8,697,534 shares available for future issuances under the Plan (if maximum performance was assumed for all outstanding PSUs) as of February 28, 2026.

Other Changes in the Amended and Restated Plan

In addition to the changes noted above, the changes from the Plan to the Amended and Restated Plan include the following, as well as other administrative and clarifying changes:

- Revise and refine the scope of the non-competition and for cause forfeiture provisions.

- Provide the ability, but not the requirement, to use fractional shares when settling equity awards.

- Supplement existing share accounting provisions to prohibit shares that are reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of stock options from again being available for issuance under the Amended and Restated Plan.

- Insert a new exception for compensation to a non-executive Board chair, lead independent director, or members of a special committee from the $750,000 limit with respect to cash compensation and equity compensation granted to any non-employee director in any fiscal year.

- Remove language previously necessary for the "performance-based compensation" deduction limit exception under Section 162(m) of the Code.

- Revise the change in control definition to remove exceptions for certain permitted transfers amongst Sands family stockholders, as appropriate following the completion of the Class B Stock Reclassification in November 2022.

Reduction in Share Reserve

As of February 28, 2026 and assuming target performance for PSUs, there were approximately 2,594,714 shares of Class A Stock subject to outstanding equity awards under the Plan (2,774,353 shares would be subject to outstanding equity awards if maximum performance was assumed for all outstanding PSUs). As of such date, approximately 8,697,534 shares of Class A Stock remained available for future grants under the Plan (assuming maximum performance for outstanding PSUs). The Amended and Restated Plan reduces the shares of Class A Stock available for future grants to 6,000,000 shares. For the avoidance of doubt, the maximum number of awards that may be granted under the Plan after February 28, 2026 and prior to stockholder approval of the Amended and Restated Plan is 6,000,000.

The following table sets forth certain information as of February 28, 2026 unless otherwise noted, with respect to the Company's outstanding equity awards.

Shares requested for approval under the Amended and Restated Plan*	6,000,000
Shares subject to outstanding stock options/SARs	2,003,214
Weighted - average exercise price of outstanding stock options/SARs	$214.93
Weighted - average remaining term of outstanding stock options/SARs	4.5 years
Shares subject to outstanding full-value stock awards	591,500
Total outstanding stock options/SARs and full-value stock awards (at target)	2,594,714
Shares of common stock outstanding as of the Record Date	171,466,896

* Note: The proposed share reserve is subject to reduction on a share-for-share basis for any awards granted under the Plan after February 28, 2026.

Dilution

Our Board recognizes the impact of dilution on our stockholders and has evaluated this share request carefully in the context of the need to motivate, retain, and ensure that our leadership team and key employees are focused on our strategic priorities. Our potential dilution, or "overhang," from outstanding awards and shares available for future awards under our equity compensation plans is approximately 5.1%. For this purpose, dilution is calculated as a percentage, where the numerator is the sum of the 6,000,000 shares reserved under the Amended and Restated Plan for granting of equity awards (calculated on the assumption that stockholders approve this proposal) plus the 2,774,353 shares subject to outstanding awards (if maximum performance was assumed for all outstanding PSUs), and the denominator is 172,772,446, which is the number of our shares of common stock outstanding as of February 28, 2026. Our Board believes that the proposed share reserve represents a reasonable amount of potential equity dilution to accommodate our long-term strategic and growth priorities.

We expect that the share reserve under the Amended and Restated Plan, if this proposal is approved by our stockholders, will be sufficient for awards for the term of the Plan. However, expectations regarding future share usage could be impacted by a number of factors such as award type mix; hiring and promotion activity at the executive level; the rate at which shares are returned to the Amended and Restated Plan's reserve under permitted addbacks; the future performance of our stock price; the consequences of acquiring other companies; and other factors. Accordingly, future share usage and the life of the share reserve may differ from current expectations.

Burn Rate Calculation

The following table sets forth information regarding the "burn rate" for each of the last three fiscal years and the average burn rate over such period.

Fiscal Year	Stock Options Granted	RSUs Granted	PSUs Earned*	Total	Weighted Average Shares of Class A Stock Outstanding	Burn Rate
Fiscal 2026 (ended Feb. 28, 2026)	0	327,972	0	327,972	175,414,000	0.19%
Fiscal 2025 (ended Feb. 28, 2025)	124,418	171,601	14,485	310,504	181,476,000	0.17%
Fiscal 2024 (ended Feb. 29, 2024)	151,848	192,300	21,848	365,996	183,307,000	0.20%
					Three-Year Average	0.19%

* For purposes of the foregoing table, we calculate the share usage rate based on the applicable number of performance-based awards earned during each applicable year. For reference, the target number of PSUs granted during the foregoing three-year period was as follows: 83,741 in Fiscal 2026, 57,804 in Fiscal 2025, and 67,734 in Fiscal 2024.

Summary of the Amended and Restated Plan

The following is a summary of the material terms under the Amended and Restated Plan. It is qualified by reference to the full text of the Amended and Restated Plan, which is attached as Appendix 1 to this proxy statement.

Types of Awards

Awards under the Amended and Restated Plan may consist of any combination of stock options, SARs, restricted stock, restricted stock units, performance share units, other stock-based awards, or cash incentive awards. As used in this proposal, the phrase "other stock-based awards" means all awards other than stock options, SARs, restricted stock, restricted stock units and performance share units.

Share Reserve

The Amended and Restated Plan authorizes an aggregate of 6,000,000 shares to be available for issuance pursuant to awards granted under the Plan (the "Share Reserve"), subject to adjustment as provided in the Amended and Restated Plan, including forfeitures of outstanding equity awards. The Share Reserve is reduced by one share for each share that becomes subject to an award granted under the Plan after February 28, 2026. Awards may be granted in shares of Class A Stock, Class 1 Stock, or a combination thereof.

The Share Reserve will be increased by the number of shares subject to any awards under the Amended and Restated Plan that, after February 28, 2026 (i) are settled or paid in cash, (ii) expire, are forfeited, cancelled, or terminate for any reason without the issuance of shares, or (iii) consist of shares of restricted stock that are returned to the Company upon a participant's termination of employment or service. Shares used to pay the exercise price of a stock option, shares withheld to satisfy tax withholding obligations with respect to any award, and shares reacquired by the Company using the proceeds of an option exercise will not be available for future issuance under the Amended and

Restated Plan. All shares delivered upon the exercise of SARs settled in shares will be treated as issued for purposes of the Amended and Restated Plan. Dividend equivalents paid in cash do not reduce the number of shares available for issuance. Awards granted as substitute awards in connection with mergers or acquisitions will not be counted against the Share Reserve to the maximum extent permitted by applicable law. Subject to adjustment as provided in the Amended and Restated Plan, no more than 6,000,000 shares of Common Stock may be issued pursuant to incentive stock options granted under the Amended and Restated Plan.

Administration

The Amended and Restated Plan is administered by the Human Resources Committee. Among other things, the Committee is charged with responsibility for selecting the participants, for determining the number and type of awards to be granted, and for setting forth the other terms and conditions of awards consistent with the terms of the plan. The Committee shall have the authority to accelerate the vesting of equity awards in its sole discretion. Our Board may act in lieu of the Committee in its discretion, including with respect to grants of awards to non-employee directors.

Eligibility

The persons who are eligible to participate in the Amended and Restated Plan include non-employee directors and employees (including officers) of the Company and its subsidiaries and consultants. Approximately 8,200 employees, 11 non-employee directors, and 700 consultants are eligible to participate in the Amended and Restated Plan. However, only non-employee directors, employees, and consultants selected by the Committee will be granted awards under the Amended and Restated Plan.

Maximum Amount of Compensation

In any single fiscal year: (a) the maximum number of shares as to which a participant may receive stock options or SARs is 1,000,000 shares; (b) the maximum number of shares issuable as stock awards and stock unit awards to a participant may not exceed 1,000,000 shares; (c) the maximum amount that may be earned by an executive officer under cash incentive award opportunity shall not exceed $10,000,000. With the exception of a non-executive chair of the Board, lead independent director, or members of a special committee established by the Board for a limited purpose, no non-employee director will be granted cash compensation and equity compensation (under the Amended and Restated Plan or any other plan, program or policy of the Company) that, in the aggregate, exceeds $750,000 for a fiscal year.

No Automatic Single Trigger Vesting

There is no automatic single trigger vesting for awards granted under the Amended and Restated Plan. Instead, the following rules apply:

- If a buyer fails to assume or replace an award with a new award of equivalent value and substantially equivalent terms, the award will become vested on the date of the change of control; provided, however, that with respect to awards subject to performance goals, vesting will be based upon the extent to which performance metrics are actually met, or if achievement cannot be determined at the change of control, at target.

- Time-based equity awards that are assumed or replaced by a buyer remain subject to the same vesting schedule after a change in control but will immediately vest upon termination of employment by the Company without cause (as defined under the Amended and Restated Plan) or by the participant for good reason (as defined under the Amended and Restated Plan) during the two-year period following a change of control.

- The number of performance-based awards that are assumed or replaced by a buyer will either be based on results attained at the time of the change of control or, if not determinable, at target, and will become solely time based upon the change of control and vest in accordance with the original vesting schedule set forth in the award agreement but will immediate vest upon termination of employment by the Company without cause (as defined under the Amended and Restated Plan) or by the participant for good reason (as defined under the Amended and Restated Plan) during the two-year period following a change in control.

- Any continuing employment condition in order to receive payment with respect to a cash incentive award that is assumed or replaced on a change in control shall be waived in the case of a participant whose employment is terminated by the Company without cause (as defined in the Amended and Restated Plan) or by the participant for good reason (as defined in the Amended and Restated Plan) during the two-year period following a change in control.

Amendment and Termination

The Amended and Restated Plan may be amended, modified, or terminated by the Committee at any time. No amendment, modification or termination of the Amended and Restated Plan will be effective without stockholder approval if such approval is required under any applicable law, rule or regulation. Awards previously granted pursuant to the Plan will not be subject to the Amended and Restated Plan and will remain outstanding until they are exercised, expire, or otherwise terminate.

Prohibition on Repricings

Outside of routine, equitable adjustments made in connection with corporate transactions (including, without limitation, stock dividends or splits, extraordinary cash dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, spin-offs, combinations, or share exchanges), the Amended and Restated Plan: (a) prohibits reducing the exercise price of outstanding stock options or the reference amount of outstanding SARs; (b) prohibits cancelling outstanding stock options or SARs in exchange for cash, other awards (including full-value awards), or replacement stock options or SARs with a lower exercise price; and (c) prohibits repurchasing stock options or SARs for value when the current fair market value of the underlying stock is below the award's exercise price. The Amended and Restated Plan also clarifies that the prohibition on repricings includes any of the foregoing actions as well as any other action that would be treated as a repricing under applicable stock exchange rules, unless first approved by stockholders.

Types of Awards

Stock Options

Under the Amended and Restated Plan, the Committee may grant awards in the form of stock options to purchase shares of Class A Stock and Class 1 Stock. The Committee will, with regard to each stock option, determine the class and number of shares subject to the option, the manner and period during which the option may be exercised and the exercise price per share of stock subject to the stock option. The exercise price of stock options granted to participants must be equal to or greater than the fair market value of the shares subject to the stock option on the date the stock option is granted. For purposes of the Amended and Restated Plan, the fair market value of a share of Class A Stock is the closing price of the Class A Stock on the NYSE or other national stock exchange on which the Class A Stock is actively traded. The fair market value of a share of Class 1 Stock is equal to the fair market value of a share of Class A Stock unless the Committee determines that such value is not a reasonable proxy for the fair market value of a share of Class 1 Stock, in which case the Committee will determine the fair market value of a share of Class 1 Stock or establish a methodology for doing so. Upon exercise, the exercise price may be paid in a manner determined by the Committee, which may include payment in cash, by delivery of shares of Class A Stock or Class 1 Stock, through a cashless exercise arrangement, or through another method that the Committee deems appropriate. The Plan contains provisions to facilitate the amendment of stock options to purchase shares of Class A Stock so that they represent the right to purchase shares of Class 1 Stock on the same terms. The market value of the Class A Stock as of February 28, 2026 was $157.86 per share. No trading market exists for the Class 1 Stock.

Stock Appreciation Rights

The Amended and Restated Plan authorizes the Committee to grant stock appreciation rights ("SARs") either in tandem with a stock option or independent of a stock option. SARs may be granted with respect to Class A Stock or Class 1 Stock. A SAR is a right to receive a payment equal to the difference between the fair market value of the underlying share on the date the SAR is exercised and the SAR's reference price. A tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. The reference price of a SAR will be fixed by the Committee, but the reference price of a SAR must equal or exceed the fair market value of the underlying share on the date of the grant, unless the SAR is granted pursuant to an assumption or substitution for another SAR in a manner satisfying the applicable provisions of Section 409A of the Code. Upon the exercise of a stock option as to some or all of the shares covered by a tandem SAR, the related tandem SAR will automatically expire in accordance with the terms and conditions specified in the grant, and vice versa.

Restricted Stock Awards

The Amended and Restated Plan authorizes the Committee to grant awards in the form of restricted shares of Class A Stock and Class 1 Stock. Such awards will be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate, including restrictions on transferability and continued service.

Restricted Stock Units and Performance Share Units

The Amended and Restated Plan authorizes the Committee to grant awards in the form of restricted stock units and performance share units relating to shares of Class A Stock and Class 1 Stock. Restricted stock units and performance share units are subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate, including restrictions on transferability and continued service. The holder of a restricted stock unit or a performance share unit may receive a payout that is calculated based on the satisfaction of performance goals, service requirements, and/or other terms specified in the award agreement. The Committee will specify in the award agreement whether any earned restricted stock units and performance share units will be paid in the form of shares or cash (or in a combination thereof). The Committee may or may not grant to the holder of restricted stock units or performance share units the right to receive payments corresponding to dividends paid on shares underlying the award; provided, no dividends may be paid to a participant on any restricted stock units or performance share units that do not fully vest.

Other Stock-Based Awards

The Committee may make other stock-based awards under the Amended and Restated Plan. The other stock-based awards will be subject to such terms, conditions, and limitations as the Committee deems appropriate.

Cash Incentive Awards

The Committee may make cash incentive awards under the Amended and Restated Plan. The Committee will select the applicable performance goals for each participant, specify any required period of continuous service, and establish the length of each performance period. Each cash incentive award opportunity will be stated in objective, formulaic terms and may be expressed as a multiple or percentage of base salary, a fixed dollar amount, a percentage of the relevant performance criteria, or a comparable standard. The formula may be expressed as a range so that actual payouts vary with the level of performance achieved, and the Committee may prescribe a method or formula to determine the maximum payout for a participant, subject to the maximum level under the plan. Following the performance period, the Committee will determine whether the applicable goals were attained and, in all cases, will have sole discretion to adjust any resulting payout upward or downward, including to zero.

U.S. Tax Consequences

The following summary sets forth the tax treatment pertaining to awards that may be made under the Amended and Restated Plan. This summary omits the tax laws of any municipality, state, or foreign country in which a participant resides.

Non-Qualified Stock Options

A participant will realize ordinary income when exercising a non-qualified stock option, and we will be entitled to a deduction (subject to the limitations of Section 162(m) of the Code), equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the recipient will be taxed as a capital gain or loss, long-term or short-term, based upon how long the shares are held.

Incentive Stock Options

For stock options that qualify for treatment as "incentive stock options" under the Code, a participant will realize no taxable income, and we will not be entitled to any related deduction, at the time an incentive stock option is granted. If certain statutory employment and holding period conditions are satisfied before the participant disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option, and we will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a participant will be a long-term capital gain or loss. We will not be entitled to a deduction with respect to a disposition of the shares by a participant after the expiration of the statutory holding periods. Except in the event of death, if shares acquired by a participant upon the exercise of an incentive stock option are disposed of by such participant before the expiration of the statutory holding periods, such participant will be considered to have realized as compensation, taxable as ordinary income in the year of disposition, an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. We will be entitled to a deduction (subject to the limitations of Section 162(m) of the Code) at the same time and in the same amount as the participant is deemed to have realized ordinary income. Any gain realized on the disposition in excess of the amount treated as compensation or any loss realized on the disposition will constitute capital gain or loss, respectively. Such capital gain or loss will be long-term or short-term based upon how long the shares were held.

Stock Appreciation Rights

In general, (a) the participant will not realize income upon the grant of a SAR; (b) the participant will realize ordinary income, and we will be entitled to a corresponding deduction (subject to the limitations of Section 162(m) of the Code), in the year cash or shares of common stock are delivered to the participant upon exercise of a SAR; and (c) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of common stock received on the date of issuance. The federal income tax consequences of a disposition of unrestricted shares received by the participant upon exercise of a SAR are the same as described below with respect to a disposition of unrestricted shares.

Restricted and Unrestricted Stock; Restricted Stock Units and Performance Share Units

Unless the participant files an election to be taxed under Section 83(b) of the Code: (a) the participant will not realize income upon the grant of restricted stock; (b) the recipient will realize ordinary income, and we will be entitled to a corresponding deduction (subject to the limitations of Section 162(m) of the Code), for grants of restricted stock subject only to time-based vesting (and not including any performance conditions) when the restrictions have been removed or expire; and (c) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the participant files an election to be taxed under Section 83(b) of the Code, the tax consequences to the recipient will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions.

A participant will not realize income upon the grant of restricted stock units or performance share units, but will realize ordinary income, and we will be entitled to a corresponding deduction (subject to the limitations of Section 162(m) of the Code), for grants of restricted stock units subject only to time-based vesting or performance share units when the restricted stock units and performance share units have vested and been settled in cash and/or shares of our common stock. The amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of our common stock received on the date of issuance.

When the participant disposes of restricted or unrestricted stock, the difference between the amounts received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss, long-term or short-term, based upon how long the shares are held.

Cash Incentive Awards

A participant will recognize ordinary compensation income, and we will be entitled to a corresponding deduction (subject to the limitations of Section 162(m) of the Code), upon receipt of cash pursuant to a cash incentive award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. Such cash amount will be subject to income and employment tax withholding if the participant is an employee.

Section 162(m) of the Internal Revenue Code

Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the Amended and Restated Plan, when combined with all other types of compensation received by a covered employee from the Company, may cause the $1,000,000 deduction limitation to be exceeded in any particular year.

New Plan Benefits

Because of the discretionary nature of any future awards under the Amended and Restated Plan, the amount of such awards is not determinable at this time with respect to the Company's executive officers, including the named executive officers, the Company's other employees, and the non-management members of the Board.

VOTE REQUIRED

The approval of the Amended and Restated Plan requires the affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.

The Board of Directors recommends that the stockholders approve the amendment and restatement of the Plan and, accordingly, recommends that you vote "FOR" Proposal 4. Unless you properly direct otherwise, the shares represented by your proxy, if properly submitted and not revoked, will be voted FOR such proposal.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information with respect to our compensation plans under which our equity securities may be issued, as of February 28, 2026. The equity compensation plans approved by security holders include our Long-Term Stock Incentive Plan and our 1989 Employee Stock Purchase Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights		Weighted average exercise price of outstanding options, warrants, and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)	
Equity compensation plans approved by security holders	2,774,353	[1]	$ 214.93	[2]	9,675,477	[3]
Equity compensation plans not approved by security holders	—		$ 214.93		—	
Total	2,774,353				9,675,477	

[1] Includes 359,278 shares of unvested performance share units and 411,861 shares of unvested restricted stock units under our Long-Term Stock Incentive Plan. The unvested performance share units represent the maximum number of shares to be awarded, or up to 200% of the target shares granted. We currently estimate that 78,338 of the target shares granted will be awarded at 200%, 54,030 of the target shares granted will be awarded at approximately 30%, and 47,271 of the target shares granted will not be awarded based upon our expectations as of February 28, 2026, regarding the achievement of specified performance targets.

[2] Excludes unvested performance share units and unvested restricted stock units under our Long-Term Stock Incentive Plan that can be exercised for no consideration.

[3] Includes 977,943 shares of Class A Stock under our Employee Stock Purchase Plan remaining available for purchase, of which approximately 29,400 shares are subject to purchase during the current offering period.

BENEFICIAL OWNERSHIP

This section presents information concerning the beneficial ownership of our common stock by certain individuals, entities, and groups. Determinations as to whether a particular individual, entity, or group is the beneficial owner of our common stock have been made in accordance with Rule 13d-3 under the Exchange Act. The fact that a person is the beneficial owner of shares for purposes of Rule 13d-3 does not necessarily mean that such person would be the beneficial owner of securities for other purposes. The percentages of beneficial ownership reported in this section were calculated on the basis of 171,466,896 shares of Class A Stock and 25,923 shares of Class 1 Stock outstanding as of the close of business on the Record Date, subject to adjustment as appropriate in each particular case in accordance with Rule 13d-3.

BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S VOTING COMMON STOCK

The following tables present information, as of the Record Date (except as otherwise indicated in the footnotes to the tables), regarding the beneficial ownership of each person who is known to be the beneficial owner of more than 5% of our Class A Stock.

Except as otherwise noted below, the address of each person or entity listed in the tables is c/o Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614. To our knowledge, except as noted below, no person or entity is the beneficial owner of more than 5% of the voting power of the Class A Stock.

	Class A Stock					
	Amount and Nature of Beneficial Ownership					
Name of Beneficial Owner	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose	Total Shares [1]	Percent of Class [1]
Sands Family Group [2]	—	21,285,657	—	21,285,657	21,285,657	12.4%
Capital World Investors [3]	12,301,016	—	12,494,131	—	12,494,131	7.3%
BlackRock, Inc. [4]	9,762,792	—	10,760,437	—	10,760,437	6.1%
Vanguard Capital Management [5]	1,414,840	—	10,490,856	—	10,490,856	6.1%

[1] The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of the Record Date, or that can be purchased by exercising stock options to acquire shares of Class 1 Stock that are exercisable on or within 60 days after the Record Date. These shares of Class A Stock are not taken into account because, in accordance with the Company's certificate of incorporation, any shares of Class A Stock issued upon exercise of a Class 1 stock option or conversion of shares of Class 1 Stock must be sold immediately in connection with the exercise or conversion, and, therefore, cannot be held by the beneficial owner of the Class 1 Stock.

[2] Based upon information furnished to the Company and information reported in Amendment No. 13 to the Schedule 13D of the Sands Family Group filed on May 12, 2023. The shares are directly owned by several private entities formed and controlled by members of the Sands family, including Richard Sands and Robert Sands. Astra Legacy LLC serves as voting manager for and has shared voting power of 20,428,521 shares of Class A Stock held by various Sands family entities that are part of the Sands Family Group. WildStar serves as co-general partner of various Sands family entities that are part of the Sands Family Group and has shared investment power over 20,428,521 shares of Class A Stock held by such entities. The reporting of shares as beneficially owned by the Sands Family Group shall not be construed as an admission that an agreement to act in concert exists or that the group is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. As of the Record Date, an aggregate of 11,479,728 shares of Class A Stock were pledged to financial institutions to secure obligations of various Sands family investment vehicles. All of these pledged shares are included in the shares reported as beneficially owned by the Sands Family Group. Subject to the terms of the various credit facilities, the number of shares of Class A Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors.

[3] Information concerning Capital World Investors presented in the table is based solely on the information reported in Schedule 13G of Capital World Investors filed on May 14, 2026. The address of Capital World Investors is 333 South Hope St., 55th Floor, Los Angeles, California, 90071.

[4] Information concerning BlackRock, Inc. presented in the table is based solely on the information reported in Amendment 9 to the Schedule 13G of BlackRock, Inc. filed on January 29, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

[5] Information concerning Vanguard Capital Management presented in the table is based solely on the information reported in Schedule 13G of Vanguard Capital Management filed on April 29, 2026. The address of Vanguard Capital Management is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of the Record Date, the beneficial ownership of Class A Stock and Class 1 Stock by our directors, the named executive officers (as defined under the heading "Compensation Tables and Related Information" below) and all of our directors and executive officers as a group. Unless otherwise noted, the individuals listed in the table have sole voting and dispositive power with respect to the shares attributed to them.

Name of Beneficial Owner	Class A Stock [1]		Class 1 Stock [1]			
			Shares Beneficially Owned			
	Shares Beneficially Owned [2]	Percent of Class Beneficially Owned	Outstanding Shares	Shares Acquirable Within 60 Days [3]	Total Shares	Percent of Class Beneficially Owned [4]
William A. Newlands	15,253	*	—	287,428	287,428	91.7%
Garth Hankinson	18,286	*	—	47,468	47,468	64.7%
James A. Sabia, Jr.	25,009	*	—	49,253	49,253	71.6%
James O. Bourdeau	13,516	*	—	61,388	61,388	70.3%
Samuel J. Glaetzer	4,506	*	—	24,315	24,315	48.4%
Christopher J. Baldwin	3,857	*	—	1,035	1,035	3.8%
Christy Clark	3,922	*	—	5,613	5,613	17.8%
Jennifer M. Daniels	4,505	*	—	6,613	6,613	20.3%
Nicholas I. Fink	3,476	*	—	3,725	3,725	12.6%
E. Morgan Flatley	187	*	—	—	—	0.0%
William T. Giles	3,080	*	—	1,392	1,392	5.1%
Ernesto M. Hernández	3,696	*	—	6,823	6,823	20.8%
José Manuel Madero Garza	3,193	*	—	5,613	5,613	17.8%
Daniel J. McCarthy	4,849	*	—	6,473	6,473	20.0%
Robert Sands [5]	20,870,467	12.2%	—	309,731	309,731	92.3%
Richard Sands [6]	20,618,153	12.0%	—	291,789	291,789	91.8%
Luca Zaramella	2,171	*	—	1,392	1,392	5.1%
All Executive Officers and Directors as a Group (21 persons)	20,999,859	12.2%	—	1,174,632	1,174,632	97.8%

* Percentage does not exceed one percent (1%) of the outstanding shares of such class.

[1] The numbers and percentages reported with respect to Class A Stock do not take into account shares of Class A Stock that can be received upon the conversion of Class 1 Stock owned as of the Record Date, or that can be purchased by exercising stock options to acquire shares of Class 1 Stock that are exercisable on or within 60 days after the Record Date. These shares of Class A Stock are not taken into account because, in accordance with the Company's certificate of incorporation, any shares of Class A Stock issued upon exercise of a Class 1 stock option or conversion of shares of Class 1 Stock must be sold immediately in connection with the exercise or conversion, and therefore, cannot be held by the beneficial owner of the Class 1 Stock.

[2] The numbers reported reflect the shares of Class A Stock outstanding for each beneficial owner as of the Record Date. For Mses. Clark and Daniels and Messrs. Baldwin, Fink, Giles, Hernández, Madero, McCarthy, Robert Sands, Richard Sands, and Zaramella such number also includes 1,114 shares of Class A Stock that are acquirable within 60 days after the Record Date. For Ms. Flatley such number reflects 187 shares of Class A Stock that are acquirable within 60 days after the Record Date.

[3] Reflects the number of shares of Class 1 Stock that can be purchased by exercising stock options that are exercisable on or within 60 days after the Record Date.

[4] In accordance with Rule 13d-3 of the Exchange Act, the percentages reported with respect to Class 1 Stock are calculated on the basis that (i) the relevant director, executive officer or group holds the shares of Class 1 Stock that such director, executive officer or group can purchase by exercising Class 1 stock options, and (ii) the only outstanding shares of Class 1 Stock are the shares deemed to be held by such director, executive officer or group, as applicable, and the 25,923 shares of Class 1 Stock outstanding as of the Record Date. The high percentages reported for each director, executive

and group are a function of the small number of shares of Class 1 Stock outstanding as of the Record Date and this calculation methodology.

(5) Substantially all of the shares reported as beneficially owned by Robert Sands are included in the shares reported as beneficially owned by the Sands Family Group in the prior table. Refer to footnote 2 to the prior table for more information regarding such shares including pledging information. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 432,232 shares of Class A Stock held by RSS Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 20,428,521 shares of Class A Stock held by various Sands family entities of which Mr. Sands indirectly controls the co-general partner of such entities (WildStar), and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 21,098 shares of Class A Stock beneficially owned directly, or indirectly, by Robert Sands' spouse. Mr. Sands disclaims beneficial ownership of such shares.

(6) Substantially all of the shares reported as beneficially owned by Richard Sands are included in the shares reported as beneficially owned by the Sands Family Group in the prior table. Refer to footnote 2 to the prior table for more information regarding such shares including pledging information. The reported shares of Class A Stock over which Mr. Sands has the shared power to vote or dispose also include 188,518 shares of Class A Stock held by RES Master LLC, a limited liability company that is wholly owned by a trust for which Mr. Sands serves as trustee and sole beneficiary. The reported shares of Class A Stock over which Mr. Sands has the shared power to dispose also include 20,428,521 shares of Class A Stock held by various Sands family entities of which Mr. Sands indirectly controls the co-general partner of such entities (WildStar), and disclaims beneficial ownership except to the extent of pecuniary interest. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise. Amounts reflected in the table above do not include 15,720 shares of Class A Stock beneficially owned by Richard Sands' spouse. Mr. Sands disclaims beneficial ownership of such shares.

OTHER MATTERS

As of the date of this Proxy Statement, the Board does not intend to present, and has not been informed that any other person intends to present, any matter at the Meeting other than those specifically referred to in this Proxy Statement. If any other matters properly come before the Meeting, it is intended that the holders of the proxies will act in respect thereto in accordance with their best judgment.

PROXY SOLICITATION COSTS

This solicitation of proxies is being made by the Board, and the cost of such solicitation will be borne by the Company. In addition to solicitation by use of the Internet and the mail, directors, officers, or regular employees of the Company, without extra compensation, may solicit proxies in person or by telephone, facsimile, Internet, or electronic mail. Banks, brokerage firms, and other entities holding stock for others in their names or in the names of nominees are requested to forward the proxy materials to the beneficial owners of such shares. If requested, the Company will reimburse such persons for their reasonable expenses in forwarding the proxy materials.

STOCKHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

Stockholder Proposals and Director Nominations for Inclusion in the Proxy Statement for the 2027 Annual Meeting

In order for any stockholder proposal submitted pursuant to Rule 14a-8 promulgated under the Exchange Act to be included in our Proxy Statement to be issued in connection with our 2027 Annual Meeting of Stockholders, such proposal must be received by the Company's Secretary in writing at our offices, Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614, no later 5:00 p.m. (EST) on February 8, 2027, unless the date of the 2027 Annual Meeting of Stockholders is more than 30 days before or after July 22, 2027, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. Any such proposal must also otherwise comply with the requirements of the SEC relating to stockholder proposals.

Other Proposals and Nominations for Presentation at the 2027 Annual Meeting

Section 1.13 of our By-Laws requires advance notice of stockholder business and nominations to be considered at a meeting of stockholders. Those requirements define the procedures that a stockholder of the Company must follow if the stockholder intends to nominate a person for election to the Board or to propose other business to be considered directly at an annual or special meeting of stockholders, rather than for inclusion in our Proxy Statement. These procedures include, among other things, that the stockholder of record give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements.

Generally, in the case of an Annual Meeting of Stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, no later than 5:00 p.m. (EDT) on the 120th day nor earlier than 5:00 p.m. (EST) on the 150th day prior to the first anniversary of the immediately preceding year's annual meeting. As specified in our By-Laws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or more than 70 days after the first anniversary of the prior year's meeting. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b).

Accordingly, assuming that the Company's 2027 Annual Meeting of Stockholders is held not more than 30 days before or more than 70 days after the anniversary of the Meeting, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary no later than 5:00 p.m. (EDT) on March 24, 2027, and no earlier than 5:00 p.m. (EST) on February 22, 2027, and comply with the requirements of our By-Laws. In accordance with our By-Laws, the Chairperson of the 2027 Annual Meeting of Stockholders may determine, if the facts warrant, that a nomination or other proposal has not been properly brought before the meeting and, therefore, may be disregarded and not be considered at the meeting. These procedures are only a summary of the provisions regarding stockholder nominations of directors and proposals of other business in our By-Laws. Please refer to our By-Laws for more information on these requirements.

A copy of our By-Laws specifying the advance notice requirements for proposing business or director nominations has been filed with the SEC and is available on the SEC's website. See the subheading "Corporate Governance, Nominating, and Responsibility Committee" for information regarding submission of a recommendation of a director nominee for consideration by the CGNR Committee.

All such communications regarding the 2027 Annual Meeting of Stockholders must be provided in writing and be directed to the attention of the Company's Secretary, Constellation Brands, Inc., 50 East Broad St., Rochester, NY 14614.

The Chairperson or other officer presiding at the annual meeting has the sole authority to determine whether any nomination or other proposal has been properly brought before the meeting in accordance with our By-Laws. If we receive a proposal other than pursuant to Rule 14a-8 or a nomination for the 2027 Annual Meeting of Stockholders, and such nomination or other proposal is not delivered within the time frame specified in our By-Laws, then the person(s) appointed by the Board and named in the proxies for the 2027 Annual Meeting of Stockholders may exercise discretionary voting power if a vote is taken with respect to that nomination or other proposal.

HOUSEHOLDING OF PROXY MATERIALS

The Company and some brokers "household" the Annual Report and proxy materials, delivering a single copy of each to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that they or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate copy of the proxy materials, including the Annual Report, or if you are receiving multiple copies of the proxy materials and wish to receive only one, please notify your broker, if your shares are held in a brokerage account, or the Company, if you hold registered shares, at which time we will promptly deliver separate copies of the materials to each of the affected stockholders or discontinue the practice, according to your wishes. You can notify us by sending a written request to Constellation Brands, Inc., Attn: Investor Relations, 50 East Broad St., Rochester, NY 14614 or by telephone at 888-922-2150.

AVAILABLE INFORMATION; WEBSITE MATERIALS

Our Code of Business Conduct and Ethics and our Global Code of Responsible Practices for Beverage Alcohol Advertising and Marketing are available on our website at www.cbrands.com/pages/policies. Our Chief Executive Officer and Senior Financial Executive Code of Ethics, policy regarding Communications from Stockholders or Other Interested Parties, Corporate Governance Guidelines, and the charters of the Audit Committee, the CGNR Committee, and the Human Resources Committee are available on our investor relations website at https://ir.cbrands.com and are also available in print to any stockholder who requests them. Such requests should be directed to Constellation Brands, Inc., Attn: Investor Relations, 50 East Broad St., Rochester, NY 14614. Additionally, any amendments to, and waivers granted to our directors and executive officers under, our codes of ethics referred to above will be posted in this area of our investor relations website.

Throughout this Proxy Statement, we refer to materials that are available on our websites. The references to and content of our websites are for your convenience only, are not made a part of this Proxy Statement, and are not incorporated by reference.

QUESTIONS AND ANSWERS

Why am I receiving these materials?

The Board has made these materials available to you over the Internet or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Meeting. The Meeting is scheduled to be held on Wednesday, July 22, 2026 at 11:00 a.m. (EDT), via online audio-only webcast. This solicitation is for proxies for use at the Meeting or at any reconvened meeting after an adjournment or postponement of the Meeting.

What constitutes a quorum?

Holders of shares representing a majority of the outstanding aggregate voting power of Class A Stock entitled to vote at the Meeting, present at the Meeting in person or by proxy, will constitute a quorum. Shares represented by proxies marked as abstentions will be counted toward determining the presence of a quorum. Shares with respect to which broker non-votes occur will be counted as shares present for purposes of determining whether a quorum is present at the Meeting.

How do I vote my shares?

If your shares are owned directly in your name in an account with the Company's stock transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the stockholder of record of those shares in your account and you have the right to vote those shares. If your shares are held in an account with a broker or other nominee, you are considered a "beneficial" stockholder of those shares, which are held in "street name." The broker or other nominee is considered the stockholder of record for those shares. As a beneficial owner, you have the right to instruct the broker or other nominee how to vote those shares.

How can I vote my shares and participate at the Meeting?

The Meeting will be held entirely online to allow greater participation. Stockholders may participate in the Meeting by visiting the following website: www.virtualshareholdermeeting.com/STZ2026. To participate in the Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or voting instruction card, or on the instructions that accompanied your proxy materials. Both shares held in your name as the stockholder of record and shares for which you are the beneficial owner but not the stockholder of record may be voted electronically during the Meeting. However, even if you plan to attend the Meeting online, the Company recommends that you submit your proxy in advance at www.proxyvote.com, so that your vote will be counted if you later decide not to attend the Meeting.

How can I vote my shares without attending the Meeting?

To ensure that your shares are voted without attending the Meeting, please follow the instructions for Internet or telephone voting on the Notice. If you request printed copies of the proxy materials by mail, you may also vote by signing and submitting your proxy card and returning it by mail, if you are the stockholder of record, or by signing the voting instruction card provided by your bank or broker and returning it by mail, if you are the beneficial owner but not the stockholder of record. This way your shares will be represented whether or not you are able to attend the Meeting.

How can I change my vote?

You may revoke your proxy at any time before the proxy is exercised by delivering a written revocation to the Secretary of the Company or by submitting a proxy bearing a later date by telephone, via the Internet, or in writing.

What vote is required for the proposals, and how are votes counted for those proposals?

	Proposal	Required Vote	Routine/Non-Routine	Treatment of Abstentions	Treatment of Broker Non-Votes
1	To elect the twelve directors named in this proxy statement	Directors are elected using a majority vote standard under which the votes "for" a director nominee must exceed 50% of the number of votes cast by the holders of the shares entitled to vote in person or represented by proxy at the Meeting.	Non-Routine	No effect*	No effect*
2	To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending February 28, 2027	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Routine	Have the effect of a vote against	Broker non-votes generally should not occur with respect to routine matters
3	To approve, by an advisory vote, the compensation of our named executive officers	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect*
4	To approve the amendment and restatement of the Company's Long-Term Stock Incentive Plan	Affirmative vote of a majority of the shares of Class A Stock present in person or represented by proxy at the Meeting and entitled to vote thereon.	Non-Routine	Have the effect of a vote against	No effect*

* Not included in numerator or denominator.

What is a routine matter and what is a broker non-vote?

The rules of the NYSE determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other nominee holding shares for an owner in "street name" may vote on the proposal without receiving voting instructions from the owner under certain circumstances. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. "Broker non-votes" occur when brokers or other nominees submit proxies relating to shares held in "street name" that they may vote with respect to at least one of, but not all, the matters to be considered at the Meeting because they have not received instructions from the respective beneficial owners of the shares.

What if I do not specify how I want my shares voted?

If you submit a proxy but no specific instructions are given on all matters, the shares represented by your proxy will be voted:

- FOR the election of each of the director nominees named in Proposal 1
- FOR the proposal to ratify the appointment of KPMG LLP in Proposal 2
- FOR the advisory vote to approve executive compensation in Proposal 3
- FOR the approval of the amendment and restatement of the Company's Long-Term Stock Incentive Plan in Proposal 4

Electronic Access to Proxy Materials and Annual Report

This Proxy Statement and our 2026 Annual Report are available on our website at https://ir.cbrands.com.

Instead of receiving paper copies of next year's Proxy Statement and Annual Report by mail, you can elect to receive an e-mail message that will provide a link to those documents online. By opting to access your proxy materials online, you will:

- Gain faster access to your proxy materials;
- Save us the cost of producing and mailing documents to you; and

- Help preserve environmental resources.

Constellation stockholders who have enrolled in the electronic access service previously will receive their materials online this year.

Instructions for the Virtual Meeting

You are entitled to attend the Meeting only if you were a stockholder of record as of the Record Date, or you hold a valid proxy for the Meeting. You may attend the Meeting, vote, and submit a question during the Meeting by visiting www.virtualshareholdermeeting.com/STZ2026 and using your 16-digit control number included on your Notice, on your proxy card or voting instruction card, or on the instructions that accompanied your proxy materials to enter the Meeting.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page.

How can I submit a question?

If you wish to submit a question, you may do so in two ways. If you want to ask a question any time before 11:59 p.m. (EDT) on July 21, 2026, you may log into www.proxyvote.com and enter your 16-digit control number. Once past the login screen, click on "Question for Management," select a question topic, type in your question, and click "Submit." Alternatively, if you want to submit your question the day of the Meeting, beginning at 10:45 a.m. (EDT) you may log into the virtual meeting platform at www.virtualshareholdermeeting.com/STZ2026, navigate to the "Ask A Question" field, select a question topic, type your question, and click "Submit."

Questions pertinent to meeting matters will be answered during the Meeting, subject to time constraints. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Meeting matters and therefore will not be answered.

June 5, 2026

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical fact included in this Proxy Statement are forward-looking statements, including without limitation, the statements regarding our leadership succession process and design, restructuring and cost savings and optimization initiatives and expected benefits, strategy, mission, Wine and Spirits portfolio repositioning, the evolving consumer environment, corporate governance practices and commitments, ESG initiatives, strategy, and goals, independent registered public accounting firm, future operations, business, financial position, and capital investments, and prospects, plans, and objectives of management and the Board, as well as information concerning expected actions of third parties.

When used in this Proxy Statement, the words "anticipate," "expect," "intend," "will," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Proxy Statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. In addition to risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which we compete, our forward-looking statements contained in this Proxy Statement are also subject to the risk, uncertainty, and possible variance from our current expectations regarding: potential declines in the consumption of products we sell and our dependence on sales of our beer brands; our President and CEO transition; impacts of our acquisition, divestiture, investment, and new product development strategies and activities; dependence upon our trademarks and proprietary rights, including the failure to protect our intellectual property rights; potential damage to our reputation; competition in our industry and for talent; economic and other uncertainties associated with our international operations, including tariffs; supply of quality water, agricultural and other raw materials, and packaging materials purchased under supply contracts, supply chain disruptions and other factors, and limited groups of certain suppliers; reliance on complex information systems and third-party global networks as well as risks associated with cybersecurity and artificial intelligence; dependence on limited facilities for production of our beer brands and impact from our Brewery Projects; operational disruptions or catastrophic loss to our breweries, wineries, other facilities, or distribution systems; severe weather, natural and man-made disasters, climate change, environmental sustainability and CSR-related regulatory compliance and failure to meet environmental sustainability and CSR commitments and aspirations; the success of our cost savings, restructuring, and efficiency initiatives; reliance on wholesale distributors, major retailers, and government agencies; food safety and quality, including contamination and product degradation from diseases, pests, weather, and other conditions; communicable infection or disease outbreaks, pandemics, or other widespread public health crises impacting our consumers, Customers, employees, and/or suppliers; effects of employee labor activities that could increase our costs; our indebtedness and credit ratings, interest rate fluctuations, and credit market disruptions or volatility; our international operations, worldwide and regional economic trends and financial market conditions, geopolitical uncertainty, including as a result of the conflict in the Middle East, or other governmental rules and regulations; class action or other litigation we face or may face, including relating to alleged securities law violations, abuse or misuse of our products, product liability, marketing or sales practices, or other matters; potential impairments of our intangible assets, such as goodwill and trademarks; changes to tax laws, fluctuations in our effective tax rate, accounting for tax positions, the resolution of tax disputes, changes to accounting standards, elections, assertions, or policies, and the potential impact of a global minimum tax rate; uncertainties related to future cash dividends and share repurchases, which may affect the price of our common stock; ownership of our Class A Stock by the Sands Family Stockholders and their Board of Director nomination rights; and the choice-of-forum provision in our Amended and Restated By-laws regarding certain stockholder litigation.

For additional information about risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by our forward-looking statements, please refer to Item 1A. "Risk Factors" of our 2026 Annual Report and our other filings with the SEC.

MARKET POSITIONS AND INDUSTRY DATA

Market positions and industry data discussed in this Proxy Statement have been obtained or derived from industry publications, including Circana™. We have not independently verified the data from these industry publications. Unless otherwise noted, all references to market positions are based on U.S. dollar sales.

DEFINED TERMS

Unless the context otherwise requires, the terms "Constellation Brands," "Constellation," "Company," "CBI," "we," "our," or "us" refer to Constellation Brands, Inc. and its subsidiaries. We use terms in this Proxy Statement that are specific to us or are abbreviations that may not be commonly known or used.

TERM	MEANING
2005 SERP	2005 Supplemental Executive Retirement Plan
2022 Wine Divestiture	sale of certain mainstream and premium wine brands and related inventory on October 6, 2022
2025 Restructuring Initiative	an enterprise-wide cost savings and restructuring initiative designed to help optimize the performance of our business, including through enhanced organizational efficiency and optimized expenditures across our organization, with the majority of the work executed within Fiscal 2026 and net annualized cost savings expected to be fully realized by Fiscal 2028
2025 Wine Divestitures	sale and, in certain instances, exclusive license to use the trademarks of a portion of our wine and spirits business, primarily centered around our then-owned mainstream wine brands and associated inventory, wineries, vineyards, offices, and facilities on June 2, 2025
2026 Form 10-K	our Annual Report on Form 10-K for Fiscal 2026
AMIP	Annual Management Incentive Program
AutoZone	AutoZone, Inc.
BJ's	BJ's Wholesale Club Holdings Inc.
Board	Board of Directors of the Company
By-laws	our amended and restated by-laws
CAM	contribution after marketing, which equals gross profit less marketing expenses
Canopy	Canopy Growth Corporation, an Ontario, Canada-based public company in which we have an investment
CAP	compensation actually paid
CD&A	Compensation Discussion and Analysis section of this Proxy Statement
CEO	Chief Executive Officer
CGNRC or CGNR Committee	Corporate Governance, Nominating, and Responsibility Committee
Class 1 Stock	our Class 1 Convertible Common Stock, par value $0.01 per share
Class A Stock	our Class A Common Stock, par value $0.01 per share
Class B Stock	our Class B Convertible Common Stock, par value $0.01 per share, eliminated on November 10, 2022, pursuant to the Reclassification
Code	Internal Revenue Code of 1986, as amended
Comparable EBIT	comparable earnings before interest and taxes, used for AMIP purposes
Consolidated Comparable EBIT	comparable earnings before interest and taxes
Corporate Governance Guidelines	Board of Directors' Corporate Governance Guidelines
CPG	consumer packaged goods
CSM	company selected measure
CSR	corporate social responsibility

TERM	MEANING
Customers	wholesale distributors, retailers (generally outside of 3-tier), state alcohol beverage control agencies which sell to consumers, and DTC purchasers
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Protection Act of 2010
EDT	Eastern Daylight Time
Elliott Management	Elliott Investment Management L.P. and certain of its affiliates
ERM	enterprise risk management
ESG	environmental, social, and governance
ESPP	1989 Employee Stock Purchase Plan
EST	Eastern Standard Time
Exchange Act	Securities Exchange Act of 1934, as amended
FCF	free cash flow
Fiscal 2023	the Company's fiscal year ended February 28, 2023
Fiscal 2024	the Company's fiscal year ended February 29, 2024
Fiscal 2025	the Company's fiscal year ended February 28, 2025
Fiscal 2026	the Company's fiscal year ended February 28, 2026
Fiscal 2027	the Company's fiscal year ending February 28, 2027
Fiscal 2028	the Company's fiscal year ending February 29, 2028
Fiscal 2029	the Company's fiscal year ending February 28, 2029
Fortune Brands	Fortune Brands Innovations, Inc.
Frontier	Frontier Communications Corporation
FW Cook	Frederic W. Cook & Co., Inc.
FY	fiscal year
FYE	fiscal year end
GAAP	generally accepted accounting principles in the U.S.
Glass Plant	glass production plant in Nava operated through an equally-owned joint venture with Owens-Illinois
GM de Mexico	General Motors de Mexico, S. de R.L. de C.V.
HRC	Human Resources Committee
IRS	Internal Revenue Service
LTSIP	Long-Term Stock Incentive Plan
mainstream	wine that sells less than $11.00 per bottle at retail and sparkling wine and all other wine that sells less than $13.00 per bottle at retail, as defined by Circana™
Meeting	2026 Annual Meeting of Stockholders of the Company and any adjournment or postponement thereof
McDonald's	McDonald's Corporation
Mondelēz	Mondelēz International, Inc.
NA	not applicable
Nava	Nava, Coahuila, Mexico
Nava Brewery	brewery located in Nava

TERM	MEANING
NEOs	named executive officers
NM	not meaningful
Notice	Important Notice Regarding the Availability of Proxy Materials
NQSOs	non-qualified stock options
NQSP	Non-Qualified Savings Plan
NYSE	New York Stock Exchange
Obregón	Obregón, Sonora, Mexico
Obregón Brewery	brewery located in Obregón
Organic Net Sales	prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate
Owens-Illinois	O-I Glass, Inc., the ultimate parent of the company with which we have an equally-owned joint venture to operate the Glass Plant
PCAOB	Public Company Accounting Oversight Board
PEO	principal executive officer
premium	wine that sells between $11.00 to $24.99 per bottle at retail and sparkling wine that sells between $13.00 to $34.99 per bottle at retail, as defined by Circana™
PSU	performance share unit
Reclassification	the reclassification, exchange, and conversion of the Company's common stock to eliminate the Class B Stock pursuant to the terms and conditions of the Reclassification Agreement
Reclassification Agreement	reclassification agreement in support of the Reclassification, dated June 30, 2022, among the Company and the Sands Family Stockholders
Record Date	as of the close of business May 26, 2026
RSU	restricted stock unit
Sands Family Stockholders	Richard Sands, Robert Sands, other members of the Sands family, and certain of their related entities
SEC	Securities and Exchange Commission
SERP	Supplemental Executive Retirement Plan, collectively with the 2005 SERP
SVEDKA Divestiture	sale of the SVEDKA brand and related assets, primarily including inventory and equipment on January 6, 2025
TAC	total annual cash compensation (consisting of base salary and target short-term cash incentives)
TDC	total direct compensation (consisting of target TAC plus the grant date fair value of long-term incentives)
Topic 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718
TSR	total stockholder return
U.S.	United States of America
Veracruz	Heroica Veracruz, Veracruz, Mexico
WildStar	WildStar Partners LLC, an entity associated with the Sands family
Wine and Spirits Divestitures	the 2025 Wine Divestitures and the SVEDKA Divestiture, collectively

APPENDIX 1: RECONCILIATION OF NON-GAAP ITEMS

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because management uses this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors, financial analysts covering the Company, rating agencies, and other external users valuable insight to understand how management views the Company's performance and on underlying business trends and results in order to evaluate year-over-year financial performance of our ongoing core business, including relative to industry competitors.

Non-GAAP financial measure	Context
Organic Net Sales	used by management in monitoring and evaluating the underlying business trends of our core operations
Comparable EBIT	we view this as a performance measure and we consider net income (loss) attributable to CBI the most comparable GAAP measure; used by management in evaluating the results of our core operations
FCF	we view this as a liquidity measure; provides management with useful information about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes A limitation of FCF is that it does not represent the total increase or decrease in the cash balance for the period.

See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP.

The divestitures impacting the applicable periods below consist of the following:

	Fiscal 2025
SVEDKA Divestiture	3/1/2024 - 1/5/2025
2025 Wine Divestitures	6/2/2024 - 2/28/2025

Reconciliation of Net Income (Loss) Attributable to CBI (GAAP) to Comparable EBIT (Non-GAAP)

	Fiscal 2026	Fiscal 2025	Percent Change
(in millions)			
Net income (loss) attributable to CBI (GAAP)	$ 1,686.7	$ (81.4)	2,172%
Net income (loss) attributable to noncontrolling interest (GAAP)	70.1	50.3	
Provision for (benefit from) income taxes (GAAP)	621.0	(51.7)	
Interest expense, net (GAAP)	352.6	411.4	
Adjusted EBIT (Non-GAAP)	2,730.4	328.6	731%
Comparable adjustments [1]	231.9	3,169.3	
Comparable EBIT (Non-GAAP)	2,962.3	3,497.9	(15)%
Divestitures	—	(244.7)	
Comparable EBIT, excluding divestitures (Non-GAAP)	$ 2,962.3	$ 3,253.2	(9)%

[1]   Management excludes items that affect comparability from its evaluation of the results as these comparable adjustments are not reflective of core operations. Operating performance and the incentive compensation of management are evaluated based on core operating income (loss) which does not include the impact of these

comparable adjustments. The comparable adjustments that impacted comparability in our results for each period are as follows:

(in millions)	Fiscal 2026	Fiscal 2025
Asset impairment and related expenses	$ (109.8)	$ (478.0)
2025 Restructuring Initiative	(72.2)	(49.7)
Transition services agreements activity	(35.7)	(22.6)
Gain (loss) on sale of business	(31.9)	266.0
Strategic business reconfiguration costs	(15.2)	(40.3)
CEO severance and transition benefits	(7.8)	—
Flow through of inventory step-up	(4.1)	(10.2)
Net gain (loss) on undesignated commodity derivative contracts	23.6	(0.3)
Settlements of undesignated commodity derivative contracts	3.4	26.8
Goodwill and intangible assets impairment	—	(2,797.7)
Other gains (losses)	27.9	(14.0)
Comparable adjustments, Income (loss) from unconsolidated investments	(10.1)	(49.3)
Comparable adjustments, Adjusted EBIT	$ (231.9)	$ (3,169.3)

Asset impairment and related expenses

Largely in connection with (i) the commitment to dismantling and abandonment of certain aged long-lived assets at the Obregón Brewery (Fiscal 2026), (ii) the 2025 Wine Divestitures we recognized contract liabilities and inventory obsolescence expenses, partially offset by changes in then-existing net assets held for sale (Fiscal 2026), and (iii) certain then-existing wine and spirits assets met the held for sale criteria (Fiscal 2025).

2025 Restructuring Initiative

We recognized costs in connection with the 2025 Restructuring Initiative.

Transition services agreements activity

We recognized costs in connection with transition services agreements related to the previous sales of portions of our wine and spirits business.

Gain (loss) on sale of business

We recognized a net gain (loss) primarily from the (i) 2025 Wine Divestitures (Fiscal 2026) and (ii) SVEDKA Divestiture (Fiscal 2025).

Strategic business reconfiguration costs

We recognized costs in connection with certain activities, which are intended to streamline, increase efficiencies, and reduce our cost structure.

CEO severance and transition benefits

We recognized costs primarily in connection with severance benefits in accordance with the terms of a pre-existing employment agreement.

Flow through of inventory step-up

In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventories on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired business prior to acquisition.

Undesignated commodity derivative contracts

Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. At settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing the results of our operating segments to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Goodwill and intangible assets impairment

We recognized a goodwill and intangible assets impairment in connection with continued negative trends within our Wine and Spirits business primarily attributable to our U.S. wholesale market, driven by declines in both the overall wine market and in our mainstream and premium wine brands.

Other gains (losses)

Primarily includes the following:

	Fiscal 2026	Fiscal 2025
(in millions)		
Decreases in estimated fair values of contingent liabilities associated with prior period acquisitions	$ 25.6	$ 7.0
Gain (loss) on sale of assets	$ 3.0	$ —
Net loss on foreign currency as a result of the resolution of various tax examinations and assessments	$ —	$ (20.7)

Comparable adjustments, Income (loss) from unconsolidated investments

Primarily includes the following:

	Fiscal 2026	Fiscal 2025
(in millions)		
Unrealized gain (loss) from the changes in fair value of our securities measured at fair value	$ (5.0)	$ (47.9)
Other gains (losses)	$ (3.6)	$ 0.1
Equity method investments impairment	$ (1.5)	$ (8.7)
Net gain in connection with Canopy exchangeable shares	$ —	$ 7.2

Reconciliation of Net Sales (GAAP) to Organic Net Sales (Non-GAAP)

	Fiscal 2026	Fiscal 2025	Percent Change
(in millions)			
Net sales (GAAP)	$ 9,139.0	$ 10,208.7	(10)%
Divestitures	—	(711.2)	
Organic net sales (Non-GAAP)	$ 9,139.0	$ 9,497.5	(4)%

Reconciliation of Net Cash Provided by Operating Activities (GAAP) to FCF (Non-GAAP)

	Fiscal 2026	Fiscal 2025
(in millions)		
Net cash provided by operating activities (GAAP)	$ 2,669.0	$ 3,152.2
Purchase of property, plant, and equipment	(875.0)	(1,214.1)
FCF (Non-GAAP)	$ 1,794.0	$ 1,938.1

APPENDIX 2: AMENDED AND RESTATED LONG-TERM STOCK INCENTIVE PLAN

CONSTELLATION BRANDS, INC.

LONG-TERM STOCK INCENTIVE PLAN
Amended and Restated as of July 22, 2026

This Long-Term Stock Incentive Plan (amended and restated as of July 22, 2026) is adopted by the Human Resources Committee of the Board of Directors of Constellation Brands, Inc., acting in its capacity as the Committee under the Plan, subject to the approval of the stockholders of the Company. The Plan amends and restates in its entirety the Constellation Brands, Inc. Long-Term Stock Incentive Plan (amended and restated on both July 27, 2012 and July 18, 2017), as amended, and applies to Awards made on or after July 22, 2026. This amendment and restatement of the Plan shall become effective upon being approved by the Company's stockholders (the "Effective Date"). Unless sooner terminated as provided herein, the Plan shall terminate ten years from the Effective Date. Grants of Awards made under the Plan prior to the Effective Date shall be governed by the terms of the Plan document in effect as of the date of the Award. Certain capitalized terms used in the Plan are defined in Annex A.

1.   PURPOSE

The Plan is designed to assist the Company in attracting and retaining Employees, Non-Employee Directors and Consultants and to provide them additional incentives consistent with the long-term success of the Company's business.

2.   ADMINISTRATION

The Plan shall be administered by the Committee; provided however that the full Board may, in its sole discretion, act at any time as the Committee, and shall do so with respect to grants of Awards to Non-Employee Directors. The Committee may take action (including through use of subcommittees) in any manner permitted under its charter, as in effect from time to time. Any action taken by the Committee with respect to the Plan or of any Award Agreement shall be final, conclusive and binding on all persons, including the Company, its Related Entities, Participants, Beneficiaries, permitted transferees under Section 13 of the Plan or other persons claiming rights from or through a Participant, and stockholders.

The Committee shall have final discretion, responsibility and authority to: (a) select Eligible Persons to become Participants; (b) grant Awards; (c) determine at the type, number, and other terms and conditions of, and all other matters relating to, Awards; (d) prescribe the form of the Award Agreement representing such Award (which need not be identical for each Participant); (e) amend Award Agreements or accelerate the vesting of Awards; (f) make any amendments to Award Agreements or the Awards which may, without limitation, include any acceleration of vesting or exercisability, waiver of any condition or requirement or taking of other action consistent with the purposes of the Plan; (g) interpret and construe the Plan and Awards and correct defects, supply omissions or reconcile inconsistencies therein; (h) make and amend rules and regulations relating to the Plan and Awards; and (i) provide for forfeiture of outstanding Awards and recapture of realized gains and other realized value in such events as determined by the Committee; and (j) make all other determinations as the Committee may deem necessary or advisable for the administration of the Plan and Awards. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person in a manner consistent with the treatment of other Eligible Persons.

Except as specifically provided to the contrary in the Plan, the Committee may delegate to officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms as the Committee shall determine, (i) to perform administrative functions, (ii) with respect to Participants not subject to

Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, and (iii) with respect to Participants subject to Section 16, to perform such other functions of the Committee as the Committee may determine to the extent performance of such functions will not result in the loss of an exemption under Rule 16b-3 otherwise available for transactions by such persons, in each case to the extent permitted under Applicable Laws. The Committee may appoint agents to assist it in administering the Plan.

The Committee, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any Executive Officer, other officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee, and any officer or Employee acting at the direction or on behalf of the Committee, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

Except as prohibited by applicable law, no outstanding Award may be exercised and no payment shall be made pursuant to an Award if the Participant to whom the Award is granted (x) is, or at any time after the Grant Date has been, in competition with the Company or its Related Entities in violation of non-competition restriction or otherwise is in breach of a restrictive covenant, or (y) has been terminated by the Company for Cause or grounds for Cause were subsequently discovered within twelve months after employment termination. The Committee shall determine, in its discretion, whether a Participant's actions constitute competition with the Company or its Related Entities.

3.   ELIGIBILITY

The Committee may in its discretion grant Awards to any Eligible Person, including an Employee, Consultant, or Non-Employee Director; provided, however, that only an Employee (including any officer) of the Company or any Subsidiary may receive an Incentive Stock Option. In addition, current or former employees or non-employee directors of, or consultants to, of an acquired entity are eligible to receive Substitute Awards under the Plan.

4.   SHARES AVAILABLE; TYPES OF AWARDS

(a)   Share Reserve. Awards may be granted under the Plan with respect to Class A Stock or Class 1 Stock. Subject to adjustment as provided in Section 16 and the share reserve accounting provision provided in Section 4(b) below, the aggregate number of Shares reserved with respect to which Awards may be granted under the Plan following the Effective Date shall be established at six million (6,000,000) Shares, less one Share for every Share that became subject to an Award granted under the Plan following February 28, 2026. (the "Share Reserve"). Subject to such aggregate limit, Awards may be granted in any combination of Shares of Class A Stock or Class 1 Stock. Shares subject to Awards may be authorized and unissued Shares or authorized and issued Shares held in the Company's treasury or acquired by the Company through repurchases in the open market or in privately negotiated transactions from third parties. The Committee may direct that any stock certificate evidencing Shares issued under the Plan must bear a legend setting forth such restrictions on transferability as may apply to the Shares. Subject to adjustment as provided in Section 16 below, the number of Shares that may be issued pursuant to Incentive Stock Options shall be six million (6,000,000) Shares. Except as otherwise provided in Section 16, if the settlement, exercise, or other payment of any Award would result in a fractional Share, the Committee may, in its sole discretion and to the extent permitted by Applicable Laws and the administrative practices of the Company, its transfer agent and the brokerage provider then administering the Plan, provide for the issuance or crediting of such fractional Share (including through book-entry or a third-party broker or agent), the rounding of Shares to the nearest whole number, or a cash payment in lieu of such fractional Share.

(b)   Share Reserve Accounting. To the extent that any of the following events occurs after February 28, 2026, the Shares related to Awards under the Plan shall be added back to the Share Reserve and shall be available for issuance under the Plan: (i) Shares related to Awards paid in cash; (ii) Shares related to Awards that expire, are forfeited or cancelled or terminate for any other reason without issuance of Shares; and (iii) any Shares of Restricted Stock that are returned to the Company upon a Participant's termination of employment. Shares that are used to pay the exercise price of a Stock Option, Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, and Shares withheld to satisfy tax withholding obligations with respect to an Award will not be available for further grants of Awards under the Plan. Dividend equivalents payable in cash will not be counted against the Shares available for issuance under the Plan. All Shares covered by a SAR, to the extent it is exercised and settled in Shares, will be considered issued or transferred under the Plan. Substitute Awards shall not be counted against the Shares available for granting Awards under the Plan to the maximum extent permitted by Applicable Laws.

(c)   Types of Awards. The Committee may make Awards from time to time in any one or more of the following types singly or in tandem: Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Share Units, Other Stock-Based Awards or Cash Incentive Awards.

(d)   Individual Limits. Subject to adjustment as provided in Section 16 below, in each fiscal year that ends on or after the Effective Date:

(i)   an Eligible Person may not be granted Stock Options and/or SARs relating to more than 1,000,000 Shares;

(ii)   an Eligible Person may not be granted Restricted Stock, Restricted Stock Units and/or Performance Shares relating to more than 1,000,000 Shares; and

(iii)   the maximum amount that may be earned by an Executive Officer under Cash Incentive Award opportunities granted in that year shall not exceed $10,000,000.

(e)   Non-Employee Director Compensation Limit. In addition to any other limitation set forth in this Section 4, in any fiscal year that ends on or after the Effective Date, no Non-Employee Director will be granted cash compensation and equity compensation (under the Plan or any other plan, program or policy of the Company) that, in the aggregate, exceeds $750,000 for such fiscal year. With respect to Awards granted during a fiscal year, the amount to be applied against this limit shall be the Grant Date fair value, as determined by the Company for financial reporting purposes, for such awards. Cash compensation for purposes of this limitation means meeting fees and retainers, even if electively deferred, but shall not include expense reimbursements related to service as a director, allowances for use of company products and charitable matching contributions. The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, lead independent director, or members of a special committee established by the Board for a limited purpose, provided that any Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation. For the avoidance of doubt, in a fiscal year in which a Non-Employee Director serves the Company in another capacity (including as an interim officer), the Non-Employee Director Compensation Limit shall not apply to compensatory equity awards granted by the Board to such director in respect of such service as an Employee or consultant.

5.   STOCK OPTIONS

The Committee may grant Stock Options to an Eligible Person subject to such terms, conditions and provisions as may be specified by the Committee that are consistent with the terms of the Plan and are memorialized in an Award Agreement. Such terms, conditions and provisions include the following:

(a)   Identification of Stock Option. Each Stock Option shall be designated in the applicable Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. In the absence of such designation, a Stock Option will be deemed to be a Non-Qualified Stock Option.

(b)   <u>Number of Shares and Class of Common Stock</u>. Each Award Agreement for a Stock Option shall specify the number of Shares and class of Common Stock, Class A Stock or Class 1 Stock, to which it pertains.

(c)   <u>Exercise Price</u>. The exercise price of a Stock Option shall not be less than the Fair Market Value of a Share to which the Stock Option relates on the Grant Date; provided, however, that in the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Stock Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any "parent corporation" or "subsidiary corporation" thereof within the meaning of Section 424(e) and 424(f), respectively, of the Code, the exercise price per share shall not be less than 110% of the Fair Market Value per share on the Grant Date and provided, further, that a Stock Option may be granted as a Substitute Award with an exercise price that is lower than the Fair Market Value of a Share to which such Stock Option relates if it is granted pursuant to an assumption or substitution for another option in a manner satisfying the applicable provisions of Section 424(a) and Section 409A of the Code.

(d)   <u>Duration of Option</u>. The duration of each Stock Option shall not extend later than ten years after the Grant Date. Stock Options must be exercised on or before 5:00 p.m. Eastern Time on their expiration date. Notwithstanding the foregoing, any Incentive Stock Option granted to an individual who, at the Grant Date, owns more than 10% of the total combined voting power of all classes of stock of the Company, a Parent or a Subsidiary shall not be exercisable after the date that is five (5) years from the Grant Date.

(e)   <u>Exercise Terms</u>. Any grant may specify (1) a waiting period or periods before Stock Options shall become exercisable and (2) permissible dates or period on or during which Stock Options shall be exercisable, and any grant may provide for earlier exercise of such rights in the event of a termination of employment. Stock Options may be partially exercised from time to time during the period extending from the time they first become exercisable in accordance with the terms of the Award until the expiration of the exercise period specified in the Award Agreement. The Committee may impose such additional or other limitations or conditions on the vesting or exercise of any Stock Option as it deems appropriate.

(f)   <u>Method of Exercise and Form of Payment</u>. No Shares shall be delivered pursuant to any exercise of a Stock Option until payment in full of the exercise price and an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld in accordance with Section 11. Stock Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Stock Option accompanied by payment of the exercise price and the applicable aggregate tax withholding amount. The exercise price shall be payable (i) in cash, check, and/or Shares of Common Stock valued at the Fair Market Value at the time the Stock Option is exercised (including, pursuant to procedures as may be approved by the Committee, by means of attestation of ownership of a sufficient number of Shares of Common Stock in lieu of actual delivery of such shares to the Company); or (ii) by such other method as the Committee may permit in its sole discretion, including without limitation: (A) in the case of Stock Options relating to Class A Stock, delivery of irrevocable instructions to a broker or other agent acceptable to the Company to promptly sell Class A Stock received under the Award and to deliver to the Company the amount of proceeds to pay the exercise price, (B) in the case of Stock Options relating to Class 1 Stock, (x) delivery to the Company's transfer agent for Class A Stock of any conversion notice or direction necessary to convert Class 1 Stock received under the Award into Class A Stock, and (y) delivery of irrevocable instructions to a broker or other agent acceptable to the Company to promptly sell shares of Class A Stock received upon the conversion of the Class 1 Stock received under the Award and to deliver to the Company the amount of proceeds to pay the exercise price, (C) by a "net exercise" method whereby the Company withholds from the delivery of the Shares for which the Stock Option was exercised that number of Shares having a Fair Market Value equal to the aggregate exercise price for the Shares for which the Stock Option was exercised and/or (D) such other method of payment as the Committee in its discretion deems appropriate.

(g)   <u>Amended Stock Option</u>. The Committee, in its sole discretion, may authorize the amendment of an outstanding Stock Option that relates to Class A Stock so that such Stock Option, instead, relates to Class 1 Stock. An amendment to an outstanding Stock Option so that it relates to Class 1 Stock instead of Class A Stock shall not constitute a new grant for purposes of Section 5(b), and such Stock Option shall continue to be treated for all purposes as having been granted on the original Grant Date of such Stock Option. The Committee shall have discretion to determine the terms and conditions of such amended Stock Option; provided that such terms and conditions shall, to the extent permissible within the terms and conditions of the Plan, be equivalent to the terms and conditions of the Stock Option prior to the amendment. The exercise price of the amended Stock Option may not be less than the exercise price of the Stock Option prior to the amendment, and the number of Shares that may be purchased under the amended Stock Option may not exceed the number of Shares that could have been purchased under the Stock Option prior to the amendment, in each case subject to the adjustments in Section 16.

(h) <u>Stock Rights Exemption</u>. Unless otherwise specifically determined by the Committee, Non-Qualified Stock Options granted under the Plan are intended to qualify as stock rights exempt from Section 409A of the Code within the meaning of Treas. Reg. Section 1.409A-1(b)(5).

(i) <u>$100,000 Annual Limit for ISOs</u>. Notwithstanding any provision in this Section 5, to the extent that the Aggregate Fair Market Value of the Shares with respect to which Stock Options designated as Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all plans of the Company) exceed $100,000, such Stock Options shall be treated as Non-Qualified Stock Options. Stock options failing to qualify as Incentive Stock Options for any reason will be treated as Non-Qualified Stock Options, rather than being forfeited.

(j) <u>Compliance With Laws, etc</u>. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise a Stock Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other Applicable Laws.

(k) <u>No Dividends or Dividend Equivalents</u>. For the avoidance of doubt, no dividends or dividend equivalents shall be granted in connection with Stock Options.

6. STOCK APPRECIATION RIGHTS

The Committee may grant Stock Appreciation Rights to an Eligible Person subject to such terms, conditions and provisions as may be specified by the Committee that are consistent with the terms of the Plan and are memorialized in an Award Agreement. Stock Appreciation Rights may be granted by the Committee in Awards which are in tandem with Stock Options or freestanding. Tandem Awards may be granted at the same time as the grant of the related Stock Option or at any time thereafter prior to the end of the exercise period for the related Stock Option. Each Stock Appreciation Right shall specify whether it relates to Shares of Class A Stock or Class 1 Stock. Stock Appreciation Rights may be settled in the form of Shares or cash (or in a combination thereof).

(a) <u>Value</u>. The value of each Stock Appreciation Right shall be the difference between the Fair Market Value of a Share to which the Stock Appreciation Right relates on the date of exercise of the Stock Appreciation Right and the reference amount specified in the Award Agreement, which for each Stock Appreciation Right granted in tandem with a Stock Option shall be not less than the exercise price of the related Stock Option. The reference amount for each Stock Appreciation Right shall not be less than the Fair Market Value of a Share to which the Stock Appreciation Right relates on the Grant Date of the Stock Appreciation Right; provided, further, that a SAR may be granted as a Substitute Award with an reference amount that is lower than the Fair Market Value of a Share to which such SAR relates if it is granted pursuant to an assumption or substitution for another stock appreciation right in a manner satisfying the applicable provisions of Section 409A of the Code.

(b) <u>Duration of Stock Appreciation Right</u>. The duration of each Stock Appreciation Right shall be specified, and in no instance shall extend later than ten years after the Grant Date. Each tandem Stock Appreciation Right shall specify the Stock Option to which it is related and the terms and conditions under which exercise or expiration of the related Stock Option will result in automatic expiration of the related Stock Appreciation Right and the terms and conditions on which exercise or expiration of the Stock Appreciation Right will result in automatic expiration of the related Stock Option.

(c)   <u>Exercise Terms</u>. Stock Appreciation Rights may be partially exercised from time to time during the period extending from the time they first become exercisable in accordance with the terms of the Award until the expiration of the exercise period specified in the Award Agreement. Exercise of related Stock Options will cause the immediate automatic expiration of related Stock Appreciation Rights on the terms and conditions specified by the Committee. The Committee may impose in the Award Agreement such additional or other limitations or conditions on the vesting or exercise of any Stock Appreciation Right as it deems appropriate. A Stock Appreciation Right shall be exercised upon such notice as is required by the Committee and shall be subject to Section 11 below regarding tax withholding requirements.

(d)   <u>Stock Rights Exemption</u>. Unless otherwise specifically determined by the Committee, SARs granted under the Plan are intended to qualify as stock rights exempt from Section 409A of the Code within the meaning of Treas. Reg. Section 1.409A-1(b)(5).

(e)   <u>No Dividends or Dividend Equivalents</u>. For the avoidance of doubt, no dividends or dividend equivalents shall be granted in connection with SARs.

7.   RESTRICTED STOCK

The Committee may grant a Restricted Stock Award to an Eligible Person subject to such terms, conditions and provisions as may be specified by the Committee that are consistent with the terms of the Plan. Each grant of an Award of Restricted Stock shall be evidenced by an Award Agreement that will specify whether the Shares of Restricted Stock are Class A Stock or Class 1 Stock, the availability of dividends and other distributions with respect to which Shares of Restricted Stock are entitled, the voting rights, if any, associated with such Shares of Restricted Stock, and the conditions that must be satisfied for the Participant to vest in the Participant's right to the Restricted Stock. Notwithstanding the foregoing, no dividends shall be paid to a Participant on Shares of Restricted Stock until and unless the Participant vests in his right to receive such Shares. Restricted Stock Awards may include terms specified by the Committee that make vesting of the Award contingent upon achievement of one or more Performance Goal within or at the end of a Performance Period, and that require the Committee to certify the extent to which any Performance Goal has been satisfied and the number of Shares of Restricted Stock deliverable as a result thereof, prior to the delivery of any such Shares to the Participant.

Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued, or shall cause Shares to be registered in the name of the Participant and held in book-entry form subject to the Company's directions, and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 7 and the applicable Award Agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

8.   RESTRICTED STOCK UNITS AND PERFORMANCE SHARE UNITS

The Committee may grant Restricted Stock Units and Performance Share Units to an Eligible Person subject to such terms, conditions and provisions as may be specified by the Committee that are consistent with the terms of the Plan. Each grant of an Award of Restricted Stock Units or Performance Share Units will be evidenced by an Award Agreement that shall specify the terms of the Award, including the performance measures and/or service requirements, if any, applicable to the Award, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The holder of a Restricted Stock Unit or a Performance Share Unit may receive a payout that is calculated based on the satisfaction of service requirements and/or other terms specified in the Award Agreement. The Committee shall specify in the Award Agreement whether any earned Restricted Stock Units and Performance Share Units shall be paid in the form of Shares or cash (or in a combination thereof).

Performance Share Units may include terms specified by the Committee that make vesting of the Award contingent upon achievement of one or more Performance Goals within or at the end of a Performance Period, and that require the Committee to certify the extent to which any Performance Goal has been satisfied and the number of Shares deliverable as a result thereof, prior to the delivery of any such Shares to the Participant.

If provided by the Committee and to the extent set forth in the Award Agreement, Participants holding Restricted Stock Units or Performance Share Units will be entitled to receive dividend equivalents with respect to dividends declared with respect to the Shares underlying such Awards; provided that no dividend equivalents shall be paid to a Participant on Restricted Stock Units or Performance Share Units until and unless the Participant vests in his right to receive such Shares.

9.   OTHER STOCK-BASED AWARDS

The Committee may grant Other Stock-Based Awards to an Eligible Person subject to such terms, conditions and provisions as may be specified by the Committee that are consistent with the terms of the Plan. Each grant of an Other Stock-Based Award will be evidenced by an Award Agreement that shall specify the terms of the Award. Grants of Other Stock-Based Awards may include terms specified by the Committee that make vesting of the Award contingent upon achievement of one or more Performance Goals within or at the end of a Performance Period, and that require the Committee to certify the extent to which any Performance Goal has been satisfied and the number of Shares deliverable as a result thereof, prior to the delivery of any such Shares to the Participant. If provided by the Committee and to the extent set forth in the Award Agreement, Participants holding Other Stock-Based Awards will be entitled to receive dividend equivalents with respect to dividends declared with respect to the Shares underlying such Awards; provided that no dividend equivalents shall be paid to a Participant on Other Stock-Based Awards until and unless the Participant vests in his right to receive such Shares.

10.   CASH INCENTIVE AWARDS

(a)   The Committee shall select the Performance Goals to be achieved by the Participant, the completion of any specified period of continuous service and the length of the Performance Period. The amount payable shall be expressed in terms of a formula or standard which may be based upon the Participant's base salary or a multiple or percentage thereof, a dollar amount, a percentage of the applicable criteria underlying the specified Performance Goal(s) (or a percentage thereof in excess of a threshold amount) or otherwise. The foregoing formula or standard also may be expressed in the form of a range, pursuant to which the actual amount of a Cash Incentive Award payable under the Plan may vary depending upon the extent to which the Performance Goals for the Performance Period have been attained. For the avoidance of doubt, pursuant to the foregoing, the Committee may establish for any Participant a method or formula for determining the maximum amount payable (subject to the maximum specified in Section 4(d)) based on the level of achievement of the applicable Performance Goal(s). Whether the Performance Goals have been achieved shall be determined by the Committee. In all cases the Committee shall have the sole and absolute discretion to adjust (up or down) the amount of any payment with respect to any Cash Incentive Award that would otherwise be made to any Participant or to decide that no payment shall be made.

(b)   At the time the Committee determines a Cash Incentive Award opportunity for a Participant, the Committee shall also establish the payment terms applicable to such Cash Incentive Award. Such terms shall include when such payments will be made; provided, however, that the timing of such payments shall in all instances either (a) satisfy the conditions of an exception from Section 409A of the Code (e.g., the short-term deferrals exception described in Treasury Regulation Section 1.409A-1(b)(4)), or (b) comply with Section 409A of the Code, and provided further, that in the absence of such terms regarding the timing of payments, such payments shall occur no later than the later of (i) the 15th day of the third month of the calendar year following the calendar year in which the Participant's right to payment ceased being subject to a substantial risk of forfeiture, and (ii) the 15th day of the third month of the Company's fiscal year following the Company's fiscal year in which the Participant's right to payment ceased being subject to a substantial risk of forfeiture.

11. WITHHOLDING TAXES

Whenever required under Applicable Laws in connection with an Award, the Company shall (and whenever permitted by law in connection with an Award the Company may but is not obligated to) require the Participant to remit to the Company or one of its Related Entities an amount sufficient to satisfy any federal, state and/or local income tax, foreign tax, social charge and employment withholding tax requirements prior to the delivery of any Shares. To the extent permitted under such rules as the Committee may promulgate from time to time in its sole discretion and in compliance with any requirements to avoid violations under Section 16(b) of the Exchange Act and related rules, a Participant may provide amounts for tax withholding (but not in excess of the maximum amount permitted for tax withholding under Applicable Laws) by delivering Shares then owned by the Participant or having the Company withhold from the number of Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award. The Company and each of its Subsidiaries and Related Entities shall have the right and is hereby authorized to withhold, from any cash, Shares, other securities or other property deliverable under any Award or from any other compensation or amounts owing to a Participant (but not including nonqualified deferred compensation subject to Section 409A) up to the amount required to satisfy applicable tax withholding requirements.

12. [RESERVED]

13. AWARDS NOT TRANSFERABLE

Unless transferability is otherwise permitted under the Award or as otherwise permitted by the Committee at or following the Grant Date, no Stock Option or Stock Appreciation Right is transferable by the Participant other than (i) by will or the laws of descent and distribution, (ii) pursuant to a domestic relations order, or (iii) solely with respect to Stock Options, by gift to family members or by gift or permitted non-cash exchange to entities beneficially owned by family members or other permitted transferees. Awards that have exercise rights shall be exercisable only by the Participant, the Participant's legal representative, or the Participant's permitted transferees. Shares of Restricted Stock may not be sold or otherwise transferred until the ownership vests in the Participant. Unless transferability is otherwise permitted under such conditions and rules adopted by the Committee, Cash Incentive Awards, Restricted Stock, Restricted Stock Units, Performance Share Units and Other Stock-Based Awards may not be sold or otherwise transferred. Notwithstanding the foregoing, in no event shall either Stock Options or SARs be transferable to third-party financial institutions without stockholder approval or Incentive Stock Options be transferable during the holder's lifetime.

14. GENERAL RESTRICTION ON ISSUANCE OF SHARES

The Company shall not be required to deliver any Shares upon the grant, vesting or exercise of any Award until it has been furnished with such documents as it may deem necessary to insure compliance with any law or rules of the SEC or any other governmental authority having jurisdiction under the Plan. Shares of Class 1 Stock will not be represented by certificates, and shares of Class A Stock may not be represented by certificates. Certificates for shares of Class A Stock, if any, or notices of ownership for Shares delivered upon such grant, vesting or exercise shall bear legends restricting transfer or other restrictions or conditions to the extent required by law or determined by the Committee. Each Award under the Plan is subject to the condition that, if at any time the Committee shall determine that the listing, registration or qualification of the Shares subject to such Award under any state or federal law or other applicable Rule, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of the granting of such Awards or the issue or purchase of Shares thereunder, such Awards may not vest or be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

15. OTHER AWARD PROVISIONS

The Committee may impose on any Award or the exercise thereof, at the Grant Date or thereafter (subject to Section 21), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of Continuous Service by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Applicable Laws, no consideration other than services may be required for the grant (but not the exercise) of any Award. The Committee has the authority to prescribe the rules that apply to an Award upon the termination of a Participant's employment or Continuous Service, which shall be memorialized in the Participant's original or amended Award Agreement or similar document.

16. ADJUSTMENT OF AWARDS

(a) In the event of any change in the capital stock of the Company by reason of any stock dividend, extraordinary cash dividend, stock split, recapitalization, reorganization, merger, consolidation, split up, combination, or exchange of shares, or rights offering to purchase capital stock at a price substantially below Fair Market Value, or of any similar change affecting the capital stock, the number and kind of shares authorized under Section 4 for the Plan (including the limits in Section 4 on Awards to any Participant in any fiscal year), the number and kind of shares which thereafter are subject to an Award under the Plan, the Performance Goals applicable to an Award, and the number and kind of unexercised Stock Options and Stock Appreciation Rights and the price per share shall be adjusted automatically consistent with such change to prevent the dilution or enlargement of the rights granted to, or available for, Participants in the Plan. No fractional shares of Stock that results from an adjustment under this Section 16 shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(b) In the event of a Corporate Transaction (as defined below), the Committee, as constituted before such transaction, is hereby authorized, and has sole discretion, as to any Award, either at the time such Award is made hereunder or any time thereafter, to take any one or more of the following actions, which need not be uniform as to all Participants:

(i) cause any such Award then outstanding to be assumed or replaced by the successor corporation (if any), which assumption or replacement will be binding on all Participants, or the successor corporation may substitute equivalent awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards and Section 22 below);

(ii) provide that Stock Options and Stock Appreciation Rights outstanding as of the date of such transaction shall be cancelled and terminated without payment if the Fair Market Value of one share as of the date of the Change in Control is less than the per share Stock Option exercise price or Stock Appreciation Right reference amount; or

(iii) provide that each Stock Option and Stock Appreciation Right then outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Stock Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of a Corporate Transaction over the exercise price per Share of such Stock Option and/or Stock Appreciation Right (such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction, if applicable) or in a combination thereof, in such manner as the Committee, in its discretion, shall determine is appropriate).

For avoidance of doubt, this Section 16(b) shall permit the Committee to impose terms and conditions on amounts payable to Participants as apply to payments to stockholders in a Corporate Transaction, including but not limited to escrow restrictions.

In the event such successor corporation (if any) fails to assume or substitute Awards pursuant to a Corporate Transaction, all Awards will expire on such transaction at such time and on such conditions as the Board shall determine subject to Section 22 below (regarding Change in Control Vesting).

For purposes of this Section 16(b), a "Corporate Transaction" means a (i) a dissolution or liquidation of the Company, (ii) the consummation of a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed or replaced by the successor corporation, which assumption will be binding on all Participants), (iii) the consummation of a merger in which the Company is the surviving corporation but after which the stockholders of the Company (other than any stockholder which merges (or which owns or controls another corporation which merges) with the Company in such merger) cease to own their shares or other equity interests in the Company, (iv) the sale of substantially all of the assets of the Company, or (v) the consummation of any other transaction which qualifies as a corporate transaction under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company from or by the stockholders of the Company). Notwithstanding the foregoing, to the extent that an Award is subject to Section 409A and a Corporate Transaction would result in a change in the payment timing of an outstanding Award, a transaction described in (ii) through (v) above must also qualify as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of a corporations assets, as the case may be, within the meaning of Section 409A.

17.   LIMITATION ON RIGHTS CONFERRED UNDER THE PLAN.

Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or services of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred Shares in accordance with the terms of an Award.

18.   EFFECT OF THE SALE OF A RELATED ENTITY

A sale or other disposition of a Related Entity that is not a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company shall not constitute a Change in Control. Except as other determined by the Committee in its sole discretion, a Participant who is employed by any such Related Entity shall be deemed to have terminated employment and to no longer be in Continuous Service for purposes of the Plan and the applicable Award Agreement and the unvested portion of the Award at the time of such sale or other disposition shall immediately be forfeited.

19.   [RESERVED]

20.   SECTION 409A CONDITIONS

With respect to Awards that are subject to Section 409A, the Plan is intended to comply with the requirements of Section 409A and the Plan and provisions of such Awards shall be interpreted and administered in accordance with that intent. To the extent that the Committee determines that the Plan or any Section 409A Award fails to comply with the requirements of Section 409A, notwithstanding anything to the contrary contained in the Plan or in any Award, the Committee reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award, without the consent of the Participant, to cause the Award to either not be subject to Section 409A or to comply with the applicable provisions of such section. By way of example, the following rules shall apply:

- Any provision of the Plan that would conflict with the requirements of a Section 409A Award shall not apply to a Section 409A Award.

- Any adjustment or modification to an Award shall be made in compliance with Section 409A (e.g., any adjustment to an Option or Stock Appreciation Right under Section 21) shall be made in accordance with the requirements of Section 409A.

- For Section 409A Awards, all rights to amend, terminate or modify the Plan or any Award are subject to the requirements and limitations of Section 409A.

- For Section 409A Awards, any payment or distribution that is triggered upon termination or cessation of employment or a comparable event shall be interpreted consistent with the definition of "separation from service" within the meaning of Treasury Regulation Section 1.409A-1(h).

- Any assumption or substitution of Section 409A Awards, pursuant to Section 22 shall be made in accordance with the requirements of Section 409A.

- With respect to amounts payable under a Section 409A Award, in the event that a Participant is a "specified employee" as defined in Section 409A, any amount that is payable in connection with the Participant's separation from service, to the extent necessary to avoid the imposition of taxes under Section 409A, shall not be paid prior to the date which is six months after the date the Participant separates from service (or, if earlier, the date the Participant dies). A Participant who is subject to the restriction described in the previous sentence shall be paid on the first day of the seventh month after the Participant's separation from service an amount equal to the benefit that the Participant would have received during such six month period absent the restriction.

While the Company intends for Awards to either be exempt from or in compliance with Section 409A, neither the Company nor the Committee shall be liable to any person for the tax consequences of any failure to comply with the requirements of Section 409A or any other tax consequences relating to Awards under the Plan.

21.   AMENDMENTS AND OTHER MATTERS

(a)   <u>Amendments; Termination</u>. The Plan and any Award Agreement (for outstanding Awards) may be amended, modified or terminated by the Committee at any time and all Awards shall be subject to the Plan, as amended from time to time, except that the Committee may not, without approval of the Participant to whom the Award was granted or his legal representative or permitted transferee materially and adversely affect the rights of such person under such Award Agreement unless such action is required to comply with Applicable Laws. No amendment, modification, or termination of the Plan shall be effective without stockholder approval if such approval is required under Applicable Laws.

(b)   <u>No Repricing</u>. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares): (i) the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Stock Options or the reference amount of SARs, (ii) outstanding Stock Options or SARs may not be cancelled in exchange for cash, other awards, or Stock Options or SARs with an exercise price that is less than the exercise price of the original Stock Options or SARs, and (iii) the Company may not repurchase Options or SARs for value (in cash, substitutions, cash buyouts, or otherwise) from a Participant if the current Fair Market Value of the class of Company Stock underlying the Stock Option or SAR is lower than the exercise price per share of the Option or SAR. This paragraph may not be amended, altered or repealed by the Board or the Committee without approval of the stockholders of the Company. For the avoidance of doubt, "repricing" includes (A) any reduction in the exercise price of an outstanding Stock Option or reference amount of a SAR; (B) any cancellation or exchange of an underwater Stock Option or SAR for cash, other awards (including full-value awards), or a new option or SAR with a lower exercise price; and (C) any other action that would be treated as a repricing under applicable stock exchange rules, in each case without prior approval of the Company's stockholders.

(c)   No Reloads. No Stock Options or SARs granted under the Plan shall contain any provision entitling a Participant to the automatic grant of additional Stock Options or SARs in connection with the exercise of the original Stock Options or SARs.

(d)   Tolling. Except as otherwise provided in an Award Agreement, if the exercise of a Stock Option or SAR following the termination of a Participant's termination of employment (other than for Cause and other than upon the Participant's death or disability) would be prohibited at any time solely because the issuance of Shares would violate requirements under Applicable Laws, then such Stock Option or SAR will terminate on the earlier of (i) thirty days after its exercise would not violate such requirements, or (ii) the expiration of the term of such Stock Option or SAR as set forth in the applicable Award Agreement. This Section 21(d) shall be interpreted consistent with not having an extension for purposes of Section 409A with respect to Stock Options or SARs intended to qualify under the stock rights exemption within the meaning of Treas. Reg. Section 1.409A-1(b)(5).

(e)   Automatic Exercise. The Committee may from time to time, in its sole discretion, provide for and establish procedures with respect to the automatic exercise of Stock Options or SARs that are vested and unexercised as of 5:00 p.m. Eastern Time on the date that such Stock Options or SARs would otherwise terminate under the applicable Award Agreement. Any automatic exercise covered by any such procedures shall be accomplished using a net exercise whereby the Company issues to the Participant Shares equal to the number of Shares covered by the Stock Options or SARs reduced by the smallest number of Shares with an aggregate Fair Market Value that is equal to or exceeds the aggregate exercise price of the Stock Option; or reference amount of the SARs as applicable and the Company shall pay the Participant cash equal to excess, if any, of the aggregate Fair Market Value of such shares over the aggregate exercise price or reference amount, as applicable. In no event shall the Company or its Related Entities or their respective employees or agents be liable for any damages whatsoever arising out of or in any way related to any use of any automatic exercise procedures.

(f)   Non-Exempt Employees. No Stock Option or SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any Shares until at least six (6) months following the Grant Date. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

22.   CHANGE IN CONTROL VESTING

In the event of a Change in Control, the following rules will apply, unless the Award Agreement (or any other written agreement between the Company and the Participant) provides otherwise:

(a)   If the continuing entity after a Change in Control fails to assume or replace an Award with a new award of equivalent value and substantially equivalent terms, such Award shall become vested on the date of the Change of Control; provided, however, that in the case of such an Award that is subject to attaining one or more Performance Goals, the vesting shall be based upon the extent to which performance metrics were actually achieved as of such Change in Control, or if achievement of any performance metric cannot be determined as of such Change in Control, as though such performance metric had been achieved at target.

(b)   If the continuing entity assumes or replaces an Award that is settled in Shares and subject to vesting conditions based upon continued employment with the Company or its Affiliates without regard to the attainment of any Performance Goals with a new award of equivalent value and substantially equivalent terms, the vesting schedule of the assumed or replaced Award shall vest in accordance with the original vesting schedule set forth in the Award Agreement, and shall not accelerate, and the unvested portion of such Award and shall be immediately forfeited upon any subsequent termination of Participant's employment; provided, however that any such Award shall become fully vested and transferable upon the termination of the Participant's employment by the Company without Cause or by the Participant for Good Reason during the Change in Control Protection Period (as defined below).

(c)   If the continuing entity assumes or replaces an Award that is settled in Shares and subject to the attainment of one or more Performance Goals with a new award of equivalent value and substantially equivalent terms based upon the performance metrics actually achieved as of such Change in Control, or if achievement of any performance metric cannot be determined as of such Change in Control, as though such performance metric had been achieved at target, the vesting schedule of the assumed or replaced Award shall become solely time-based and vest in accordance with the original vesting schedule set forth in the Award Agreement, and shall not accelerate, and the unvested portion of such Award and shall be immediately forfeited upon any subsequent termination of Participant's employment; provided, however that any such Award shall become fully vested and transferable upon the termination of the Participant's employment by the Company without Cause or by the Participant for Good Reason during the Change in Control Protection Period.

(d)   If the continuing entity assumes or replaces a Cash Incentive Award with a new award of equivalent value and substantially equivalent terms, payment shall be made based on the extent to which Performance Goals were met and any continuing employment requirement shall be waived in the case of a Participant whose employment is terminated by the Company without Cause or by the Participant for Good Reason during the Change in Control Protection Period.

For purposes of this Section and unless otherwise provided in the Award Agreement, the term "Change in Control Protection Period" shall mean the twenty four-month period following a Change in Control.

23.   CLAWBACK; RECOUPMENT

Awards (and any amounts or benefits arising from such Awards) shall be subject to forfeiture, recovery, or recoupment to the extent required under (a) the Company's incentive-compensation recoupment policy adopted pursuant to Rule 10D-1 under the Exchange Act and applicable listing standards, as amended from time to time, and (b) any other Company clawback or recoupment policy that applies to equity compensation, including time- and performance-vesting awards, as in effect from time to time, and to any clawback, forfeiture, or recoupment otherwise required by Applicable Laws.

24.   CHOICE OF FORUM

(a)   The Company and each Participant, as a condition to such Participant's participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in Rochester, New York over any suit, action or proceeding arising out of or relating to or concerning the Plan. The Company and each Participant, as a condition to such Participant's participation in the Plan, acknowledge that the forum designated by this Section 24 has a reasonable relationship to the Plan and to the relationship between such Participant and the Company. Notwithstanding the foregoing, nothing herein will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Section 24.

(b)   The agreement by the Company and each Participant as to forum is independent of the law that may be applied in the action, and the Company and each Participant, as a condition to such Participant's participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Company or such Participant now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 24, (iii) undertake not to commence any action arising out of or relating to or concerning the Plan in any forum other than the forum described in this Section 24 and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court will be conclusive and binding upon the Company and each Participant.

(c)   Each Participant, as a condition to such Participant's participation in the Plan, hereby irrevocably appoints the General Counsel of Constellation Brands, Inc. as such Participant's agent for service of process in connection with any action, suit or proceeding arising out of or relating to or concerning the Plan, who will promptly advise such Participant of any such service of process.

(d)   Each Participant, as a condition to such Participant's participation in the Plan, agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in Section 24, except that a Participant may disclose information concerning such dispute, controversy or claim to the court that is considering such dispute, controversy or claim or to such Participant's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

25.   SUBSTITUTE AWARDS

Notwithstanding any other provision to the contrary, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the acquired entity's awards in substitution for which they are granted and to preserve the economic value of all or a portion of such acquired entity's awards at such price as the Committee determines necessary to achieve preservation of economic value.

26.   PARTICIPANTS IN FOREIGN COUNTRIES

The Committee shall have the authority to adopt such modifications, procedures, and subplans, in each case which may differ from the terms specified in the Plan, as may be necessary or desirable, after consideration of the Applicable Laws of foreign countries in which the Company or its Subsidiaries may operate, to ensure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

27.   DEFERRED PAYMENTS

Subject to the terms of the Plan, the Committee may determine that all or a portion of any Award to a Participant, whether it is to be paid in cash, Shares or a combination thereof, shall be deferred or may, in its sole discretion, approve deferral elections made by Participants. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, which terms shall be designed to comply with Section 409A.

28.   GOVERNING LAW

The Plan and any Award made pursuant to it shall be construed under the laws of the State of Delaware.

Dated: July 22, 2026

CONSTELLATION BRANDS, INC.

By: _____

Title:

ANNEX A
TO
LONG-TERM STOCK INCENTIVE PLAN

CERTAIN DEFINITIONS

Capitalized terms used in the Plan shall have the meanings set forth below:

"Applicable Laws" means the requirements relating to the administration of equity-based awards and the related issuance of Shares under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and, only to the extent applicable with respect to an Award or Awards, the tax, securities, exchange control or other regulatory laws of any jurisdictions other than the United States where Awards are, or will be, granted under the Plan. Reference to a section of an Applicable Law or regulation related to that section shall include such section or regulation, any valid regulation issued under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

"Award" means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Share Units, Other Stock-Based Awards or a Cash Incentive Award. Subject to the terms of the Plan, the terms of an Award will be memorialized and set forth in an Award Agreement.

"Award Agreement" means an agreement, certificate or other form of writing approved by the Committee that sets forth the terms and provisions applicable to an Award granted under the Plan. An Award Agreement may be in paper or electronic medium and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.

"Cash Incentive Award" means a cash bonus opportunity awarded under Section 10 of the Plan pursuant to which a Participant may become entitled to receive an amount denominated in dollars or another currency based on the satisfaction of such performance or vesting criteria as are specified in the Award Agreement, or, if no Award Agreement is entered into with respect to the Cash Incentive Award, other documents evidencing the Award or the program under which the Award is made.

"Cause" means, solely for the purposes of the Plan, unless otherwise provided in an Award Agreement, gross negligence or willful misconduct or commission of a felony or an act of moral turpitude determined by the Committee to be detrimental to the best interests of the Company or, if the Participant is subject to a written agreement with the Company, "cause" shall have the meaning set forth in that agreement.

"Change in Control" means, unless the Committee specifies otherwise in an Award Agreement:

    (a)   there shall be consummated

        (i)   any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which any Shares are to be converted into cash, securities or other property, provided that the consolidation or merger is not with a corporation which was a direct or indirect wholly-owned subsidiary of the Parent or one of its Subsidiaries immediately before the consolidation or merger; or

        (ii)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company; or

    (b)   the consummation of a complete liquidation or dissolution of the Company; or

(c)   any person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) shall become the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of 35% or more of the voting control of the Company's then outstanding common stock, provided that such person shall not be a wholly-owned subsidiary of the Company immediately before it becomes such 35% beneficial owner of voting control; or

(d)   individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Company's Board of Directors (for this purpose "Incumbent Board" means at any time those persons who are then members of the Board of Directors of the Company and who either (i) are members of the Company's Board of Directors on the date hereof, or (ii) have been elected, or have been nominated for election by the Company's stockholders, by the affirmative vote of at least two-thirds of the directors comprising the Incumbent Board at the time of such election or nomination (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director without objection to such nomination)).

"Class A Stock" means the class A common stock, par value $.01 per share, of the Company.

"Class 1 Stock" means the class 1 common stock, par value $.01 per share, of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" means the Class A Stock or Class 1 Stock.

"Company" means Constellation Brands, Inc. and its Subsidiaries, except where the context indicates that only the Parent is intended.

"Committee" means the committee appointed from time to time by the Company's Board of Directors to administer the Plan, and if no committee is appointed, the Committee shall be the Human Resources Committee.

"Consultant" means any natural person, including an advisor, engaged by the Company as an independent contractor to render bona fide services to such entity (other than in connection with the offer or sale of securities in a capital-raising transaction or to promote or maintain a market for the Company's securities).

"Continuous Service" means uninterrupted provision of services to the Company in any capacity of Employee, Non-Employee Director, or Consultant. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Non-Employee Director, or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Non-Employee Director, or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. A leave of absence will be treated as Continuous Service for purposes of determining the continued vesting of an Award (as differentiated from the use of Continuous Service as a trigger for the termination or forfeiture of the Award) only to the extent provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement applicable to the Participant, or as otherwise required by Applicable Laws.

"Effective Date" shall have the meaning set forth in Section 1 above.

"Eligible Person" means each Executive Officer and other officers, Non-Employee Directors and Employees of the Company or of any Related Entity, and Consultants with the Company or any Related Entity. An Employee on leave of absence may be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

"Employee" means any individual designated as an employee on the payroll records of the Company or a Related Entity, including (i) employees who are also directors and (ii) prospective employees, but conditioned on their commencement of employment.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Officer" means an executive officer of the Company as defined under the Exchange Act.

"Extraordinary Items" means (a) items presented as such (or other comparable terms) on the Company's audited financial statements, (b) extraordinary, unusual, transition, one-time and/or nonrecurring items of gain or loss (including, but not limited to, charges for reorganizing and restructuring, discontinued operations and asset write-downs), (c) the effect of changes in tax laws, corporate tax rates, accounting principles, or other Applicable Laws affecting reported results, (d) the effects of mergers, acquisitions, divestitures, spin-offs or similar significant transactions (including, without limitation, gains or losses on the disposition of a business or business segment or arising from the sale of assets outside the ordinary course of business or reorganization or restructuring programs), (e) events of an "unusual nature" or of a type that indicates "infrequency of occurrence," as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto), (f) exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (g) foreign exchange gains and losses; (h) discontinued operations and nonrecurring charges; (i) stock split, recapitalization, split-up, or similar change, (j) share repurchases; (k) a change in the Company's fiscal year; or (l) litigation or claim judgments or settlements. To qualify as an Extraordinary Item, the item must be identified in the audited financial statements and notes thereto or in the "management's discussion and analysis" section of the financial statements in a period report filed with the SEC under the Exchange Act.

"Fair Market Value" of a Share means (a) with respect to a Share of Class A Stock, the closing price of the Class A Stock on the New York Stock Exchange or other national stock exchange on which the Class A Stock is actively traded for the date as reported in the Wall Street Journal, Eastern Edition or such other standard reference service as the Committee may select, and (b) with respect to a Share of Class 1 Stock, (i) the closing price of the Class A Stock on the New York Stock Exchange or other national stock exchange on which the Class A Stock is actively traded for the date as reported in the Wall Street Journal, Eastern Edition or such other standard reference service as the Committee may select, or (ii) if the Committee shall determine that the fair market value of a share of Class A Stock is not a reasonable proxy for the fair market value of a share of Class 1 Stock, such fair market value as shall be determined by the Committee or calculated in accordance with one or more methodologies established by the Committee as such methodologies may be modified or adjusted from time to time by the Committee, provided, however, that for grants intended to qualify for the stock-rights exemption under Treasury Regulation Section 1.409A-1(b)(5), the Committee shall apply a reasonable application of a reasonable valuation method consistent with Treasury Regulations.

"Grant Date" means the date specified by the Committee on which a grant of an award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

"Good Reason" means, unless otherwise provided in an Award Agreement, as applied to a Participant who is an Employee: (a) to the extent defined in an Employee's employment agreement, the term "Good Reason" shall have the same meaning as set forth in the employment agreement with respect to such Employee, and (b) in the case of any Employee not covered by clause (a) above, the term "Good Reason" means that the Employee terminates his or her employment upon 30 days' notice to the Company given within 90 days following the occurrence of any of the following events without his or her consent, each of which shall constitute a "Good Reason" for such termination; provided that the following events shall not constitute "Good Reason" if the event is remedied by the Company within 30 days after receipt of notice given by the Employee to the Company specifying the event: (i) the Company acts to materially reduce the Employee's employment band or materially reduce the Employee's duties and responsibilities; (ii) the Company materially reduces the amount of the Employee's base salary, and not of other similarly situated Participants; (iii) the Company relocates Participant's principal place of employment by more than 50 miles; or (iv) the

Company materially breaches an employment agreement or an Award Agreement with the Employee. With respect to a Participant who is not an Employee, "Good Reason" shall have the meaning ascribed thereto in the applicable Award Agreement and, in the absence of the definition of such term in such agreement, the provisions in Section 22 relating to "Good Reason" shall not be applicable to such Participant's Award evidenced by such agreement.

"Incentive Stock Option" or **"ISOs"** means any Stock Option that is intended to qualify as an "incentive stock option under Section 422 of the Code or any successor provision.

"IRS" means the Internal Revenue Service and, if the context permits, the courts interpreting the Code.

"Non-Employee Director" means a member of the Board who is not an Employee.

"Non-Qualified Stock Option" means a Stock Option that is not intended to qualify as an Incentive Stock Option.

"Other Stock-Based Award" means an Award granted pursuant to Section 9 of the Plan which is subject to the terms, conditions and restrictions set forth in the Award Agreement evidencing the Award and the Plan.

"Parent" means Constellation Brands, Inc.

"Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

"Performance Criteria" means one or more of the following performance criteria for a Performance Period selected by the Committee with respect to an Award (or any other performance criteria for a Performance Period selected by the Committee with respect to an Award).

- Sales Growth or Net Sales Growth
- Net Sales
- Assets or Asset Productivity
- Operating Expenses / Selling, General and Administrative Expenses
- Cost reductions or cost control
- Gross Margin or Gross Profit
- Brand Contribution / Contribution after Marketing
- Operating Income or Net Operating Income
- Operating Margins / Sales
- Return on Operating Revenue
- Earnings Before Interest and Taxes
- Earnings Before Interest, Taxes, Depreciation and Amortization
- Income Before Income Taxes / Profit Before Tax

- Net Income
- Earnings Per Share
- Cash Flow or Free Cash Flow
- Working Capital or any of its components (Accounts Receivable, Inventory, Accounts Payable)
- New product introductions or launches

- Cash Flows from Operating Activities
- Return on Capital
- Return on Equity
- Cost of Goods Sold / Cost of Product Sold
- Return on Invested Capital
- Return on Assets / Return on Net Assets
- Capital Expenditures / Purchases of property, plant and equipment
- Net Increase in Cash or Cash Equivalents
- Stock Price
- Market share (volume or value-based)
- Total Stockholder Return
- Stockholder Value Added / Economic Value Added
- Strategic Business Objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals or goals relating to acquisitions or divestitures
- Units produced, sold or depleted
- Customer service level
- Debt Ratio or Debt-to-Equity Ratio
- New Sales or Depletions or new product introductions
- Any other objective or subjective performance criteria selected by the Committee

"Performance Goal" means one or more goal or goals (which may be cumulative or alternative) that are set in writing by the Committee for each Participant for the applicable Performance Period with respect to any one or more of the Performance Criteria. Performance Criteria within a Performance Goal may be: (a) established on a corporate, divisional, business unit or consolidated basis, (b) measured on an absolute basis or relative basis (e.g., passage of time (such as a year over year growth), as a relative comparison to a peer group, industry index, broad-based index, etc.), (c) calculated on a pre-tax or after-tax basis, (d) calculated on a per share basis, (e) calculated on a GAAP or non-GAAP basis, and/or (f) calculated for all or a portion of a single year or calculated over multiple years. At the time the Performance Goals are established, the Committee may provide for adjustments (in measures of achievement, amounts payable, or other award terms) to reflect objectively determinable events that may affect Performance Criteria, including but not limited to Extraordinary Items.

"Performance Period" means the fiscal year or years or other period established by the Committee with respect to which a Performance Goal is set by the Committee.

"Performance Share Unit" means an Award granted to a Participant pursuant to Section 8 of the Plan whose value is denominated in Shares and is earned by satisfaction of specified Performance Goals and such other terms and conditions that the Committee may specify.

"Plan" means the Long-Term Stock Incentive Plan of the Company, as amended from time to time.

"Related Entity" means any Parent, Subsidiary, and any business, corporation, partnership, limited liability company, or other entity designated by the Committee in which the Company or a Subsidiary, directly or indirectly, holds a substantial ownership interest.

"Restricted Stock" means Shares granted pursuant to Section 7 of the Plan which are subject to the terms, conditions and restrictions set forth in the Award Agreement evidencing the Award.

"Restricted Stock Units" means an Award granted to a Participant pursuant to Section 8 of the Plan whose value is denominated in Shares and is earned by satisfaction of specified service requirements and such other terms and conditions that the Committee may specify.

"SEC" means the Securities and Exchange Commission.

"Section 409A" means Section 409A of the Code.

"Section 409A Award" means an Award that is subject to and intended to comply with the requirements of Section 409A.

"Shares" means shares of Class A Stock or Class 1 Stock and, with respect to any particular Award, means the shares of Class A Stock or shares of Class 1 Stock to which such Award relates.

"Share Reserve" shall have the meaning set forth in Section 4(a) above.

"Stock Appreciation Right" or **"SAR"** means an Award, granted alone or in connection with a related Stock Option, designated as a Stock Appreciation Right and granted pursuant to the terms of Section 6 of the Plan which is subject to the terms, conditions and restrictions set forth in the Award Agreement evidencing the Award and the Plan.

"Stock Option" means any Non-Qualified Stock Option or Incentive Stock Option granted pursuant to Section 5 of the Plan which is subject to the terms, conditions and restrictions set forth in the Award Agreement evidencing the Award and the Plan.

"Subsidiaries" means (a) all corporations of which at least fifty percent of the voting stock is owned by the Company directly or through one or more corporations at least fifty percent of whose voting stock is so owned, and (b) partnerships or other entities in which the Company has, either directly or indirectly, at least a fifty percent interest in the capital or profits.

"Substitute Awards" means any Awards granted to an Eligible Person in assumption of, or in substitution or exchange for, either awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.